SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX
		English Conference Call
I – Analysis of the Results of the 1Q13		May 17, 2013
I.1 Analysis of the Results of the Consolidated Companies	5	11h00 (Brasília time)
II – Analysis of the Results of the Parent Company	12	10h00 (US EST)
		Phone: +1 (786) 837-9597
III – Eletrobras Information	16	Senha: 9632
IV –Attachment: Subsidiary Companies Information		RI:
IV.1 - Generation and Transmission Companies	32	Investor Relation
		invest@eletrobras.com
Itaipu	33	www.eletrobras.com/elb/ri
Furnas	40	Tel.: (55) (21) 2514-6331
Chesf	65
Eletronorte	94
Eletronuclear	115
Eletrosul	125
CGTEE	145
IV.2 Distribution Companies	154
Amazonas Energia	155
Distribuição Acre	171
Distribuição Alagoas	180
Distribuição Piauí	190
Distribuição Rondônia	199
Distribuição Roraima	208
IV.3 Participation Company
Eletropar	217

1.Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Furnas	1,168	1,680	88	426	59	233	153	479	13.1	28.5
Chesf	1,145	1,513	(12)	559	141	493	29	679	2.5	44.9
Eletronorte	1,046	1,143	238	277	187	126	360	361	34.4	31.6
Eletrosul	241	377	79	137	66	39	116	139	47.9	36.9
Eletronuclear	427	378	28	62	(16)	38	99	127	23.1	33.5
CGTEE	49	122	(162)	(8)	(188)	(9)	(145)	14	(292.8)	11.4

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2013	Total (a+b)
Furnas	8,903	968	72	9,872
Chesf	10,615	108	45	10,723
Eletronorte	9,340	75	-	9,415
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	270	90	15	360
Eletrobras	-	13	-	13
Distribution Companies	2,206	-	-	2,206
Total				42,419
(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2013	Total (a+b)
Furnas	19,420	286	-	19,706
Chesf	19,157	460	292	19,617
Eletronorte	9,983	1,377	168	11,360
Eletrosul	10,378	423	-	10,801
Distribution Companies	673	-	-	673
Total				62,157
(b) The company's participation in the project

Energy Sold – MWh

	1Q13	1Q12
Itaipu	24,653,684	24,534,587
Furnas	9,058,940	14,006,479*
Chesf	14,466,105	16,116,319
Eletronorte	13,805,430	14,875,211
Eletronuclear	3,423,286	-
Eletrosul	388,682	370,773
CGTEE	959,340	1,089,301
Total	66,755,467	70,992,670

* This amount considers the energy sold by Eletronuclear.

Balance Sheet

(In US$)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	522,723,492	534,263,722
Accounts receivable from clients	988,356,478	967,038,354
Obligation to receive	2,933,044	732,843
Sundry debtors	4,661,684	6,468,099
Stored materials	6,691,149	6,471,312
Advances to personal	8,013,506	1,068,689
Advances to suppliers	26,622,067	25,531,487
Legal deposits	29,809,902	28,546,392
Other accounts receivable	9,219,482	21,331,021
Total Current Assets	1,599,030,804	1,591,451,919

Non-Current Assets
Obligations to receive	220,092,601	221,170,351
Legal deposits	43,513,335	42,379,656
	263,605,936	263,550,008
From previous periods	(942,516,046)	(421,953,392)
Result for the period	(173,215,302)	(520,562,654)
	(1,115,731,348)	(942,516,046)
Property, unit and equipment	17,481,166,141	17,477,652,841
Intangible	20,903,844	20,808,447
Total Non-Current Assets	16,649,944,573	16,819,495,250
Total Assets	18,248,975,377	18,410,947,170

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Loans and Financing	1,115,514,496	1,091,679,495
Charges to pay	4,809,165	5,441,346
Remuneration and reimbursement	698,159,608	668,963,832
Suppliers	26,173,783	83,282,430
Pay roll and social obligations	57,787,270	58,233,723
Labor indemnities	17,443,502	23,995,933
Provision for contingencies	237,945,744	234,144,839
Other obligations	7,068,337	4,968,364
Total Current Liabilities	2,164,901,905	2,170,709,962

Non-Current Liabilities
Loans and financing	13,551,000,933	13,818,581,952
Remuneration and reimbursement	3,000,000	-
Labor indemnities	394,533,150	376,466,918
Retirement benefits	1,902,991,071	1,814,318,349
Provision for contingencies	129,317,830	127,714,634
Other obligations	3,230,488	3,155,355
	15,984,073,472	16,140,237,208
Total Liabilities	18,148,975,377	18,310,947,170

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	18,248,975,377	18,410,947,170

Statement of Income

(US$)

	03.31.13	03.31.12
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S.A. – Eletrobras	753,510,984	760,321,110
Administración Nacional de Electricidad - Ande	69,242,016	62,431,890
	822,753,000	822,753,000
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobras	31,096,992	31,037,643
Administración Nacional de Electricidad - Ande	62,193,985	61,809,772
	93,290,977	92,847,415
Reimbursement of charges – non assured energy
Centrais Elétricas Brasileiras S.A. – Eletrobras	29,980,374	27,246,347
Administración Nacional de Electricidad - Ande	5,488,019	6,318,350
	35,468,393	33,564,697
	951,512,370	949,165,112
Operating Expenses
Remunerations and reimbursements
Capital income	(11,975,162)	(11,995,878)
Remuneration on power assignment	(93,290,977)	(92,847,415)
Assured energy
Royalties	(99,608,988)	(100,988,058)
Reimbursement of charges – administration and supervision	(7,662,230)	(7,768,312)
	(107,271,218)	(108,756,370)
No assured energy
Royalties	(32,934,936)	(31,167,219)
Reimbursement of charges – administration and supervision	(2,533,457)	(2,397,478)
	(35,468,393)	(33,564,697)
	(248,005,750)	(247,164,360)
Operating expenses
Administrative and general expenses
Personnel	(164,233,162)	(140,393,303)
Materials	(2,817,212)	(1,920,929)
Third party services	(16,667,591)	(13,686,273)
Provision for contingencies	(624,676)	21,508,434
Socio-environmental expenses	(17,619,209)	(14,624,078)
Other operating expenses	(8,185,620)	(38,052,540)
	(210,147,470)	(187,168,689)
Total of operating expenses	(458,153,220)	(434,333,049)
Result of Service	493,359,150	514,832,063
Other revenues / expenses
Sundry Revenues	759,310	704,956
Sundry Expenses	(566,671)	(332,905)
	192,639	372,051
Financial Revenues
Income from financial applications	10,162,185	16,341,251
Other financial revenues	1,013,435	(7,553,786)
	11,175,620	8,787,465
Financial Expenses
Debt charges	(248,665,993)	(265,564,505)
Monetary variations	(82,840,419)	(41,254,423)
Other financial expenses	(5,695)	-
	(331,512,107)	(306,818,928)
Financial Result	(320,336,487)	(298,031,463)
Net income for the period	173,215,302	217,172,651

Cash Flow

(US$)

	03.31.13	03.31.12
Operating Activities
Net income for the period	173,215,302	217,172,651
Adjustments
Disposal of Assets - sales	441,135	235,291
Monetary Variation on Financing and loans	1,542,797	2,043,423
Monetary Variation on Estimated Obligations	85,668,744	54,859,609
Liability provisions
Financial charges to be capitalized	480,533	192,934
Financial charges not to be capitalized	248,185,461	265,371,571
Estimated Obligations	23,346,317	28,845,503
Adjusted Income	532,880,289	568,720,982
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(21,318,124)	(41,432,190)
Stored Material variation	(219,838)	(14,537)
Other Credits variation	2,743,120	(14,554,719)
Remuneration and reimbursement variation	32,195,776	57,559,391
Suppliers and other variations	(54,933,542)	(4,767,858)
Payment-roll and social obligation variation	(446,453)	1,591,697
Payment of the Estimated Obligation	(3,424,436)	(31,600,939)
	(45,403,497)	(33,219,155)
Net Operating Cash Flow	487,476,792	535,501,827
Investment Activities
Property, unit and equipment and intangible	(4,049,832)	(5,483,518)
Balance of the Investment Activities	(4,049,832)	(5,483,518)
Financing Activities
Loans and financing obtained	13,449,560	6,987,300
Amortization of the Loans and Financing	(259,260,337)	(240,676,369)
Payment of interest on Loans and Financing	(249,156,413)	(265,313,358)
Balance of the Financing Activities	(494,967,190)	(499,002,427)
Total of Cash Effects	(11,540,230)	31,015,882
Cash and cash equivalent – beginning of period	534,263,722	568,408,376
Cash and cash equivalent – end of period	522,723,492	599,424,258
Total of Cash Effects	(11,540,230)	31,015,882

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q13
Itaipu Binacional	14,000	8,577	24,839,820

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Itaipu Binacional	100%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-x-

2. Electric energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q13
		US$ Million[1]	MWh
Eletrobras System	A	-	-
	B	753.5	22,155,395
Others	A	-	-
	B	69.3	2,498,289
Total	A	-	-
	B	822.8	24,653,684

A - Through auction

B - Through free market agreements or bilateral contracts

* Considers only sales of guaranteed energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q13
0.75%

7. Average price– US$/KW

Own assets

1Q13
22.60

8.Extension of transmission lines – Km – N/A

9.Main investments of parent company– US$ million

Project	1Q13
Generation	4.0
Permanent	1.2
Other investments	2.8
Total	4.0

10. New investments – N/A

11. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.13	Due	Index
FIBRA – Fundação Itaipu – BR	42.5	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.13	Due	Currency
Eletrobras	5,546.9	2014 / 2021 / 2023	US$
National Treasury	8,745.0	2023	US$
Restructuring of foreign debt	277.2	2013 / 2023	US$
CAJUBI – Fundação Itaipu - PY	59.7	2021 / 2022	US$
TOTAL	14,628.8

12. Contracts – US$ million

12.1. Loans and financing

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity
Generation	838.8	1,167.2	1,241.5	1,324.1	1,412.4	8,687.3
By creditor
Eletrobras	473.2	684.5	597.1	485.6	517.2	2,789.3
Others	365.6	482.7	644.4	838.5	895.2	5,898.0

12.2. Energy purchase – N/A

12.3. Energy sale

Energy sale contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	-	-	-
	US$ Million	-	-	-	-	-	-
Bilateral contracts*	MWh	145,620	145,620	145,620	145,620	145,620	776,640
	US$ Million	3,291.0	3,291.0	3,298.3	3,324.5	3,337.6	17,539.4
Total	MWh	145,620	145,620	145,620	145,620	145,620	776,640
	US$ Million	3,291.0	3,291.0	3,298.3	3,324.5	3,337.6	17,539.4
*Unit Cost of Electricity Service for the year 2013 was adopted in October 2012.

13. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

13.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13
Up to 5	1,271
6 to 10	350
11 to15	412
16 to 20	174
21 to 25	688
beyond 25	567
Total	3,462

13.2. By region

State	Number of employees
1Q13
Itaipu Hydrolectric Unit [3]	2,290
Paraná – Brazil	315
São Paulo – Brazil	1
Brasília – Brazil	3
ParaguaY	853
Total	3,462
[3] Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

13.3. By departments

Department	Number of employees
1Q13
Field [4]	789
Administrative	2,673

4 Empregados lotados nas Superintendências de Operação e Manutenção.

14. Complementary work force - NA

15. Turn-over

1Q13
0.0174

Marketletter

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	3,611	2,462
Marketable securities	385,283	509,279
Consumers	828,495	935,106
Equity participation remuneration	72,182	35,171
Tax and social contribution	210,363	148,953
Compensation rights	9,937	9,937
Collaterals and linked deposits	15,329	15,329
Stored materials	26,715	24,954
Derivative financial instruments	1,202,298	1,515,986
Others	468,765	394,966
	3,222,978	3,592,143

Non-Current Assets
Long-term asset
Consumers	359,626	398,922
Tax and social contribution	982,118	980,272
Stored materials	89,961	89,047
Collaterals and linked deposits	419,503	386,699
Financial asset – public service concession	6,324,191	6,329,851
Concession compensations	2,011,274	2,174,808
Others	615,354	679,729
	10,802,027	11,039,328

Investments	3,729,174	3,607,783
Property, unit and equipment	5,815,704	5,769,432
Intangible	96,258	98,193
	20,443,163	20,514,736
Total Assets	23,666,141	24,106,879

Marketletter

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	279,848	833,344
Loans and financing	429,412	597,188
Taxes and social contributions	306,738	307,349
Estimated obligation	468,383	497,853
Sector charges	97,313	86,796
Post retirement benefits	67,840	65,597
Research and development	4,309	7,462
Others	89,169	101,335
	1,743,012	2,496,924
Non-Current Liabilities
Loans and financing	6,354,645	6,087,370
Taxes and social contributions	499,763	524,860
Concession to pay	45,392	44,673
Provisions for risks	884,622	865,178
Post retirement benefits	538,939	552,784
Advance for future capital increase	525,450	525,450
Research and development	190,890	214,749
Provision for onerous contracts	1,542,715	1,490,215
Others	1	1
	10,582,417	10,305,280

Stockholders’ Equity
Capital	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383
Income Reserves	493,059	493,059
Accured Income (losses)	59,236	-
Other comprehensive income	(933,120)	(909,921)
	11,340,712	11,304,675
Total Liabilities and Stockholders’ Equity	23,666,141	24,106,879

Marketletter

Statement of Income by Activity

(R$ thousand)

	03.31.13
	Generation	Transmission	Energy trade	Total
Net operating revenue	644,113	195,431	328,071	1,167,615
Operational cost
Electric energy cost	(109,706)	-	(228,137)	(337,843)
Electricity purchased for resale	-	-	(228,137)	(228,137)
Charges for the use of electric network	(109,706)	-	-	(109,706)
Construction cost	(10,259)	(57,863)	-	(68,122)
Operation cost	(348,463)	(251,658)	(4,433)	(604,554)
Personnal	(118,923)	(154,699)	(3,367)	(276,989)
Material	(3,314)	(5,843)	(13)	(9,170)
Third-party services	(57,426)	(81,383)	(938)	(139,747)
Depreciation and amortization	(34,244)	(4,780)	(103)	(39,127)
The use of water resources	(34,560)	-	-	(34,560)
Fuel and water for electric power production	(95,899)	-	-	(95,899)
Supervisory fee of electric energy services	(2,954)	(2,707)	-	(5,661)
Taxes and fees	(1,143)	(2,246)	(12)	(3,401)
	(468,428)	(309,521)	(232,570)	(1,010,519)
Gross Operating Result	175,685	(114,090)	95,501	157,096
Operating Expenses
Provision for contingencies	(6,611)	(12,444)	(389)	(19,444)
Reversal of operational provisions	1,352	3,478	90	4,920
Provision for doubtful accounts	(2,965)	(5,582)	(175)	(8,722)
Other expenses	34,957	(70,985)	(9,831)	(45,859)
	26,733	(85,533)	(10,305)	(69,105)
Result of the electric energy service	202,418	(199,623)	85,196	87,991
Equity result	26,267	-	-	26,267
Financial Result	30,140	(40,543)	2,037	(8,366)
Financing Revenues	69,399	77,216	10,593	157,208
Income from financial investments	2,169	2,976	49	5,194
Interest on refinancing of credits and loans granted	7,533	10,336	169	18,038
Monetary variation about refinancing of credits and loans	3,683	5,054	83	8,820
Monetary variation and moratorium on energy vendida increase	151	49	-	200
Other asset variations	9,372	(4,215)	2,502	7,659
Other financial income	46,491	63,016	7,790	117,297
Financial expenses	(39,259)	(117,759)	(8,556)	(165,574)
Loans and financing charges	(51,215)	(57,139)	(815)	(109,169)
Financial charges on other obligations	-	-	(4,044)	(4,044)
Monetary variation and exchange of loans and financing	17,302	(54,116)	418	(36,396)
Other liability variations	(1,219)	(870)	(1,409)	(3,498)
Other financial expenses	(4,127)	(5,634)	(2,706)	(12,467)
Result before taxes	258,825	(240,166)	87,233	105,892
Social Contribution	(3,858)	(10,280)	1,298	(12,840)
Income tax	(10,984)	(28,305)	3,628	(35,661)
Deferred taxes	2,494	6,276	(6,925)	1,845
Results for the period	246,477	(272,475)	85,234	59,236

Marketletter

	03.31.13
	Generation	Transmission	Energy trade	Total
Net operating revenue	866,395	497,033	316,373	1,679,801
Operational cost
Electric energy cost	(120,367)	-	(540,001)	(660,368)
Electricity purchased for resale	-	-	(540,001)	(540,001)
Charges for the use of electric network	(120,367)	-	-	(120,367)
Construction cost	-	(80,037)	-	(80,037)
Operation cost	(281,511)	(284,478)	(5,281)	(571,270)
Personnal	(80,804)	(188,318)	(3,403)	(272,525)
Material	(3,212)	(5,864)	(40)	(9,116)
Third-party services	(44,835)	(80,805)	(1,604)	(127,244)
Depreciation and amortization	(54,909)	(4,886)	(199)	(59,994)
The use of water resources	(59,196)	-	-	(59,196)
Fuel and water for electric power production	(34,958)	-	-	(34,958)
Supervisory fee of electric energy services	(2,725)	(2,467)	(13)	(5,205)
Taxes and fees	(872)	(2,138)	(22)	(3,032)
	(401,878)	(364,515)	(545,282)	(1,311,675)
Gross Operating Result	464,517	132,518	(228,909)	368,126
Operating Expenses
Provision for contingencies	(813)	(1,788)	(20)	(2,621)
Reversal of operational provisions	17,356	78,580	1,144	97,080
Provision for doubtful accounts	(5,014)	-	-	(5,014)
Other expenses	(13,925)	(15,883)	(1,726)	(31,534)
	(2,396)	60,909	(602)	57,911
Result of the electric energy service	462,121	193,427	(229,511)	426,037
Equity result	(6,686)	-	-	(6,686)
Financial Result	13,348	(64,556)	(3,739)	(54,947)
Financing Revenues	26,391	19,306	2,428	48,125
Income from financial investments	3,539	7,033	238	10,810
Interest on refinancing of credits and loans granted	4,758	9,455	320	14,533
Monetary variation about refinancing of credits and loans	1,398	-	-	1,398
Monetary variation and moratorium on energy vendida increase	-	876	-	876
Other asset variations	2,861	1,854	1,852	6,567
Other financial income	13,835	88	18	13,941
Financial expenses	(13,043)	(83,862)	(6,167)	(103,072)
Loans and financing charges	(21,573)	(45,086)	(1,376)	(68,035)
Financial charges on other obligations	-	-	(3,998)	(3,998)
Monetary variation and exchange of loans and financing	14,826	(28,355)	1,174	(12,355)
Other liability variations	(1,955)	(1,794)	(1,426)	(5,175)
Other financial expenses	(4,341)	(8,627)	(541)	(13,509)
Result before taxes	468,783	128,871	(233,250)	364,404
Social Contribution	(26,405)	(14,269)	3,202	(37,472)
Income tax	(73,344)	(39,636)	8,899	(104,081)
Deferred taxes	7,093	3,820	(873)	10,040
Results for the period	376,127	78,786	(222,022)	232,891

Marketletter

Cash Flow

(R$ thousand)

	03.31.13	03.31.12
Operating Activities
Net income for the period	105,892	364,404
Expenses (revenues) not affecting net working capital
Depreciation and amortization	39,127	59,994
Monetary and currency variation	23,215	13,187
Income from financial investment	(5,194)	(10,810)
Atualização monetária - Indenização Lei 12.763/13	(107,550)	-
Financing charges	95,175	88,481
Equity Method	(26,267)	6,686
Provision for credit of questionable liquidation	8,722	5,014
Provisions for risks with fiscal, labor and civil litigation	19,444	2,621
Provision for losses with onerous contracts	52,500	-
Reversion of operating provision (PLCD, Contingencies and FRG)	(4,920)	(96,773)
Write-off of fixed assets	1,123	1,235
Financial asset revenue by RAP	(80,050)	(245,507)
Global reversal reserve charges	10,517	51,502
Subtotal	131,734	240,034
Variation in operating assets / liabilities	(4,970)	(28,917)
Payment of financial charges	(115,361)	(116,537)
Financing asset amortization by RAP	153,832	376,920
Payment of charges of global reversal reserve	-	(51,871)
Financial charges receivable	5,148	1,882
Payment of income tax and social contribution	(59,911)	(72,944)
Collaterals and linked deposits	(27,859)	-
Renegotiated energy credits-received	59,269	50,142
Taxes and social contribution - payment – principal	(17,245)	(17,464)
Complementary security fund payment	(19,322)	(60,579)
Subtotal	(21,449)	109,549
Net cash of operational activities	105,315	320,666
Financing Activities
Loans and financing obtained	310,158	170,815
Loans and financing payable - principal	(255,786)	(61,856)
Net cash of financing activities	54,372	108,959
Investment Activities
Receipt of loans and financing granted	-	563
Acquisition of financial assets	(68,122)	(80,037)
Redemption application in fixed income and equities	129,190	(127,907)
Acquisition of property, unit and equipment	(82,602)	(57,150)
Acquisition of intangible assets	(1,985)	(539)
Acquisition of equity participation investment	(135,019)	(266,547)
Net cash of investment activities	(158,538)	(531,617)
Total of cash effects	1,149	(101,992)
Cash and cash equivalent – beginning of period	2,462	115,665
Cash and cash equivalent – end of period	3,611	13,673
	1,149	(101,992)

Marketletter

Analysis of the result

The company’s net income registered a 103.3% increase, from R$ 1,704.2 million loss in 4Q12, to a R$ 59.2 million income in 1Q13, mainly due to the registry in December 2012 of  the effects enforced  by Law 12.783/2013.

Operating Income

In the generation:

The electric energy supply presented a 44.3% reduction from R$ 56.2 million in 4Q12, to R$ 31.3 million in 1Q13, mainly due to the closing of  energy supply contracts to industrial consumers.

Electric power registered a 57.3% reduction from R$ 1,388 .2 million in 4Q12 to R$ 592.7 million in 1Q13, mainly due to annulment of the equivalent portion of energy resale of Eletronuclear and also due to effects of Law nº 12.783/2013.

Revenues from construction and operation and maintenance showed a 100%  increase from R$ 0.0 in 4Q12 to R$ 130.0 million in 1Q13, due to application of Law nº 12.783/2013, when these accounts were also made part of the segment generation revenue.

In transmission:

The revenues with transmission system (operation and maintenance) showed 69.2% reduction, from R$ 257.7 million in 4Q12 to R$ 79.3 million in 1Q13.

Construction revenue registered a 70.56% decrease from R$ 196.4 million in 4Q12 to R$ 57.9 million in 1Q13.

The financial revenue also registered a 73.8% decrease from R$ 305.9 million in 4Q12 to R$ 80.1 million in 1Q13.

The reductions presented in transmission revenues above are due mainly to the early renewal of the contracts enforced by Law nº 12.783/2013.

Cost of Electric Energy Service

The electric energy purchased for resale registered a 229.3% increase from R$ 69.3 million in 4Q12 to R$ 228.1 million, in 1Q13, mainly due to the registry in December 2012, of tariff adjustment applicable to Eletronuclear power.

The fuel for electric power production registered a 75.2% increase from R$ 54.8 million, in 4Q12, to R$ 96.0 million in 1Q13, mainly due to the purchase of gas for power generation at the Santa Cruz thermoelectric power plant.

The depreciation and amortization showed a 33.8% reduction from R$ 59.1 million in 4Q12 to R$ 39.1 million in 1Q13, mainly due to early renewals of concession contracts regarding the indemnified assets reached by law 12.783/2013.

Personnel expenses showed a 10.1% increase from R$ 251.5 million in 4Q12 to R$ 277.0 million in 1Q13, mainly due to payments on behalf of labor lawsuits.

Operating income (expense)

Marketletter

The net income of the operational provisions showed a 95.4% reduction from R$ 510.8 million in 4Q12 to R$ 23.2 million in 1Q13, mainly due to provisions made in the 4Q12 for future labor layoffs and for losses accrued in doubtful credit accounts.

The net result of the other operating revenue/expenses had a 104.2%  increase from R$ 182.4 million expenses on 4Q12, to R$ 7.8 million of revenue on 1Q13, mainly due to compensation in 2013, with expenditures for gas supply to TEU Santa Cruz occurred from May to October 2012, in the amount of R$ 65 million.

Financial Result

Financial revenues showed a  56.4% reduction  from R$ 360.7 million in 4Q12 to R$ 157.2 million, in 1Q13, mainly due to the registry in the 4Q12, of the balance of energy sold with regards to the renegotiation contract signed with Celg D.

Financial expenses were reduced by 21.2%, from R$ 210.2 million, in 4Q12, to R$ 165.6 million, in 1Q13, mainly due to a reduction of R$ 48.7 million in other financial expenses.

Marketletter

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q13
Furnas	1,216	598	511,842
Luis Carlos Barreto (Estreito)	1,050	495	656,219
Mascarenhas de Moraes	476	295	389,477
Porto Colômbia	320	185	378,588
Marimbondo	1,440	726	1,374,835
Itumbiara	2,082	1,015	1,103,525
Funil	216	121	332,362
Corumbá I	375	209	505,968
Serra da Mesa (48.46%)*	1,275	671	665,773
Manso (70%)	212	92	153,479
Santa Cruz	932	687	712,148
Roberto Silveira (Campos)	30	21	218

* Includes only the percentage of Furnas

Unit	Location (State)	Beginning of Operation	End of concession
Furnas	MG	Mar/63	Dec/42
Luis Carlos Barreto (Estreito)	SP/MG	Jan/69	Dec/42
Mascarenhas de Moraes	MG	Apr/73	Oct/23
Porto Colômbia	MG/SP	Mar/73	Dec/42
Marimbondo	SP/MG	Apr/75	Dec/42
Itumbiara	GO/MG	Feb/80	Feb/20
Funil	RJ	Apr/69	Dec/42
Corumbá I	GO	Apr/97	Dec/42
Serra da Mesa	GO	Apr/98	Nov/38
Manso	MT	Oct/00	Feb/35
Santa Cruz	RJ	Mar/67	Dec/42
Roberto Silveira (Campos)	RJ	Apr/77	Jul/27

1.2  SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated MWh
				1Q13
Enerpeixe S.A.	HEU Peixe Angical and TL Associated	452	271	740,134.88
Baguari Geração de Energia S.A.	HEU Baguari	140	80	175,081.93
Retiro Baixo Energética S.A.	HEU Retiro Baixo	82	39	87,268.09
Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	855	432	786,073.00
Serra do Facão Energia S.A.	HEU Serra do Facão	212,6	182	116,287.81
Madeira Energia SA**	SHE Santo Antônio	3,150.40	2,218	614,042.00

*Info not available

** In December 2012 the Unit operated with 09 turbines, with a total installed capacity of 644 MW.

Unit	Location (State)	Beginning of Operation	End of concession
UHE Peixe Angical	TO	2006	11/2036
UHE Baguari	MG	2009	08/2041
UHE Retiro Baixo	MG	2010	08/2041
UHE Foz de Chapecó	RS/SC	2010	11/2036
UHE Serra do Facão	GO	2010	11/2036
UHE Santo Antônio	RO	2012	06/2043

Marketletter

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	1,101,221
	R$ Million	205.32
Total	MWh	1,101,221
	R$ Million	205.32

*   Montante total contratado (lastro).

**  Valores faturados.

2.2.SPE

UHE Foz de Chapecó

System	Unit	1Q13
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	483.337
	R$ Million	35.175
Total	MWh	483.337
	R$ Million	35.175

UHE Santo Antônio

System	Unit	1Q13
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	968.389
	R$ Million	195
Total	MWh	968.389
	R$ Million	195

Note: contemplates buying energy to restore coverage and loss.

3.Energy sold

3.1.Own assets

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	19.76	181,125
	B	-	-
Others	A	486.44	8,700,499
	B	21.98	177,316
Total	A	506.20	8,881,624
	B	21.98	177,316

A - Through auction

B - Through free market agreements or bilateral contracts

Obs.: As of January 2012 the Electricity Contracts Trading in a Regulated Market (CCEAR), under Availble Electricity became effective. In the calculations, the contracted energy amounts billed are being considered.

Marketletter

3.2.SPE

Enerpeixe S.A.

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	-	-
	B	118,887	654,305.20
Total	A	-	-
	B	118,887	654,305.20

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Foz do Chapecó

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	167.93	967,622
	B	-	-
Total	A	167.93	967,622
	B	-	-

UHE Santo Antônio

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	31	313,040
	B	313	2,139,646
Total	A	31	313,040
	B	313	2,139,646

UHE Serra do Facão

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	46.53	277,121
	B	24.34	144,997
Total	A	46.53	277,121
	B	24.34	144,997

UHE Retiro Baixo

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	12.9	81,418.178
	B	-	-
Total	A	12.9	81,418.178
	B	-	-

Marketletter

UHE Baguari

Buyer	Sales model	1Q13
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	9.56	82,629
	B	-	-
Total	A	9.6	82,629
	B	-	-

4. CCEE settlement (Spot and MRE)

	Unit	1Q13
Sold	R$ Million	278.78
	MWh
	MWaverage
Purchased	R$ Million
	MWh
	MWaverage
Net	R$ Million	278.78
	MWh
	MWaverage

5. Fuel used to produce electricity

Type	Unit	1Q13
		Quantity	R$ million
Special Diesel oil	litre
Fuel oil Type B1	Ton
Common Diesel oil	Litre
Gas	m3	355,027,357.99	95.899.37
Other expenses*	-
Total		355.027.357.99	95,899.37

6.Losses in generation - %

1Q13
3

Obs.: * Interconnected System Losses are calculated by  ONS. The value of loss between generation and the center of gravity, as well as between the load and center of gravity, used in the Electricity Market is 3%.

7.Average price– R$/MWh

7.1.Own assets

1Q13
58.31

7.2.SPE

SPE	1Q13
Enerpeixe S.A.	181.70
Retiro Baixo Energética S.A.	158.53
Foz de Chapecó Energia S.A.	173.34
Serra do Facão Energia S.A.	171.41

Marketletter

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal - 765 kV	2,698.0			Dec/42
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42
Subtotal - 600 kV	1,612.0
Adrianópolis - Cachoeira Paulista 1	171.0	500	Feb/74	Dec/42
Adrianópolis – Resende	115.0	500	Dec/79	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Adrianópolis - Cachoeira Paulista 3	177.5	500	May/04	Dec/42
Adrianópolis - Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Araraquara - Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas – Itatiba 1	26.5	500	Mar/03	Dec/42
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Gurupi – Miracema	255.0	500	Mar/99	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas – Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa – Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42
Tijuco Preto - Taubaté	13.0	500	Mar/84	Dec/42
Ibiúna - Bateias Circuito 1	332.0	500	Mar/03	May/31
Ibiúna - Bateias Circuito 2	332.0	500	Mar/03	May/31
Subtotal - 500 kV	4,571.5
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Feb/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Feb/99	Dec/42
Campinas - Guarulhos	88.0	345	Feb/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos - Macaé 3	90.0	345	Jun/10	Mar/35
Campos – Viana	199.0	345	Dec/05	Dec/42
Viana – Vitória	26.0	345	Dec/05	Dec/42
Campos – Vitória	224.0	345	Oct/77	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá – Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas - Estreito	112.0	345	Feb/70	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
Furnas – Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos – Nordeste	30.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mogi - Nordeste	20.0	345	Mar/64	Dec/42
Mogi - Poços de Caldas	204.0	345	Feb/71	Dec/42
Ouro Preto - Vitória	383.0	345	Mar/05	Dec/42
Pimenta - Barreiro	198.0	345	Mar/67	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Feb/99	Dec/42
Samambaia - Brasília Sul 2	15.0	345	Feb/99	Dec/42
Subtotal - 345 kV	6,220.5
Barro Alto - Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Brasília Sul - Pirineus	107.0	230	Sep/07	Dec/42
Pirineus - Xavantes	40.0	230	Nov/06	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Sul - Barro Alto	132.0	230	Mar/82	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1 (1st stretch)	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Feb/94	Dec/42
Rio Verde - Rondonópolis	257.0	230	Nov/82	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Xavantes - Bandeirantes 2	20.0	230	Sep/73	Dec/42
Manso - Nobres	66.0	230	May/98	Dec/42
Subtotal - 230 kV	1,949.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Feb/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Feb/73	Dec/42
Campos - Rocha Leão	110.0	138	Feb/73	Dec/42
Campos - Iriri	97.0	138	Aug/73	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá - Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42
Jacarepaguá - Palmares	28.0	138	Nov/72	Dec/42
Jacarepaguá - ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	Jan/77	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	17/08,77	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN – Cosmos	17.0	138	Dec/67	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz - ZIN	5.0	138	Nov/72	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
UTE Campos - Campos 1	1.0	138	Jul/77	Dec/42
UTE Campos - Campos 2	1.0	138	Jul/87	Dec/42
Manso - Nobres	70.0	138	Apr/98	Dec/42
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Total	19,420.0

Marketletter

8.1.2.Substation

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of concession
Adrianópolis	2,580.00	Nova Iguaçu/Rio de Janeiro	Nov/70	Dec/12
Angra	967.07	Angra dos Reis/Rio de Janeiro	Apr/71	Dec/12
Araraquara	-	Araraquara/São Paulo	Apr/76	Dec/12
Bandeirantes	1,383.33	Aparecida de Goiânia/Goiás	Oct/72	Dec/12
Barro Alto	182.66	Barro Alto/Goiás	Mar/82	Dec/12
Brasília Geral	270.00	Brasília/Brasília	Feb/60	Dec/12
Brasília Sul	1,544.20	Taguatinga/Brasília	Mar/73	Dec/12
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	Oct/76	Dec/12
Campinas	2,156.70	Campinas/São Paulo	Sep/72	Dec/12
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	Fev/73	Dec/12
Foz do Iguaçu	15,975	Foz do Iguaçu/Paraná	Dec/82	Dec/12
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	Dec/79	Dec/12
Guarulhos	-	São Paulo/São Paulo	Sep/63	Dec/12
Gurupi	-	Gurupi/Tocantins	Mar/99	Dec/12
Ibiúna	11,600.40	Ibiúna/São Paulo	Apr/84	Dec/12
Imbariê	-	Duque de Caxias/Rio de Janeiro	Oct/68	Dec/12
Iriri	-	Macaé/Rio de Janeiro	Oct/09	Dec/12
Itabera	-	Itabera/São Paulo	Sep/82	Dec/12
Itutinga	-	Itutinga/Minas Gerais	Apr/67	Dec/12
Ivaiporã	11,006.00	Manoel Ribas/Paraná	Oct/82	Dec/12
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	Dec/67	Dec/12
Macaé	-	Macaé/Rio de Janeiro	Nov/01	Dec/12
Mogi das Cruzes	-	Mogi das Cruzes/São Paulo	Mar/64	Dec/12
Niquelândia	-	Niquelândia/Goiás	Oct/99	Dec/12
Pirineus	-	Anápolis/Goias	Nov/06	Dec/12
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	Sep/63	Dec/12
Resende	-	Resende/Rio de Janeiro	Apr/09	Dec/12
Rio Verde	-	Rio Verde/Goiás	Dec/75	Dec/12
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	Dec/72	Dec/12
Samambaia	-	Brasilia/Distrito Federal	Mar/98	Dec/12
São José	2,400.00	Belfort Roxo/Rio de janeiro	Aug/91	Dec/12
Usina São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	Jul/77	Dec/12
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	Sep/82	Dec/12
Viana	750.00	Viana/Espirito Santo	Dec/05	Dec/12
Vitória	969.20	Serra/Espirito Santo	Nov/78	Dec/12
Zona Oeste	-	Nova Iguaçu/Rio de Janeiro	Mar/11	Dec/12
Usina Campos	-	Campos dos Goytacazes/Rio de Janeiro	Dec/68	Dec/12
Usina Corumbá	556.00	Caldas Novas/Goiás	Mar/97	Dec/12
Usina Funil	300.00	Itatiaia/Rio de Janeiro	Dec/69	Dec/12
Usina Furnas	1,399.17	São José da Barra/Minas Gerais	Sep/63	Dec/12
Usina Itumbiara	5,074.99	Araporã/Minas Gerais	Mar/73	Dec/12
Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	Mar/69	Dec/12
Usina Mascarenhas de Moraes	1,287.66	Ibiraci/Minas Gerais	Dec/56	Dec/12
Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	Ago/75	Dec/12
Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	Nov/00	Dec/12
Usina Porto Colômbia	425.00	Planura/Minas Gerais	Jul/73	Dec/12
Usina Santa Cruz	1,544.00	Rio de Janeiro/Rio de Janeiro	Jun/67	Dec/12
Usina Serra da Mesa	1,576.20	Minaçu/Goiás	Mar/98	Dec/12

Marketletter

8.2.SPE

SPE	Object (From - To)	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Transirapé	Irapé – Araçuaí	24.5	65.0	230	May/07	Dez/34
Transudeste	Itutinga – Juiz de Fora	25.0	140.0	345	Feb/07	Out/34
Transleste	Montes Claros – Irapé	24.5	138.0	345	Dec/06	Jul/05
Enerpeixe S.A	Peixe Angical – Peixe 2	40.0	17.0	500	Apr/06	Nov/36
Cia. Centroeste de Furnas	Furnas – Pimenta II	49.0	62.7	345	Mar/10	Mar/35
Chapecoense Geração S.A	SE Foz do Chapecó – Gurita /RS	40.0	72.6	230	Mar/11	Nov/36
Chapecoense Geração S.A	SE Foz do Chapecó – SE Xanxerê /SC	40.0	77.6	230	Mar/11	Nov/36
Chapecoense Geração S.A	HEU Foz do Chapecó – SE de Foz do Chapecó	40.0	1.0	230	Mar/11	Nov/36
Retiro Baixo Energética S.A.	HEU Retiro Baixo – SE Curvelo	49.0	45.0	138	Oct/10	Ago/41
Serra do Facão Energia S.A	HEU Serra do Facão – SE Celg de Catalão	49.5	32.0	138	Oct/10	Nov/36
Baguari Energia S.A	HEU Baguari - SE Baguari	15.0	200.0	230	Fev/10	Ago/41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	15.0	2.5	230	Apr/10	Ago/41
Baguari Energia S.A	SE Baguari - Mesquita	15.0	69	230	Apr/10	Ago/41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	15.0	26	230	Apr/10	Ago/41
Transenergia Renovável S.A	TL Barra dos Coqueiros - Quirinópolis (Basic grid 2)	49.0	52	230	May/11	Abr/39
Transenergia Renovável S.A	TL Quirinópolis - TEU Quirinópolis (IEG)	49.0	34.4	138	May/11	Jun/25
Transenergia Renovável S.A	TL Quirinópolis - UTE Boavista (IEG)	49.0	16.7	138	May/11	Jun/25

9. Transmission losses - %

1Q13
3

10. Main investments of parent company– R$ Million

Project	1Q13	2013 budget
Generation	85.5	380.9
Installation of Combined Cycle TPU Santa Cruz (RJ)/Ampliação da Capacidade UTE Sta. Cruz (RJ)	0.3	41.2
Installation of HPU Batalha (Paulista) (MG/GO)	16.4	135.8
Installation of HPU Simplício and SHU Anta (RJ)	35.4	115.8
Modernization of HPU Furnas (MG)	9.7	38.2
Modernization of HPU Luiz Carlos Barreto (MG)	0.5	3.4
Maintenance of the generation system	23.1	46.1
Extension of generation system	0.0	0.1
Deployment of wind farms to generate	0.0	0.1
Implementation of UTE biomass	0.0	0.1
Extension of generation capacity	0.0	0.1
Transmission	52.8	727.8
Transmission System Bom Despacho – Ouro Preto	3.3	44.7
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.0	0.4
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	3.0	22.3
Installation of Transmission System Mascarenhas - Linhares	0.5	66.8
Reinforcement of Transmission System	14.9	139.3
Transmission System maintenance	30.7	400.6
Extension of transmission in the Mid-Western Region / Extension of transmission system	0.4	53.7
Others	7.1	84.8
Maintenance of real estate	1.7	16.6
Maintenance of real estate, vehicles, turbines and equipment	1.4	18.6
Maintenance of info technology assets	0.9	30.5
Environmental preservation and conservation of generation and transmission	3.1	19.1
Total	145.4	1,193.4

11.New investments

11.1.Generation

11.1.1.Own assets

Unit Own assets	Location (State)	Total of Investment R$ million	Installed capacity MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação HEU Batalha **	MG/GO	978.17 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	Jun/08	Aug/41
Imunitação HEU Simplício / SCH Anta ***	RJ/MG	2,289.51 Basis: Dec/08	333.7	191.3	Estimated Simplício: Turbine 1 – 11/2012 Turbine 2 –12/2012 Turbine 3 –01/2013 Anta: Turbine 1 – 05/2013 Turbine 2 – 06/2013	Mar/07	Aug/41

**Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

*** Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla).

Marketletter

11.1.2.SPEs

SPE	Unit	Participation %	Location	Total of Investment R$ million	Installed capacity MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Cia. Hidrelétrica Teles Pires	UHE Teles PIres	24.5	MT	4,257.8	1.820.00	915.4	Sep/14	Aug/11	Dec/46 estimated
Madeira Energia S.A.	UHE Santo Antônio	39.0	RO	16.352.00	3.150.40	2,218.0	Mar/12	Sep/08	2043
Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	24.5	RN	226.30**	58.45	21.0	Jun/13	Apr/12	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	RN	226.49**	60.12	21.0	May/13	Jun/11	Dec/45
Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	RN	263.60**	68.47	22.0	Apr/13	Jun/11	Dec/45
Central Geradora Eólica Famosa I S.A.	Famosa I*	49.0	RN	75.83	22.50	11.1	Jul/14	Nov/12	May/42
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil*	49.0	CE	50.55	15.00	7.7	Jul/14	Nov/12	May/42
Central Geradora Eólica Rosada S.A.	Rosada*	49.0	RN	101.10	30.0	13.4	Jul/14	Nov/12	Sep/42***
Central Geradora Eólica São Paulo S.A.	São Paulo*	49.0	CE	58.98	17.5	8.1	Jul/14	Nov/12	Mar/42
Energia dos Ventos I	Goiabeira	49.0	CE	75.23	22.5	9.9	Jan/16	Sep/13	Jul/42
Energia dos Ventos II	Ubatuba	49.0	CE	41.80	12.5	5.8	Jan/16	Sep/13	Jul/42
Energia dos Ventos III	Santa Catarina	49.0	CE	66.83	20.0	8.5	Jan/16	Sep/13	Jul/42
Energia dos Ventos IV	Pitombeira	49.0	CE	100.33	30.0	13.9	Jan/16	Sep/13	Jul/42
Energia dos Ventos V	São Januário	49.0	CE	75.23	22.5	9.0	Jan/16	Sep/13	Jul/42
Energia dos Ventos VI	Nossa Senhora de Fátima	49.0	CE	100.33	30.0	12.8	Jan/16	Sep/13	Aug/42
Energia dos Ventos VII	Jandaia	49.0	CE	100.33	30.0	14.1	Jan/16	Sep/13	Aug/42
Energia dos Ventos VIII	São Clemente	49.0	CE	75.23	22.5	9.3	Jan/16	Sep/13	Jul/42
Energia dos Ventos IX	Jandaia I	49.0	CE	75.23	22.5	9.9	Jan/16	Sep/13	Jul/42
Energia dos Ventos X	Horizonte	49.0	CE	58.50	17.5	7.3	Jan/16	Sep/13	Jul/42

* Furnas has the right to participate in these ventures, as per Statement of Commitment signed for this purpose, provided the assumptions set forth herein. To date, this right has not been exercised.

** Current values.

*** This date is only an estimate since the publication of the concesssion permit of the wind farm has not occurred.

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From – to	Total of Investment R$ million	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of concession
TL Tijuco Preto – Itapeti and TL Itapeti – Nordeste **	166.00 Basis: Oct/05	50	345	Estimated 10.12 for TL Tijuco Preto – Itapeti and 04.13 for Itapeti - Nordeste	Apr/36
TL Bom Despacho 3 – Ouro Preto 2 ***	121.00 Basis: Nov/08	180	500	Estimated Sep/13	Jan/39
TL Mascarenhas – Linhares and SE Linhares ****	67.20 Basis: Nov/09	99	230	Estimated May/14	Jul/40
TL Xavantes – Pirineus	27.10 Basis: Nov/11	50	230	Estimated Dec/3	Dec/41

*Considers TL Tijuco Preto – Itapeti 3 and 4 and Itapeti – Northeast and SE Itapeti-C, Northeast -C and Tijuco Preto. Value of total investment in the Original business plan of the project. Requested to Aneel: the division of the plant in two sections, TL Tijuco Preto – Itapeti and Itapeti – Northeast (letter SL.E.E. 017.2010). The expectation of beginning of operation (October 2012) refers only to Tijuco Preto – Itapeti, which had its license issued on 11.26.2010. For the Itapeti – Nordeste the installation license has not yet been issued.

**Considers, in addition to the TL 500 kV Bom Despacho 3-Ouro Preto, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig)-3A. The dates relating to the environmental licensing changed.

***Includes, in addition to the TL 230 kV Mascarenhas-Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa). The dates relating to the environmental licensing changed. The Installation License is expected by April 2013.

11.2.1.2.Substations

SE	Total of Investment R$ million	Transformation capacity	Location (State)	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012, Part E)	43.38 Basis: Mar/12	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	Jan/14	May/42

Marketletter

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	Object (From - To)	Participation %	Total of Investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	TL Porto Velho – Araraquara 2	24.5	3,377 (Basis: dec/2011)	2,375	600	Mar/13	Feb/39
Transenergia Renovável S.A. Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	TL Chapadão – Jataí	49	365.6 (Basis: dec/2011)	128	230	May/13	Jun/25
	TL Palmeiras – Edéia			60
	TL Jataí –TEP Jataí			51.2	138
	TL Jataí – TEP Perolândia			40
	TL Mineiros – TEP Água Emendada			24
	TL Morro Vermelho – TEP Alto Taquari			31
	TL Edéia – TEP Tropical Bioenergia I			49
	TL Edéia – TEP Tropical Bionenergia II			21
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	49	81.71 (Basis: dec/2011)	100	230	Jun/14 Dec/13	Nov/39
	Niquelândia - Barro Alto			88	230
Goiás Transmissão S.A.	Rio Verde Norte - Trindade	49	395.36 (Basis: dec/2011)	193	500	Apr/13	Jul/40
	Trindade – Xavantes			37	230
	Trindade – Carajás			29
MGE Transmissão S.A.	Mesquita - Viana 2	49	279.65 (Basis: dec/2011)	248	500	Jun/13	Jul/40
	Viana 2 - Viana			10	345
Consórcio Triângulo Mineiro	TL Marimbondo II – Assis *	49	266.040 (Basis: dec/2012)	296.5	500	28 months **	30 years **
Consórcio Paranaíba	TL Barreiras II – Rio das Éguas*	24.5	906.624 (Basis: dec/2012)	244	500	36 months **	30 years **
	TL Rio das Éguas – Luziânia*	24.5		373	500
	TL Luziânia – Pirapora*	24.5		350	500

* Developments auctioned in Auction Aneel No. 07/2012 held on 12.19.2012. The SPEs for the respective consortia will be formed in January and February 2013, ass provided in the Auction Notice.

** The exact dates of beginning of operation and end of concession depends on the signing of the concession contract.

11.2.2.2.Substations

SE	Total of Investment R$	Transformation capacity (WMA)	Location	Beginning of operation	End of concession
SE Corumbá	25,928,886.00	150	Caldas Novas GO	Apr/2013	Jun/41
SE Luziânia and Niquelândia	39,226,000.00	255	Luziânia GO Niquelândia GO	Nov/ 2013	May/42

12. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.13	Due	Index
Eletrobras	40	03/2018	9.5% p.y.
Eletrobras	78	12/2018	7% p.y.
Eletrobras	11	12/2015	7% p.y.
Eletrobras	261	03/2023	IPCA + 7% p.y.
Eletrobras	1	10/2014	6.5% p.y.
Eletrobras	350	06/2030	IPCA + 7% p.y.
Eletrobras	213	12/2030	IPCA + 7% p.y.
Eletrobras	670	11/2029	IPCA + 7% p.y.
Eletrobras	4	10/2016	6.5% p.y.
Eletrobras	624	06/2030	IPCA + 7% p.y.
Eletrobras	634	06/2021	IPCA + 7% p.y.
Eletrobras	274	32/2022	IPCA + 7% p.y.
Eletrobras - Eletronet	142	08/2020	Selic
BNDES	885	07/2026	TJLP + 1.91% p.y.
BNDES	164	12/2025	TJLP + 3.00% p.y.
BNDES	50	07/2026	TJLP + 2.18 p.y.
Caixa Econômica Federal	10	01/2022	8.70% p.y.
Caixa Econômica Federal	215	07/2020	111% CDI
Caixa Econômica Federal	420	08/2020	111% CDI
Caixa Econômica Federal	89	10/2020	111% CDI
Caixa Econômica Federal	118	10/2020	111% CDI
Banco do Brasil S.A.	210	02/2018	110% CDI
Banco do Brasil S.A.	766	10/2018	107.3% CDI
Basa	202	07/2017	102.89% CDI

Foreign currency - FC

Creditor	Balance 03.31.13	Due	Currency
Eletrobras	41	04.2018	US$
Eletrobras	182	10.2018	Yen
BID	130	12.2031	US$
	353

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation	347	203	295	329	746	4289	6209
Transmission	82	69	79	77	78	190	575
By creditor
Eletrobras	288	209	286	315	328	2.094	3.520
Others	141	63	88	91	496	2385	3.264
Total	429	272	374	406	824	4.479	6.784

Marketletter

13.1.2.SPE

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation	4.567	4.526	4.351	0	0	0	13.444
Transmission	682	763	713	0	0	0	2.158
By creditor
BNDES	4.243	4.196	4.018	0	0	0	12.457
Banco da Amazônia S.A. - FNO	285	313	316	0	0	0	914
Banco do Brasil FCO	49	49	49	0	0	0	147
BNDES LP	599	661	616	0	0	0	1.876
BES	74	68	63	0	0	0	205

13.2.Energy purchase

13.2.1 Parent company

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
MWh	3,562,648	995,093	241,776	242,438	241,776	241,776
R$ million	568	142	33	33	33	33

Note: the power purchase agreement of Eletronuclear was terminated in 31.12.2012.

13.2.2. SPE – ND

13.3.Energy sale

13.3.1.Parent company

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	39.646.133	29.866.034	28.635.851	28.714.305	26.341.320	26.341.320
	R$ Million	2.517	1.530	1.390	1.392	1.085	1.085
Bilateral Contract	MWh	474.414	105.120	519.626	415.641	415.641	415.641
	R$ Million	60	14	65	51	51	51
Total	MWh	40.120.547	29.971.154	29.155.476	29.129.946	26.756.961	26.756.961
	R$ Million	2.577	1.544	1.456	1.444	1.136	1.136

13.3.2.SPE

  Foz de Chapecó

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	2,268,840	2,268,840	2,268,840	2,275,056	2,268,840	54,489,456
	R$ Million	384.25	384.25	384.25	385.30	384.25	9,228.33
Bilateral Contract	MWh	1,513,728	1,513,728	1,513,728	1,517,875	1,513,728	15,019,430
	R$ Million	272.00	272.00	272.00	272.75	272.00	2,698.84
Total	MWh	3,782,568	3,782,568	3,782,568	3,792,931	3,782,568	69,508,886
	R$ Million	656.25	656.25	656.25	658.05	656.25	11,927.17

Enerpeixe S.A.

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	-	-	-
	R$ Million	-	-	-	-	-	-
Bilateral Contract	MWh	2,487,840,00	-	-	-	-	-
	R$ Million	452,041	-	-	-	-	-
Total	MWh	2,487,840,00	-	-	-	-	-
	R$ Million	452,041	-	-	-	-	-

UHE Santo Antônio

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017*
Regulated Market	MWh	3,437,450	8,752,713	13,126,667	13,638,038	13,600,776	13,600,776
	R$ Million	358	968	1,543	1,715	1,828	1,938
Bilateral Contract	MWh	9,103,495	10,878,541	6,212,211	5,844,874	5,828,904	5,828,904
	R$ Million	1,324	1,729	1,225	1,226	1,305	1,383
Total	MWh	12,540,945	19,631,254	19,338,878	19,482,912	19,429,680	19,429,680
	R$ Million	1,682	2,697	2,769	2,940	3,134	3,321
* After 2017 the operation is stabilized only readjust of IPCA. The volumes were considered and estimated income for the year of 2018.

UHE Serra do Facão

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	3,437,450	8,752,713	13,126,667	13,638,038	13,600,776	13,600,776
	R$ Million	358	968	1,543	1,715	1,828	1,938
Bilateral Contract	MWh	9,103,495	10,878,541	6,212,211	5,844,874	5,828,904	5,828,904
	R$ Million	1,324	1,729	1,225	1,226	1,305	1,383
Total	MWh	12,540,945	19,631,254	19,338,878	19,482,912	19,429,680	19,429,680
	R$ Million	1,682	2,697	2,769	2,940	3,134	3,321

UHE Baguari

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	330,515	330,515	330,515	330,515	330,515	4,238,572
	R$ Million	38.23	38.23	38.23	38.23	38.23	490.32
Bilateral Contract	MWh	-	-	-	-	-	-
	R$ Million	-	-	-	-	-	-
Total	MWh	330,515	330,515	330,515	330,515	330,515	4,238,572
	R$ Million	38.23	38.23	38.23	38.23	38.23	490.32

Retiro Baixo Energética S.A.

Contracts of Energy sale	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	315,360.000	308,792.488	308,792.488	309,757.720	308,792.488	6,489,468.408
	R$ Million	50.02	48.90	48.89	49.13	48.90	1027.93
Bilateral Contract	MWh	8,760.000	8,760.000	8,760.000	8,784.000	8,760.000	8,016.000
	R$ Million	1.39	1.39	1.39	1.39	1.39	1.27
Total	MWh	324,120.000	317,552.488	317,552.488	318,541.720	317,552.488	6,497,484.408
	R$ Million	51.409	50.284	50.278	50.521	50.284	1.029.204

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Composition of employees by tenure (Years)	1Q13
Up to 5	814
6 to 10	1.235
11 to15	411
16 to 20	194
21 to 25	434
Up to 25	1.341
Total	4,429

Note: Furnas has 19 employees requested that are not sorted by length of service, for a total of 4,448 employees.

14.2.By departments

Departmants	Number of employees
1Q13
Administrative	2,003
Operational	3,345
Total	4,448

14.3.By region

State	Number of employees
1Q13
Distrito Federal	158
Espírito Santo	80
Goiás	288
Minas Gerais	716
Mato Grosso	13
Paraná	189
Rio de Janeiro	2.342
Rondônia	45
São Paulo	607
Tocantins	10
Total	4.448

15.Complementary work force

Operational	1Q13
1,508

16.Turn-over

1Q13
0.0106

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	695,702	94,745
Clients	926,259	918,550
(-)Provision for credits of questionable liquidation	(191,910)	(183,740)
Receivables - Law 12,783/13	1,220,136	4,736,747
Taxes and contributions	132,524	177,508
Marketable securities	2,959,754	229,018
Advances to employees	32,472	4,542
Stored materials	95,265	85,380
Service in course	104,275	100,330
Collaterals and linked deposits	22,003	11,003
Financial assets – public service concession	78,929	77,023
Others	96,682	70,490
	6,172,091	6,321,596
Non-Current Assets
Long-term asset
Clients	18,960	19,571
Receivables - Law 12,783/13	2,448,374	2,719,769
Taxes and contributions	1,853,054	1,857,298
Marketable securities	3,700	4,308
Goods and rights for sale	7,116	7,129
Collaterals and linked deposits	597,110	482,794
Financial assets – public service concession	2,758,948	2,599,705
Others	159,409	50,777
	7,846,671	7,741,351
Investments	2,449,824	2,250,456
Property, unit and equipment	1,438,612	1,371,394
Intangible	28,749	29,458
	11,763,856	11,392,659
Total Assets	17,935,947	17,714,255

Liabilities	03.31.13	12.31.12
Current Liabilities
Suppliers	437,626	321,729
Payroll	11,342	16,228
Taxes and social contribution	132,770	115,895
Loans and financing	69,486	70,239
Debt charges	2,661	778
Shareholders remuneration	41	41
Estimated obligations	132,033	134,787
Retirement benefit	644	2,523
Other operational provisions	106,461	106,461
Sector charges	201,343	201,408
Others	46,372	51,561
	1,140,779	1,021,650
Non-Current Liabilities
Taxes and social contribution	13,572	13,572
Fiscal debts	57,024	54,225
Loans and financing	362,918	398,087
Retirement benefits	706,964	705,788
Sector charges	167,173	151,718
Provisions for contingencies	1,410,406	1,388,685
Provision for onerous contract – Camaçari, Itaparica and Jirau	2,250,846	2,303,556
Others	5,544	5,515
	4,974,447	5,021,146
Stockholders’ Equity
Social Capital	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199
Other comprehensive income	(797,271)	(805,879)
Accrued losses	(2,052,160)	(2,192,814)
	11,820,721	11,671,459
Total Liabilities and Stockholders’ Equity	17,935,947	17,714,255

Statement of Income by activity

(R$ thousand)

	03.31.13			03.31.12
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	880,244	264,587	1,144,831	1,114,684	398,799	1,513,483
Operating cost
Cost with electric energy
Electric energy purchased for resale	(132,361)	-	(132,361)	-	-	-
Charges on the use of electric grid	(209,043)	-	(209,043)	(215,154)	-	(215,154)
Cost of operation			-			-
Personnel	(21,462)	(54,179)	(75,641)	(18,866)	(52,267)	(71,133)
Material	(227)	(1,356)	(1,583)	(536)	(2,157)	(2,693)
Fuel for production of electric energy	(364,094)	-	(364,094)	(1,529)	-	(1,529)
Third party services	(4,089)	(9,814)	(13,903)	(3,064)	(11,548)	(14,612)
Financial compensation for the use of hydro resources	(9,774)	-	(9,774)	(67,331)	-	(67,331)
Depreciation and amortization	(9,497)	-	(9,497)	(85,680)	-	(85,680)
Inspection fee	(3,018)	(2,242)	(5,260)	(3,244)	(2,056)	(5,300)
Provision (reversion) onerous contracts	22,281	7,662	29,943	-	-	-
Others	40,290	(890)	39,400	11,952	(1,369)	10,583
	(690,994)	(60,819)	(751,813)	(383,452)	(69,397)	(452,849)
Cost of service rendered to third parties	-	(429)	(429)	-	(2,403)	(2,403)
Construction costs	-	(121,526)	(121,526)	-	(142,320)	(142,320)
Gross operating income	189,250	81,813	271,063	731,232	184,679	915,911
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(6,839)	(1,330)	(8,169)	(86,566)	(9,529)	(96,095)
Losses - Consumes/Concessionaries	4,751	-	4,751	(4,955)	-	(4,955)
Losses – free energy	-	-	-	(266)	-	(266)
Others	(11)	(30)	(41)	253	(37)	216
General and administrative expenses						-
Personnel	(31,415)	(92,677)	(124,092)	(27,681)	(90,726)	(118,407)
Material	(862)	(2,387)	(3,249)	(709)	(2,184)	(2,893)
Third party services	(9,301)	(13,607)	(22,908)	(9,133)	(16,390)	(25,523)
Depreciation and amortization	(11,034)	(4,631)	(15,665)	(11,793)	(6,176)	(17,969)
Provisions for contingencies	(9,842)	(25,408)	(35,250)	(16,109)	(48,550)	(64,659)
Impairment Camaçari and Curemas	5,107	-	5,107	-	-	-
Provision MP 579 - RBNI	-	(33,391)	(33,391)	-	-	-
Otherss	(23,659)	(26,961)	(50,620)	(7,495)	(18,946)	(26,441)
	(83,105)	(200,422)	(283,527)	(164,454)	(192,538)	(356,992)
Service result	106,145	(118,609)	(12,464)	566,778	(7,859)	558,919
Equity income result
Gains in equity	-	22,681	22,681	3,475	21,511	24,986
Losses in equity	(4,292)	(2,395)	(6,687)	(2,825)	(5,496)	(8,321)
Financial Revenue (Expense)
Income from financial applications	(16,631)	(5,054)	(21,685)	20,872	7,163	28,035
Monetary variation and arrears –energy sold	4,269	2,123	6,392	12,354	632	12,986
Other monetary variation – asset	72	182	254	197	583	780
Update receivables – Law 12,783/13	110,063	89,148	199,211	-	-	-
Other financial revenues	3,922	7,763	11,685	3,742	3,768	7,510
PIS/Pasep/Cofins	-	-	-	(47)	(21)	(68)
	101,695	94,162	195,857	37,118	12,125	49,243
Debt charges	334	(6,842)	(6,508)	(5,364)	(8,825)	(14,189)
Monetary variation on loans and financing	-	(234)	(234)	-	(148)	(148)
Other monetary variations – liability	(10)	(27)	(37)	(5)	(18)	(23)
Other financial expenses	(3,079)	(1,195)	(4,274)	(11,250)	(2,474)	(13,724)
	(2,755)	(8,298)	(11,053)	(16,619)	(11,465)	(28,084)
	98,940	85,864	184,804	20,499	660	21,159
Operating result before Law 12,783/13	200,793	(12,459)	188,334	587,927	8,816	596,743
Law 12,783/13 effects	-	-	-	-	-	-
Operating result after Law 12,783/13	200,793	(12,459)	188,334	587,927	8,816	596,743
Soial contribution current	(19,103)	10,098	(9,005)	(63,044)	(2,373)	(65,417)
Social contribution deferred	(1,618)	(1,370)	(2,988)	7,883	963	8,846

	03.31.13			03.31.12
	Generation	Transmission	Total	Generation	Transmission	Total
Income tax current	(55,382)	21,293	(34,089)	(170,172)	(6,264)	(176,436)
Income tax deferred	(7,924)	6,326	(1,598)	22,653	3,197	25,850
Fiscal incentives	-	-	-	100,073	3,742	103,815
Net income for the period	116,766	23,888	140,654	485,320	8,081	493,401
Basic income per share (R$)	2.09	0.43	2.52	9.41	0.16	9.57

Cash Flow

(R$ thousand)

	03.31.13	03.31.12
Operating Activities
Net income for the period	188,334	596,743
Expenses (revenues) not affecting cash
Depreciation and amortization	25,162	103,649
Net monetary and currency variations	341	(1,515)
Shareholders equity	(15,994)	(16,665)
Provision for contingencies	35,250	64,659
Provision for credits of questionable liquidation	8,169	96,095
Post-retirement benefits	27,553	7,663
Legal deposits adjustment	(4,847)	(3,124)
Adjustment of rural debt bonds	(35)	58
Financial income	(60,113)	(171,447)
Financial charges	6,508	14,189
Dividends adjustment	-	7,426
Adjustment debt balance – Taxes and social contribution	(2,973)	-
Provision for onerous contracts – Camaçari and Itaparica	(29,943)	-
Impairment	(5,107)	-
	172,305	697,731
Financial charges paid to shareholders and related parties	(2,009)	(2,528)
Financial charges paid to financial institutions and other parties	(1,968)	(20,474)
Payment of pension fund	(15,650)	(41,721)
Payment of taxes and social contributions	-	(116,550)
Legal deposits	(1,702)	(31,371)
Customers	(7,097)	(164,026)
Stored materials	(9,885)	197
Taxes	17,382	(37,602)
Advances to employees	(27,930)	(11,094)
Legal linked deposits	(118,767)	(671)
Services in course	(3,945)	(1,795)
Advance for future capital increase in jointly controlled	(109,452)	-
Suppliers	115,897	(152,808)
Estimated obligations	(2,754)	(2,884)
Sectorial charges	(9,832)	13,129
Provision for contingencies	(13,529)	11,058
Other operating assets and liabilities	(3,885)	(21,792)
	(195,126)	(580,932)
Total of operating activities	(22,821)	116,799
Investment Activities
Receivables – Law 12,783/13	3,788,006	-
Application in property, unit and equipment	(116,126)	(73,352)
Application in intangible	(1,084)	(775)
Realization of financial assets - public service concessions	(101,036)	84,972
Permanent equity participation	(186,398)	(99,096)
Dividends received	5,948	-
Marketable securities	(2,730,128)	59,873
Property, unit and equipment anda Intangible asset discharges	524	302
	659,706	(28,076)
Financing Activities
Loans and financing obtained	-	124
Payments of loans and financing	(35,928)	(210,631)
	(35,928)	(210,507)
Total of cash effects	600,957	(121,784)
Cash and cash equivalent – beginning of period	94,745	268,638
Cash and cash equivalent – end of period	695,702	146,854
Cash variation	600,957	(121,784)

Analysis of the results

The Company recorded in the first quarter of 2013 net income of R$ 140.7 million, versus a net loss of R$ 6,928.0 million reported in the fourth quarter of 2012, primarily due to the recognition of the effects arising from Provisional Measure No. 579/2012, later converted into Law No. 12.783/2013. The main changes in revenues and costs/expenses are shown below.

Operating Revenue

In generation:

The Company had, in the 1st quarter of 2013, revenue from generation 17.1% lower than recorded in the fourth quarter of 2012, from R$ 1,229.0 million to R$ 1,018.9 million, mainly due to the following factors:

The electricity supplied directly to industries decreased by 4.2%, from R$ 216.5 million in the fourth quarter of 2012 to R$ 207.5 million in the first quarter of 2013, resulting from maturities of existing contracts against the entry of new contracts;

Revenue from Operation and maintenance of power plants decreased by 57.6%, from R$ 953.8 million in the fourth quarter of 2012 to R$ 404.8 million in first quarter 2013, according to the new values established by Law No. 12.783/2013;

Other operating revenue increased, highlightening the positive variation in sales to the short-term market within the Energy Trading Chamber – CCEE environment, from R$ 57.8 million in the fourth quarter of 2012 to R$ 405.6 million in the first quarter of 2013, due to the electricity dispatched by the Camaçari Plant, ordered by the National Electric System Operator - ONS.

In transmission:

The Company presented the 1st quarter 2013 revenues of transmission 41.9% less than in the fourth quarter of 2012, from R$ 518.4 million to R$ 301.3 million in the first quarter of 2013, mainly due the following factors:

Construction revenue decreased by 40.2% from R$ 203.2 million in the fourth quarter of 2012 to R$ 121.5 million in 1Q 2013, according to the construction progress of the transmission system;

Operation and maintenance revenue of the transmission system increased by 10.2% from R$ 145.7 million in the fourth quarter of 2012 to R$ 160.6 million in the first quarter of 2013, due to the start of operation of new ventures;

Financial income decreased by 90.0%, from R$ 167.2 million in the fourth quarter of 2012 to R$ 16.7 million in the first quarter of 2013, due to the effects of Law No. 12.783/2013, which established new terms to renew the concession contract;

Other operating income showed no material variation.

Cost of Electricity Service

The evolution of costs in the period were mainly determined by:

In generation:

Charges for use of the grid decreased 4.3%, from R$ 218.4 million in the fourth quarter of 2012 to R$ 209.0 million in Q1 2013;

The Financial compensation for the use of water resources decreased 79.6%, from R$ 48.0 million in the fourth quarter of 2012 to R$ 9.8 million in the first quarter of 2013, due to new rules regarding power sector charges, established by Law No. 12.783/2013;

The depreciation decreased 88.7%, from R$ 84.2 million in the fourth quarter of 2012 to R$ 9.5 million in the first quarter of 2013, resulting from the renewal of power plant concession contracts;

The cost of Fuel for energy production increased by 90,925.0%, from R$ 0.4 million in the fourth quarter of 2012 to R$ 364.1 million in the first quarter of 2013, due to the entry in operation of Camaçari thermal power plant.

Variation under the line item Provision (reversal) onerous contract, represented 96.85%, from an expenditure of R$ 711.4 million in the fourth quarter of 2012 to an income of R$ 22.3 million in Q1 2013, from the reversal of a provision in the 1st quarter of 2013, according to the studies conducted by the Company;

The Electricity purchased for resale increased by 593.2%, from R$ 19.1 million in the fourth quarter of 2012 to R$ 132.4 million in Q1 2013, due to the commitment of existing contracts with industries before the MP 579/2012.

The other items, on average, did not change significantly.

In transmission:

Operating costs showed a 40.2% decrease, from R$ 203.2 million in the fourth quarter of 2012 to R$ 121.5 million in Q1 2013, according to the construction progress of the transmission system;

The other items, on average, did not change significantly.

Operating Revenue (Expenses)

In generation:

The general and administrative expenses regarding power generation decreased by 6.9%, corresponding to R$ 6.2 million, from R$ 89.3 million in the fourth quarter of 2012 to R$ 83.1 million in the 1st quarter of 2013 mainly due to the variation in provisions for contingencies [+60.7% (R$ 3.7 million)], motivated by the entry of new lawsuits as compared to the termination of ongoing lawsuits; in third-party services [-29% (R$ 3.8 million)], due to the restructuring of the Company's expenses; the increase of R$ 28.2 million in provisions for losses and loans and losses - consumers/dealers and free energy, and the reduction of R$ 5.1 million of Provision/Impairment Reversal, and the reduction of R$ 26.7 million of other operating provisions.

In Transmission:

The general and administrative expenses regarding power transmission decreased by 19.7%, or R$ 49.2 million, from R$ 249.6 million in the fourth quarter of 2012 to R$ 200.4 million in the first quarter of 2013 mainly due to changes in personnel expenses [-9.9% (R$ 10.2 million)]; variation under other administrative expenses [-95.9% (R$ 11.6 million)], the variation under third-party services [-33.0% (R$ 6.7 million)]; variation under post-employment benefits [+251.8% (R$ 14.1 million)], due to the increase of R$ 33.4 million in Provisional Measure MP 579 - RBNI, and the reduction of R$ 79.7 million over other operating provisions.

Marketletter

Financial Results

In generation:

Financial income decreased by 41.2%, from R$ 173.1 million in the fourth quarter of 2012 to R$ 101.7 million in the first quarter of 2013, primarily due to reduction in the adjustments of the receivables caused by law No. 12.783/2013 and VNR, and reduction of income accrued by financial investments.

Financial expenses decreased by 86.9%, from R$ 21.4 million in the fourth quarter of 2012 to R$ 2.8 million in Q1 2013, due to the reduction of dividends balance and debt burden adjustments.

In transmission:

Financial income increased by 150.5%, from R$ 37.6 million in the fourth quarter of 2012 to R$ 94.2 million in the first quarter of 2013, primarily due to the adjustments of receivables caused by Law No. 12.783/2013 and VNR without the same corresponding period of the last year.

Financial expenses decreased by R$ 62.8%, from R$ 22.3 million in the fourth quarter of 2012 to R$ 8.3 million in the 1st quarter of 2013.

Marketletter

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13
Funil	30.00	13.95	6,305.16
Pedra	20.00	3.74	404.05
Araras	4.00	-	0.00
Curemas	3.52	1.00	699.91
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	4,281.60	2,225.00	3,203,282.22
Sobradinho	1,050.30	531.00	677,611.71
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,406,311.17
Boa Esperança (Castelo Branco)	237.00	143.00	225,940.28
Xingó	3,162.00	2,139.00	3,550,359.04
Camaçari	346.80	229.80	538,380.05

Unit	Location (State)	Beginning of Operation	End of concession
Funil	BA	Mar/62	Dec/42
Pedra	BA	Apr/78	Dec/42
Araras	CE	Feb/67	Jul/15
Curemas	PB	Jun/57	Nov/24
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	BA	Jan/55	Dec/42
Sobradinho	BA	Apr/79	Feb/22
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42
Xingó	SE	Apr/94	Dec/42
Camaçari	BA	Feb/79	Aug/27
(*)The assets were compensated when concessions were renewed.

1.2.SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13
Energetica Águas da Pedra S.A.	HEU Dardanelos	261.0	154.9	457,808.1
Pedra Branca S.A.	Pedra Branca	30.0	12.2	4,121.0
São Pedro do Lago S.A.	São Pedro do Lago	30.0	13.2	2,688.3
Sete Gameleiras S.A.	Sete Gameleiras	30.0	12.5	953.3

Unit	Participacion %	Local (State)	Beginning of operation	End of operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Pedra Branca	49.0	BA	Jan/13	Feb/46
São Pedro do Lago	49.0	BA	Jan/13	Feb/46
Sete Gameleiras	49.0	BA	Jan/13	Feb/46

2.Electric energy purchased for resale

2.1. Own assets – NA

Marketletter

2.2.SPE

Pedra Branca S.A.

Supplier	Unit	1Q13
Eletrobras Sistem	MWh	-
	R$ million	-
Others	MWh	20,541.6
	R$ million	3.9

São Pedro do Lago S.A.

Supplier	Unit	1Q13
Eletrobras Sistem	MWh	-
	R$ million	-
Others	MWh	23,616.3
	R$ million	4.6

Sete Gameleiras S.A.

Supplier	Unit	1Q13
Eletrobras Sistem	MWh	-
	R$ million	-
Others	MWh	25,244.7
	R$ million	5.1

3.Energy sold

3.1.Own assets

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	14.8	566,537
	B
Others	A	597.5	13,639,754
	B
Total	A	612.3	14,206,291
	B

A - Through auction

B - Through free market agreements or bilateral contracts

3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	-	-
	B	50.3	332,767
Total	A
	B	50.3	332,767

Marketletter

Pedra Branca S.A.

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	2.1	15,078
	B	-	-
Others	A	1.6	11,639
	B	-	-
Total	A	3.7	26,717
	B

São Pedro do Lago S.A.

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	2.2	16,314
	B	-	-
Others	A	1.7	12,593
	B	-	-
Total	A	3.9	28,907
	B	-	-

Sete Gameleiras S.A.

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	2.1	15,448
	B	-	-
Others	A	1.6	11,926
	B	-	-
Total	A	3.7	27,374
	B	-	-

4.Settlement CCEE (Spot e MRE)

	Unit	1Q13
Sale	R$ million	382.95
	MWh	259,814.36
	MWaverage	120.23
Purchase	R$ million	-
	MWh	-
	MWaverage	-
Net	R$ million	382.95
	MWh	259,814.36
	MWaverage	120.23

5.Fuel used to produce electricity

Type	Unit	1Q13
		Amount	R$ Million
Diesel Oil	Litre	58,780,000	116.0
Gas	m3	131,682,538	248.1
Total:			364.1

6.Losses in generation - %

1Q13
2.62

Marketletter

7.Average price – R$/MWh

7.1.Own assets

1Q13
43.10

7.2.SPE

1Q13
Energética Águas da Pedra S.A.	151.30
Pedra Branca S.A.	136.78
São Pedro do Lago S.A.	136.78
Sete Gameleiras S.A.	136.78

8.Extension of transmission - Km

8.1.Own assets

8.1.1.Transmission lines

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
Gonzaga-Milagres, C1	230.8	500	Apr/87	Dec/42
Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	109.7	500	Dec/98	Dec/42
Suape II-Recife II, C1	111.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Jan/88	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Aug/96	Dec/42
Sobral III-FortalezaII, C1	210.8	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina Ii-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Planta IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Planta IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42
Planta IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Planta IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Planta IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Planta IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42
Planta Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Planta Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42
Planta Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Planta.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Planta Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Planta Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5,163.8
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife Ii, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Banabuiu-Fortaleza, C3	176.0	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Nov/10	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
Campina Grande II-Natal III, C1	176.5	230	Oct/99	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Depto.Manut. Lt-João A. Liberato	0.2	230	Dec/10	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	60.8	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	May/10	Dec/42
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42
Fortaleza II-Pici, C1	27.5	230	May/05	Dec/42
Fortaleza II-Pici, C2	27.5	230	Feb/09	Dec/42
Goianinha-Santa Rita II, C1	45.3	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	28.1	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B. J da Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	May/11	Dec/42
Jaguarari-Sr. do Bonfim II, C1	87.2	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	80.4	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Milagres-Ico, C1	103.5	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Milagres-Coremas, C2	119.8	230	Jun/10	Feb/35
Milagres-Tauá, C1	208.1	230	Jan/09	Feb/35
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Jul/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec/74	Dec/42
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso III- Zebu II, C1	5.4	230	Jul/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42
Pau Ferro-Coteminas, C1	123.9	230	Nov/10	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Paraiso-Açu II, C2	132.8	230	Jan/11	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	11.3	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	11.3	230	Dec/12	Jun/37
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Jun/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	May/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/53	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42
Joairam-Bongi, C1	6.3	230	Feb/09	Dec/42
Joairam-Bongi, C2	6.4	230	Feb/09	Dec/42
Joairam-Bongi, C3	6.4	230	Feb/09	Dec/42
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Penedo, C1	122.7	230	Jan/98	Dec/42
Rio Largo-Trikem, C1	23.2	230	Jun/76	Dec/42
Russas II-Mossoró II, C1	75.0	230	Apr/81	Dec/42
Sobral II-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sapeaçu- S.Ant.Jesus, C1	31.8	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C1	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.6	230	Feb/84	Dec/42
Suape III-Suape II, C1	4.1	230	Dec/12	Jan/39
Suape III-Suape II, C2	4.1	230	Dec/12	Jan/39
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Planta Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Planta Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Planta II-Paulo Afonso, C1	0.6	230	Oct/61	Dec/42
Planta II-Paulo Afonso, C3	0.6	230	May/67	Dec/42
Planta II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Planta II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Planta III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Planta III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Planta III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Planta III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Planta I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Planta I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	13,202.2
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Pilões-S.Cruz II, C1	108.4	138	Jan/68	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Planta II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	454.4
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Feb/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Bela Vista-Alto Branco, C1	6.2	69	Nov/10	Dec/42
C.Grande I-Alto Branco, C2	3.1	69	Nov/10	Dec/42
C.Grande II-Bela Vista, C1	7.2	69	Oct/89	Dec/42
C.Grande II-C.Grande I, C1	9.4	69	May/64	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.0	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Planta de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Dec/42
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	336.6
Total	19,157.0

8.1.2.Substations

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Elev. Usina Apolonio Sales	560	AL	Feb/77	Dec/42
SE Elev. Usina Luiz Gonzaga	1,850	PE	May/88	Dec/42
SE Elev. Usina Paulo Afonso I	203	BA	Jan/55	Dec/42
SE Elev. Usina Paulo Afonso II	495	BA	Jan/62	Dec/42
SE Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SE Elev. Usina Paulo Afonso IV	3,000	BA	Nov/79	Dec/42
SE Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SE Elev. Usina Xingó	3,515	SE	Nov/94	Dec/42
SE Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SE Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SE Elev. Usina B. Esperança	240	PI	Mar/70	Dec/42
SE Elev. Usina de Sobradinho	1,333	BA	Oct/79	Dec/42
SE Elev. Usina de Funil	48	BA	Jan/59	Dec/42
SE Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SE Elev. Usina Term. Camaçari	400	BA	Sep/78	Aug/27
SE Pau Ferro	301	PE	Aug/02	Dec/42
SE Paraiso	100	RN	Feb/04	Dec/42
SE Tauá II	102	CE	Dec/07	Mar/35
SE Ibicoara	410	BA	Jan/11	Jun/37
SE Pilões II		PB	Oct/12	Dec/42
SE Bom Nome	388	PE	Oct/63	Dec/42
SE Santa Rita II	300	PB	Jul/12	Aug/39
SE Irecê	329	BA	Sep/81	Dec/42
SE Suape III	200	PE	Jul/12	Jan/39
SE Coteminas		PB	Dec/09	Dec/42
SE Milagres	1,253	CE	Jan/64	Dec/42
SE Mirueira	401	PE	Aug/78	Dec/42
SE Moxotó	20	BA	Jan/72	Dec/42
SE Mulungú	10	BA	May/75	Dec/42
SE Sobradinho	700	BA	Oct/79	Dec/42
SE Sobral II	300	CE	Nov/73	Dec/42
SE Tacaimbó	301	PE	Jun/85	Dec/42
SE Cícero Dantas	151	BA	May/56	Dec/42
SE Açu II	433	RN	Nov/89	Dec/42
SE Angelim	310	PE	Jan/56	Dec/42
SE Angelim II	2	PE	Jan/80	Dec/42
SE Bela Vista	25	PB	Apr/93	Dec/42
SE Bongi	490	PE	May/56	Dec/42
SE Campina Grande I	35	PB	Jun/74	Dec/42
SE Campina Grande II	707	PB	May/64	Dec/42
SE Jaguarari	0	BA	Jan/80	Dec/42
SE Itapebi	0	BA	Jan/03	Dec/42
SE Funil	967	BA	Jan/56	Dec/42
SE SEnhor Do Bonfim II	367	BA	May/81	Dec/42
SE Eunápolis	300	BA	Sep/98	Dec/42
SE Picos	174	PI	Jul/92	Dec/42
SE Modelo Reduzido	18	BA	Jan/67	Dec/42
SE Mossoró II	320	RN	Jan/77	Dec/42
SE Barreiras	401	PI	Jun/96	Dec/42
SE Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SE Icó	200	CE	May/97	Dec/42
SE Mussuré II	401	PB	Mar/79	Dec/42
SE Paulo Afonso		AL	Mar/74	Dec/42
SE Penedo	302	AL	May/97	Dec/42
SE Cauípe	201	CE	Mar/01	Dec/42
SE Pici II	300	CE	May/05	Dec/42
SE Piripiri	242	PI	Aug/73	Dec/42
SE Pituaçu	402	BA	Mar/83	Dec/42
SE Santa Cruz II	95	RN	Mar/63	Dec/42
SE Banabuiú	121	CE	Jan/64	Dec/42
SE Currais Novos II	92	RN	Nov/75	Dec/42
SE Santana dos Matos II	70	RN	Nov/75	Dec/42
SE Coremas	300	PB	Dec/90	Dec/42
SE Fortaleza	667	CE	Jan/64	Dec/42
SE Joairam	451	PE	Jul/06	Dec/42

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SE Matatu	420	BA	Jan/65	Dec/42
SE Natal II	580	RN	Jan/79	Dec/42
SE Itabaianinha	73	SE	Feb/96	Dec/42
SE Pirapama II	400	PE	Feb/72	Dec/42
SE Russas II	217	CE	Nov/82	Dec/42
SE Elizeu Martins	101	PI	Jan/06	Dec/42
SE Boa Esperança 230 Kv	115	PI	Mar/70	Dec/42
SE Boa Esperança 500 Kv	302	PI	Nov/80	Dec/42
SE Xingó 500 Kv	22	SE	Nov/94	Dec/42
SE Paulo Afonso IV	1,402	AL	Jan/79	Dec/42
SE Recife II	3,010	PE	Jan/79	Dec/42
SE S. João do Piaui	499,66	PI	Nov/80	Dec/42
SE Zebu	38	AL	Nov/76	Dec/42
SE Abaixadora	143	BA	Oct/67	Dec/42
SE Bom Jesus da Lapa	242	BA	Sep/81	Dec/42
SE Gov. Mangabeira	100	BA	Mar/60	Dec/42
SE Quixadá	0	CE	Jul/03	Dec/42
SE Jacaracanga	301	BA	Jan/82	Dec/42
SE Ribeirão	300	PE	Oct/94	Dec/42
SE Rio Largo II	201	AL	Dec/62	Dec/42
SE Messias	1,401	AL	Nov/94	Dec/42
SE Camaçari II	3,205	BA	Jan/79	Dec/42
SE Catu	424	BA	May/56	Dec/42
SE Cotegipe	302	BA	Jan/56	Dec/42
SE Teresina	533	PI	Apr/70	Dec/42
SE Fortaleza II	2,000	CE	May/00	Dec/42
SE Goianinha	300	PE	Jan/61	Dec/42
SE Teresina II	900	PI	May/00	Dec/42
SE Delmiro Gouveia	401	CE	Jun/89	Dec/42
SE Maceió	400	AL	Sep/02	Dec/42
SE Itabaiana	215	SE	May/57	Dec/42
SE Itaparica	10	PE	Jan/83	Dec/42
SE Jardim	1,601	SE	Aug/79	Dec/42
SE Sobral III	1,401	CE	Apr/00	Dec/42
SE Xingó 69 Kv	0	SE	Jan/87	Dec/42
SE Natal III	300	RN	Aug/12	Aug/39
SE Olindina	120	BA	Apr/80	Dec/42
SE Zebu II	200	AL	Jul/12	Aug/39
SE Brotas de Macaubas		BA	Jul/12	Dec/42
SE Luiz Gonzaga 500kv		BA	May/88	Dec/42
SE Brumado	2,800	BA	Aug/10	Jul/40
SE Camaçari IV		BA	Nov/12
SE Sapeaçu		BA	May/03
SE Suape II	600	PE	Dec/12	Jan/39

Marketletter

8.2.SPE

SPE	From - To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	49%	546	500 kV	Jan/06	Feb/34
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	12%	695	500 kV	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná/Silves Silves/Lechuga(AM)	19.5%	559	500 kV	Mar/13	Oct/38

9. Transmission losses %

1Q13
2.5

10.Main investments of parent company– R$ million

Project	1Q13	2013 budget
Generation	103.63	661.26
Generation system maintenance	17.39	173.92
Combined cycle of UTE Camaçari	0.02	0.12
Wind Power Casa Nova	62.59	339.21
Deployment of Wind Park	-	1.00
Ampliação do Sistema de Energia Elétrica	-	1.00
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	1.00
Implant. Solar project - Power Generation	-	2.78
Itaparica resettlement area irrigation	23.63	142.23
Transmission	136.08	1,194.08
System extension	81.89	658.85
Reimforcement and improvements	25.20	351.16
System maintenance	25.97	171.59
Suape II / Suape III venture	3.02	12.48
Others	35.86	130.74
Total	275.57	1,986.08

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Casa Nova Wind Power Plant	BA	692.5	180 MW	61.4	Aug/13	May/12	Jan/46

Marketletter

11.1.2.SPEs

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações S.A.	HEP Jirau	20.0%	RO	16,128.9	3,750.0	2,184.6	Apr-13	Dec-09	Aug-43
Norte Energia S.A.	HEP Belo Monte	15.0%	PA	29,375.0	11,233.1	4,571.0	Feb-15	Jun-11	Aug -45
Caiçara I S.A.	EOL Caiçara I	49.0%	CE	110.5	30.0	13.5	Jan-16	Feb-15	Jun-47
Caiçara II S.A.	EOL Caiçara II	49.0%	CE	75.3	21.0	9.3	Jan-16	Feb-15	Jul-47
Junco I S.A.	EOL Junco I	49.0%	CE	111.1	30.0	12.1	Jan-16	Feb-15	Jul-47
Junco II S.A.	EOL Junco II	49.0%	CE	109.1	30.0	11.4	Jan-16	Feb-15	Jul-47

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL (km)	Tension (kV)	Beginning of Operation	End of Concession
LT 230 kV Eunápolis/Teixeira Freitas II C1	65.29	145	230	Jun/14	Oct/38
LT 230 kV Funil/Itapebi C3	43.74	223	230	Jan/15	Apr/37
LT 230 kV Jardim/Penedo C1	27.48	110	230	May/13	Mar/38
LT 230 kV Eunápolis/Teixeira Freitas II C2	41.98	152	230	Jun/14	Aug/39
LT 230 kV Pau Ferro – Santa Rita II	141.78	97	230	Apr/14	Aug/39
LT 230 kV Secc. R.Largo II/Penedo/SE-Arapiraca/AL	18.6	44	230	May/13	Oct/40
LT 230 kV Paraiso/Açu II, C3	162.20	123	230	Dec/13 Dec/13 Dec/13	Nov/40 Nov/40 Nov/40
LT 230 kV Açu/Mossoró II, C2		69	230
LT 230 kV João Câmara/Extremoz II		82	230
LT 230 kV Igaporã/B. Jesus da Lapa II	67.60	115	230	Dec/13	Nov/40
LT 230 kV Sobral III/Acaraú II	52.57	97	230	Dec/13	Nov/40
LT 230 kV Morro do Chapéu/Irece	44.57	65	230	Aug/14	Oct/41
LT 230 kV Paraiso/Lagoa Nova	80.89	65	230	Apr/14	Oct/41
LT 230 kV Teresina II/Teresina III	42.97	26	230	Mar/14	Dec/41
LT 500 kV Recife II/Suape II, C2	59.48	44	500	Apr/14	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	81.02	105	500	May/14 May/14	Dec/41 Dec/41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230
LT 230 kV Jardim/ N Sra do Socorro	13.60	1	230	Jan/14 Mar/14	May/42 May/42
LT 230 kV Messias/ Maceió		20	230
LT 230 kV Camaçari/Pirajá	47.07	45	230	Mar/14 Mar/14	Nov/42 Nov/42
LT 230 kV Pituaçú/Pirajá		5	230
LT 230 kV Mossoró II/ Mossoró IV	81.74	40	230	Apr/14 Apr/14 Apr/14	Jun/42 Jun/42 Jun/42
LT 230 kV Ceará Mirim II/Touros		56	230
LT 230 kV Russas/ Banabuiu		110	230
LT 230 kV Igaporã II – Igaporã III C1 e C2	77.50	4	230	Apr/14 Apr/14	Jun/42 Jun/42
LT 230 kV Igaporã III – Pindaí II		46	230

Marketletter

11.2.1.2.Substations

Substation	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE 230/69 kV Arapiraca III	48.11	100 MVA	AL	Apr/13	Oct/40
SE 230/69 kV Polo	15.34	100 MVA	BA	Sep/13	Oct/40
SE 230/69 kV João Câmara		360 MVA	RN	Sep/13	Nov/40
SE 230/69 kV Extremoz II				Sep/13
SE 230/69 kV Igaporã		300 MVA	BA	Dec/13	Nov/40
SE 230/69 kV Acaraú II		200 MVA	CE	Oct/13	Nov/40
SE 230 kV Morro do Chapéu		150 MVA	BA	Aug/14	Oct/41
SE 230 kV Lagoa Nova		500 MVA	RN	Feb/14	Oct/41
SE 230 kV Ibiapina			CE
SE 230/69 kV Teresina III		400 MVA	PI	Jun/14	Oct/41
SE 230/69 kV N.S. Socorro	94.43	300 MVA	SE	May/14	May/42
SE 230/69 kV Maceió II		400 MVA	AL
SE 230/138 kV Poções		200 MVA	BA
SE 230/69 kV Pirajá	30.57	360 MVA	BA	Mar/14	Nov/42
SE 230/69 kV Mirueira II	68.77	300 MVA	PE	Jan/14	May/42
SE 230/69 kV Jaboatão II		300 MVA
SE 230 kV Touros	46.18	150 MVA	RN	Feb/14	Dec/42
SE 230 kV Mossoró		100 MVA
SE 500/230 kV Igaporã III	99.44	2050 MVA	BA	Apr/14	Jun/42
SE 230 kV Pindaí II
* Substation associated Transmission Line

Marketletter

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total Investment R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/Araraquara II, CS	24.5	2.105.8	2.375	600	Apr/13	Feb/39
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	49	239.2	156	230	Nov/13	Jul/40
	TL Ceará Mirim/João Câmara II, 500 kV.			64	500
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/ Campina III, 500 kV.	49	365.9	201	500	Aug/13	Oct/41
	TL Ceará Mirim/ Extremoz II, 230 kV.			26	230
	Seccionamento TL João Câmara II Extremoz II, - SE Ceará Mirim II			6	230
	TL Campina Grande III/Campina Grande II, 230 kV.			8.5	230
	Seccionamento Campina Grande II/Extremoz II C1/C2			12.5	230
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV	49	650	224	500	Jun/14	Dec/41
	TL Garanhuns/ Campina Grande III, 500 kv			190	500
	TL Garanhuns/ Pau Ferro, 500 kV			239	500
	TL Garanhuns/ Angelim I, 230 kV.			13	230

11.2.2.2.Substations

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Pecém II, de 500/230 kV. SE – Aquiraz, de 230/69 kV.	140.6 41.4	3,600 MVA 450 MVA	CE	Jun-13 May-13	Jul-40

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – João Câmara II, 500/138 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim, 500/230 kV.	*	500/138 kV 500/230 kV 500/230 kV	RN PB RN	Aug-13	Oct-41

Marketletter

Interligação Elétrica Garanhuns S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	*	500/230 kV 500/230 kV	PE	Jun-14	Dec-41

Interligação Elétrica do Madeira S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
Rectifier station CA/CC from 500 kV to +/- 600 kV, Inverting station CC/CA from +/- 600 kV up to 500 kV.	1,271.7	3,150 MW 2,950 MW	RO SP	Aug-13	Feb-39

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Due	Index
Eletrobras	86.2	Sep/18	5% p.y.
Eletrobras	0.3	May/15	5% p.y.
Eletrobras	0.2	May/16	5% p.y.
Eletrobras	6.3	Feb/17	5% p.y.
Eletrobras	0.4	Apr/16	5% p.y.
Eletrobras	7.0	Dec/18	IPCA
Financing institutions
Banco do Nordeste – Maq/Equip/Benf	318.9	Jun/20	7.5% p.y.
Banco do Nordeste – Finame (PSI-BK)	15.7	Jun/20	4.5% p.y.
Total	435.0

Foreign currency – ME - NA

13.Contracts

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC+ FC)
By activity	56.0	64.3	64.2	64.1	61.7	124.6	435.0
Generation	3.1	3.5	3.4	3.3	0.9	0.1	14.3
Transmission	52.9	60.8	60.8	60.8	60.8	124.5	420.7
Energy tradings
By creditor	56.0	64.3	64.2	64.1	61.7	124.6	435.0
Eletrobras	16.4	18.8	18.8	18.6	16.2	11.6	100.5
Others	39.6	45.5	45.4	45.5	45.5	113.0	334.5

Marketletter

13.1.2.SPE

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity	226.2	229.3	146.7	152.0	214.1	2,858.5	3,826.8
Generation	132.0	91.2	95.9	95.9	155.0	2.262.3	2,832.3
Transmission	94.2	138.1	50.8	56.1	59.1	596.2	994.5
Energy tradings	0.0	0.0	0.0	0.0	0.0	0.0	0.0
By creditor	226.2	229.3	146.7	152.0	214.1	2,858.5	3,826.8
Banco do Nordeste do Brasil	72.5	10.9	11.3	11.8	12.3	95.3	214.1
Banco do Brasil	3.9	13.1	13.8	13.8	13.8	214.8	273.2
BNDES	86.1	81.4	85.1	85.1	118.6	1.545.3	2,001.6
Banco Itaú BBA	45.3	8.7	9.1	9.1	9.1	144.5	225.8
BASA	12.1	2.1	4.1	7.2	7.9	64.3	97.7
CEF	3.7	12.8	13.5	13.5	33.3	443.1	519.9
Bradesco	2.6	9.2	9.8	9.8	9.8	154.1	195.3
FNO	0.0	0.0	0.0	1.3	3.2	46.5	51.0
Others	0.0	91.1	0.0	0.4	6.1	150.6	248.2

13.2.Energy purchase

13.2.1.Parent company

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Eletrobras System	MWh
	R$ million
Others	MWh	4,082,598	2,523,756	2,026,819	1,651,392	1,646,880	18,886,560
	R$ million	518.0	363.1	293.6	235.3	224.1	2,878.3

13.2.2 SPE

ESBR Participações S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Eletrobras System	MWh
	R$ million
Others	MWh	175,476
	R$ million	52.6

13.3.Energy purchase

13.3.1.Parent Company

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh
	R$ million	1,092.8	1,418.6	1,418.6	1,418.6	1,418.6	35,464.7
Bilateral Contracts	MWh	8,580,201	8,711,820	5,043,132	1,268,409	1,264,944	4,467,600
	R$ million	947.6	994.5	614.9	216.2	215.6	444.8
TOTAL	MWh
	R$ million	2,040.4	2,413.1	2,033.5	1,634.8	1,634.2	35,909.5

Marketletter

13.3.2.SPE

ESBR Participações S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	3,007,726	8,820,077	12,027,171	13,946,008	13,946,008	350,483,658
	R$ million	275.1	835.4	1.145.2	1.327.9	1.327.9	33.373.1
Bilateral Contracts	MWh	1,181,608	8,590,279	6,631,497	4,712,661	4,721,202	119,183,085
	R$ million	171.2	1,373.1	1,109.7	812.1	760.5	17,860.0
TOTAL	MWh	4,189,334	17,410,356	18,658,668	18,658,669	18,667,210	469,666,743
	R$ million	446.3	2,208.5	2,254.9	2,140.0	2,088.4	51,233.1

Norte Energia S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh			604,133	10,085,137	26,905,239	805,200,267
	R$ million			60	1,043	2,888	172,837
Bilateral Contracts	MWh			77,614	1,295,652	3,465,554	100,876,585
	R$ million			10	178	492	26,551
TOTAL	MWh			681,747	11,380,789	30,370,793	906,076,852
	R$ million			70	1,221	3,380	199,388

Energética Águas da Pedra S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	1,287,720	1,287,720	1,287,720	1,287,720	1,287,720	29,638,858
	R$ million	208.3	226.0	244.1	263.6	266.1	18,744.2
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	1,287,720	1,287,720	1,287,720	1,287,720	1,287,720	29,638,858
	R$ million	208.3	226.0	244.1	263.6	266.1	18,744.2

São Pedro do Lago S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	115,632	115,632	115,632	115,632	115,632	1,734,480
	R$ million	17.160	17.574	17.574	17.574	17.574	263.6
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	115,632	115,632	115,632	115,632	115,632	1,734,480
	R$ million	17.160	17.574	17.574	17.574	17.574	263.6

Pedra Branca S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	106,872	106,872	106,872	106,872	106,872	1,603,080
	R$ million	15.836	16.242	16.242	16.242	16.242	243.6
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	106,872	106,872	106,872	106,872	106,872	1,603,080
	R$ million	15.836	16.242	16.242	16.242	16.242	243.6

Marketletter

Sete Gameleiras S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	109,500	109,500	109,500	109,500	109,500	1,642,500
	R$ million	16.3	16.6	16.6	16.6	16.6	249.6
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	109,500	109,500	109,500	109,500	109,500	1,642,500
	R$ million	16.3	16.6	16.6	16.6	16.6	249.6

Caiçara I S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	118,584	118,260	2,129,976
	R$ million	-	-	-	16.1	16.7	446.5
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	-	-	-	118,584	118,260	2,129,976
	R$ million	-	-	-	16.1	16.7	446.5

Caiçara II S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	81,691	81,468	1,467,317
	R$ million	-	-	-	11.1	11.5	307.6
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	-	-	-	81,691	81,468	1,467,317
	R$ million	-	-	-	11.1	11.5	307.6

Junco I S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	106,286	105,996	1,909,090
	R$ million	-	-	-	14.390	14.996	400.2
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	-	-	-	106,286	105,996	1,909,090
	R$ million	-	-	-	14.4	15.0	400.2

Junco II S.A.

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	100,138	99,864	1,798,646
	R$ million	-	-	-	13.557	14.129	377.048
Bilateral Contracts	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	-	-	-	100,138	99,864	1,798,646
	R$ million	-	-	-	13.6	14.1	377.0

Marketletter

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

   14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13
Up to 5	136
6 to 10	183
11 to15	54
16 to 20	-
21 to 25	183
Beyond 25	346
Total	902

Transmision

Composition of employees by tenure (Years)	1Q13
Up to 5	269
6 to 10	429
11 to15	95
16 to 20	1
21 to 25	222
Beyond 25	998
Total	2,014

Administration

Composition of employees by tenure (Years)	1Q13
Up to 5	370
6 to 10	405
11 to15	23
16 to 20	2
21 to 25	691
Beyond 25	1.169
Total	2,660

14.2.By region

State	Number of employees
1Q13
Bahia	2,052
Pernambuco	2,795
Ceará	376
Piauí	353

14.3.By departments

Department	Number of employees
1Q13
Field	3,461
Administrative	2,115

Marketletter

14.Complementary work force - NA

15.Turn-over

1Q13
1.15

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12 (reclassifeid)
Current Assets
Cash and banks	806,785	367,539	852,431	423,018
Marketable securities	1,274,226	722,818	1,274,226	722,818
Accounts receivable	517,994	525,267	521,232	525,680
Concession compensation	331,364	1,225,471	331,364	1,225,471
Concession financial assets	107,040	189,151	107,040	189,151
Taxes and social contribution	227,025	219,946	229,973	222,759
Compensation rights	196,918	222,950	196,918	222,950
Stored materials	60,622	57,231	60,622	57,231
Derivative financial instruments	163,024	249,265	163,024	249,265
Other credits	212,038	169,442	188,422	171,660
	3,897,036	3,949,080	3,925,252	4,010,003
Non-Current Assets
Long-term Assets
Marketable securities	222	222	222	222
Accounts receivable	67,174	57,629	67,174	57,629
Concession compensation	441,819	527,029	441,819	527,029
Concession financial assets	2,285,946	2,118,248	4,129,820	3,928,347
Taxes and social contribution	71,244	85,116	123,014	131,500
Derivative financial instruments	127,915	223,099	127,915	223,099
Linked collateral and deposits	231,970	534,337	234,120	536,512
Advances for future capital increase	-	52,216	-	52,216
Derivative financial instruments	1,125,697	1,052,533	1,125,697	1,052,533
Other assets	179	179	179	178
	4,352,166	4,650,608	6,249,960	6,509,265
Investments	2,769,201	2,607,297	1,899,482	1,749,030
Property, plant and equipment	8,189,794	8,321,415	8,189,929	8,321,530
Intangible	13,288	14,655	13,288	14,655
	15,324,449	15,593,975	16,352,659	16,594,480
Total Assets	19,221,485	19,543,055	20,277,911	20,604,483

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12 (reclassifeid)
Current Liabilities
Suppliers	454,432	646,415	455,245	678,323
Loans and financing	848,440	457,908	900,501	512,130
Debentures	-	-	3,545	1,305
Taxes and social contributions	49,763	57,314	51,207	63,249
Shareholders remuneration	658	647	658	647
Estimated obligations	330,302	346,632	330,594	346,854
Sector charges	253,809	218,610	254,100	218,610
Derivative financial instruments	185,031	185,031	185,031	185,031
Costumers advance	45,583	45,583	45,583	45,583
Other liabilities	344,309	354,045	344,326	354,061
	2,512,327	2,312,185	2,570,790	2,405,793
Non-Current Liabilities
Loans and financing	3,808,616	4,221,480	4,659,453	5,052,095
Debentures	-	-	66,979	68,015
Tax and social contribution	23,240	36,827	103,380	105,725
Estimated obligations	-	-	-	-
Provisions for risks	790,464	941,513	790,471	941,805
Sector charges	22,677	18,501	22,677	18,501
Derivative financial instruments	127,915	223,099	127,915	223,099
Costumers advance	818,034	830,234	818,034	830,234
Advance for future capital increase	219,475	218,104	219,475	218,104
Post-retirement benefits	52,312	52,312	52,312	52,312
Other liabilities	86,343	88,794	86,343	88,794
	5,949,076	6,630,864	6,947,039	7,598,684
	8,461,403	8,943,049	9,517,829	10,004,477
Stockholders’ Equity
Social Capital	9,326,355	9,326,355	9,326,355	9,326,355
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	25,708	25,708	25,708	25,708
Other comprehensive income	(49,837)	(49,837)	(49,837)	(49,837)
Additional dividend proposal	-	-	-	-
Accumulated losses	(553,604)	(713,680)	(553,604)	(713,680)
	10,760,082	10,600,006	10,760,082	10,600,006
Total	19,221,485	19,543,055	20,277,911	20,604,483

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	03.31.13
	Generation	Transmission	Operation and maintenance of power plants and TL	Other	Total
Net operating revenue	889,431	40,391	65,495	15,625	1,010,942
Operational cost	(408,412)	(73,417)	(43,767)	12	(525,584)
Gross income	481,019	(33,026)	21,728	15,637	485,358
Operational expense	(214,973)	(9,410)	(45,953)	(46)	(270,382)
Service result	266,046	(42,436)	(24,225)	15,591	214,976
Result on the Equity Method	-	-	-	17,480	17,480
Financing result	(141,365)	69,205	18,860	4	(53,296)
Result before Taxes	124,681	26,769	(5,365)	33,075	179,160
Taxes and social contribuiton	15,950	(8,308)	-	513	8,155
Net income (Loss) for the period	140,631	18,461	(5,365)	33,588	187,315

	Parent Company
	03.31.12 (reclassified)
	Generation	Transmission	Other	Total
Net operating revenue	832,506	209,960	14,628	1,057,094
Operational cost	(422,597)	(115,317)	9	(537,905)
Gross income	409,909	94,643	14,637	519,189
Operational expense	(219,672)	(32,546)	(49)	(252,267)
Service result	190,237	62,097	14,588	266,922
Result on the Equity Method	-	-	(31,390)	(31,390)
Financing result	(28,952)	344	1,458	(27,150)
Operational result before taxes	161,285	62,441	(15,344)	208,382
Taxes and social contribuiton	(57,374)	(20,564)	(4,924)	(82,862)
Net income (Loss) for the period	103,911	41,877	(20,268)	125,520

	Consolidated
	03.31.13
	Generation	Transmission	Operation and maintenance of power plants and TL	Other	Total
Net operating revenue	889,431	75,638	65,495	15,607	1,046,171
Operational cost	(407,935)	(84,963)	(43,767)	12	(536,653)
Gross income	481,496	(9,325)	21,728	15,619	509,518
Operational expense	(214,973)	(10,285)	(45,953)	(46)	(271,257)
Service result	266,523	(19,610)	(24,225)	15,573	238,261
Result on the Equity Method	-	-	-	9,602	9,602
Financing result	(141,365)	57,812	18,860	4	(64,689)
Result before taxes	125,158	38,202	(5,365)	25,179	183,174
Taxes and social contribuiton	15,950	(12,322)	-	513	4,141
Net income (Loss) for the period	141,108	25,880	(5,365)	25,692	187,315

	Consolidated
	03.31.12 (reclassified)
	Generation	Transmission	Distribution	Other	Total
Net operating revenue	821,517	283,485	23,365	14,628	1,142,995
Operational cost	(422,597)	(170,090)	(5,327)	10	(598,004)
Gross income	398,920	113,395	18,038	14,638	544,991
Operational expense	(219,672)	(33,093)	(15,582)	(49)	(268,396)
Service result	179,248	80,302	2,456	14,589	276,595
Result on the Equity Method	-	-	-	(23,947)	(23,947)
Financing result	(28,952)	(12,090)	(2,844)	1,458	(42,428)
Operational result before taxes	150,296	68,212	(388)	(7,900)	210,220
Taxes and social contribuiton	(57,374)	(22,401)	-	(4,925)	(84,700)
Net income (Loss) for the period	92,922	45,811	(388)	(12,825)	125,520

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03.31.13	03.31.12 (reclassified)	03.31.13	03.31.12 (reclassified)
Operating Activities
Income (Loss) before income tax	179,160	208,382	183,174	210,220
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	112,442	107,045	112,446	108,410
Accruals arrears	(19,674)	(27,984)	(19,674)	(27,984)
Assets monetary variation	(121,107)	(4,963)	(121,107)	(3,505)
Liabilities monetary variation	33,633	4,748	33,633	7,028
Financial charges	84,242	90,140	98,350	102,906
Equity method	(17,480)	31,390	(9,602)	23,947
Provision for credits of questionable liquidation	55,835	110,000	55,835	118,757
Operational provision	3,644	(1,651)	3,674	(1,651)
Property, plant and equipment and intangible sales	(3,124)	3,261	(3,124)	3,261
Derivatives	86,241	(30,930)	86,241	(30,930)
Financing assets - TIR	(14,746)	(82,906)	(48,357)	(101,658)
Other financing expenses (revenues)	5,844	18,638	5,856	19,534
	384,910	425,170	377,345	428,335
Variation of operational asset
Consumers	(8,980)	(218,860)	(11,805)	(155,048)
Compensation right	(5,041)	27,468	(10,562)	49,236
Other	(46,419)	62,899	(17,012)	32,981
	(60,440)	(128,493)	(39,379)	(72,831)
Variation of operational liability
Suppliers	(191,983)	(176,783)	(223,078)	(181,619)
Taxes and social contributions to collect	(2,204)	(8,358)	533	(27,486)
Estimated obligation	(16,330)	(10,765)	(16,260)	(13,790)
Provision for contingencies	(164,331)	2,136	(164,616)	6,011
Consumers advance	(12,200)	(11,592)	(12,200)	(11,592)
Others	24,720	(1,264)	18,250	16,959
	(362,328)	(206,626)	(397,371)	(211,517)
Operating activities	(37,858)	90,051	(59,405)	143,987
Loans and financing charges payable	(75,665)	(80,687)	(84,605)	(83,626)
Loans and financing charges receivable	1,009,702	-	1,009,702	-
Taxes and social contributions charges payable	(837)	(68,873)	(837)	(70,550)
Receipt of annual revenue allowed	4,789	142,576	10,441	133,858
Receiving remuneration of equity	13,353	2,030	13,353	2,030
Legal deposits	306,502	(6,489)	306,527	(15,105)
	1,257,844	(11,443)	1,254,581	(33,393)
Net operating activities	1,219,986	78,608	1,195,176	110,594
Financing Activities
Loans and financing obtained	23,915	7,390	56,113	109,390
Loans and financing payable – principal	(88,192)	(84,650)	(99,572)	(104,301)
Advance for future capital increase	-	1,043	-	1,043
Net financing activities	(64,277)	(76,217)	(43,459)	6,132
Investment Activities
Marketable securities	(551,408)	8,457	(551,408)	(1,464)
Acquisition of permanent assets	(14,312)	(21,495)	(14,337)	(21,495)
Acquisition of financing assets	(17,943)	(23,211)	(23,759)	(77,984)
Acquisition of intangible assets	-	-	-	(3,465)
Acquisition of permanent investment	(132,800)	(78,150)	(132,800)	(66,150)
Net investment activities	(716,463)	(114,399)	(722,304)	(170,558)
Increase in cash and cash equivalent	439,246	(112,008)	429,413	(53,832)
Cash and cash equivalent – beginning of period	367,539	197,898	423,018	357,794
Cash and cash equivalent – end of period	806,785	85,890	852,431	303,962

Analysis of the results

The company presented in 1Q13 a profit 120% higher than the result for the previous quarter, from a loss of R$ 960 million in 4Q12, to a net profit of R$ 187 million in 1Q13, mainly due to the effects determined by the enforcement of Law 12.783/2013 and its consequences recorded in the last quarter of 2012.

Operational Revenue

In Generation:

The electric energy supply did not show variation in the period.

The supply of electric energy presented a 19% reduction from R$ 685 million in 4Q12 to R$ 577 million in 1Q13. The volume of electric power generated in 4Q12 and 1Q13 periods did not show significant variation, however, between these periods, there was greater sale of energy in power supply mode in 4Q12, and electric energy traded in the short term market in 1Q13. In other words, the surplus electric energy generated in 1Q13 was traded in the short term market.

The electricity traded in the short term market, increased by R$ 107 million, as compared to  a reversal of R$ 3 million in 4Q12 to R$ 104 million in 1Q13.

In transmission:

The revenues accrued by the transmission system (operation and maintenance) presented a 53% reduction from R$ 152 million in 4Q12 to R$ 72 million in 1Q13. This is due mainly to the impacts relating to the renewal of electric energy concessions, in which the revenue relating to renewed transmission lines began to appear in a new account, "Operation and Maintenance", and no longer classified in the transmission account from 1Q13.

Construction revenue presented a 90% reduction from R$ 294 million in 4Q12 to R$ 29 million in 1Q13, mainly due to the impacts relating to the renewal of electric energy concessions. Thus, revenues relating to renewed lines began to appear in a new activity, "Operation and Maintenance".

The revenue for remuneration of financial assets presented a 69% reduction from R$ 126 million in 4Q12 to R$ 39 million in 1Q13, mainly due to the impacts relating to the renewal of electric energy concessions. The revenues for the renewed lines began to appear in a new activity, "Operation and Maintenance".

In the operation and maintenance of power plants and transmission lines:

As of the renewal of concessions based on Law 12.783/2013, power plants and transmission lines with renewed concessions now also fit into new a business segment: "operation and maintenance of power plants and transmission lines," which presented in this 1Q13 net revenues R$ 65 million.

Electric Energy Service Cost

Electric energy purchased for resale showed an 80% decrease from R$ 83 million in 4Q12 to R$ 17 million in 1Q13. This variation is related to the volume of electricity traded in the short term market. During 4Q12 there was bigger demand for electricity from the captive consumers and, therefore, the Company made the purchase in the spot market. In turn, in the 1Q13, there was a greater volume of sales of electricity generated in the short term and, consequently, the need to purchase was substantially reduced.

Charges for use of the electric energy grid showed a 1% reduction from R$ 146 million in 4Q12 to R$ 144 million in 1Q13. This item did not change enough to represent a significant impact on the results accrued.

The fuel for production of electric energy presented a 75% decrease from R$ 28 million in 4Q12 to R$ 7 million in 1Q13, mainly due to the decrease in demand for electric power generated by thermal power plants to supply the isolated system.

Depreciation and amortization registered a 16% decrease from R$ 129 million in 4Q12 to R$ 109 million in 1Q13, mainly due to the new depreciation rates for assets in service that took effect from 4Q12 with the implementation Power Sector Assets Control Manual.

Personnel expenditures registered a 2% decrease from R$ 131 million in 4Q12 to R$ 129 million in 1Q13. This item did not change enough to represent a significant impact on the results accrued.

Expenditures on material showed a 67% decrease from R$ 12 million in 4Q12 to R$ 4 million in 1Q13, mainly due to significant reduction in procurement of spare parts for both the generation and transmission activities, which together had a reduction of R$ 6 million when compared to the previous period.

Expenditures on third-party services registered a 33% decrease from R$ 51 million in 4Q12 to R$ 34 million in 1Q13, mainly due to lower volume of contracting construction services and of consulting firms by associated companies.

The remaining items, on average, did not show significant variations or impact.

Operational Revenue (Expenses)

Personnel expenditures registered a 6% decrease from R$ 132 million in 4Q12 to R$ 124 million in 1Q13. This item did not show significant change or impact.

The provisions for contingencies showed a 106% increase from a reversal of R$ 203 million in 4Q12, to a provision of R$ 13 million in 1Q13. In 4Q12 there were reversals relating to civil lawsuits filed by suppliers, in which there were delays in payment of certain installments (compensation claims) in the amount of R$ 200 million. Changes in 1Q13 refer mainly to update the processes already provisioned.

The provisions for impairment expenses decreased by 100%, from R$ 482 million in 4Q12 to zero in 1Q13.

The other items, on average, did not show significant variations or impacts.

Financial Result

Financial revenues registered a 1,950% increase from R$ 8 million in 4Q12 to R$ 164 million in 1Q13, mainly due to interest income arising from the debt balance to receive from the anticipation of the concessions renewal, in the amount of R$ 30 million, and the monetary update of the balance of the New Replacement Value (NRV) in the amount of R$ 58 million, both of which were registered in 1Q13.

Financial expenses showed a 13% increase from R$ 203 million in 4Q12 to R$ 229 million in 1Q13. The item did not show significant change or impact.

Loss with concessions indemnities

On September 11th, 2012, the Federal Government issued Provisional Measure (MP) No. 579, regulated by Decree 7,805 of September 14th, 2012, which provides for the granting of generation, transmission and distribution of electric energy concessions, the reduction of sector charges, tariffs reduction, and other measures. The measures taken by the Federal Government also aim to benefit end consumers of electric energy through tariff reduction of three components: generation cost, transmission cost and sector charges. This Provisional Measure was converted to Law No. 12.783/2013 on January 11th, 2013 and became regulated by Decree 7.891/2013 issued on January 23rd, 2013.

At Eletronorte, the concessions affected under the new law, were the following:

Power Transmission System, comprising 8,551.29 Km of transmission lines and 41 substations.

Power generation assets, comprising Hydroelectric Plant Coaracy Nunes, with 78 MW of installed capacity and its restricted use transmission facilities including  the transforming substation and the central substation.

In this context, on October 15th, the Company sent a letter to the National Electric Energy Agency - Aneel, expressing their interest in extending their concession contracts.

The anticipation of the renewal of these concessions comprised a loss of R$ 686 million in the 4Q12.

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13
HEU Coaracy Nunes	78.00		152,529.95
Tucuruí Complex	8,535.00	4,140.00	12,666,669
HEU Samuel	216.75	92.70	188,123
HEU Curuá-Una	30.30	24.00	43,694
TEU Electron Use granted to Amazonas Energia	121.11		-
UTE Rio Madeira	119.35		-
UTE Santana	177.74		102,637.71
UTE Rio Branco I	18.65		-
UTE Rio Branco II	32.75		-
UTE Rio Acre	45.49		0.00
UTE Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99		-
TOTAL	9,461.13

Unit	Location (State)	Beginning of Operation	End of Operation
HEU Coaracy Nunes	AP	Oct-75	Dec-42
Tucuruí Complex	PA	Nov-84	Jul-24
HEU Samuel	RO	Jul-89	Sep-29
HEU Curuá-Una	PA	Jul-77	Jul-28
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Jul-20
TEU Rio Madeira	RO	Apr-68	Spet-18
TEU Santana	AP	Jan-93	May-19
TEU Rio Branco I	AC	Feb-98	Jul-20
TEU Rio Branco II	AC	Apr-81	Jul-20
TEU Rio Acre	AC	Apr-94	Oct-20
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb. 2) dec/1990; 2nd Unit (turb. 1) jun/1991; 3rd Unit (turb. 3) dec/1993	Aug-24

1.2.SPE

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13
EAPSA - Energia Águas da Pedra S.A.	HEU Dardanelos	261	154.9	457,808.09
Amapari Energia S.A.	TEU Serra do Navio	TEU Serra do Navio 23.28	TEU Serra do Navio 21.00	38,085

Unit	Participation %	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. HEU Dardanelos	24.5	MT	Aug-11	Jul-42 (35 years)
Amapari Energia S.A. TEU Serra do Navio and SHU Capivara	49	AP	Jun-08	May-37

Marketletter

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13
Eletrobras	MWh	-
	R$ million	-
Others	MWh	204,776.2
	R$ million	16.9

2.2.SPE - NA

3.Energy sold

3.1.Own assets

Buyer	Sale model	Unit	1Q13
Eletrobras System	A	R$ Million	35.12
		MWh	285,152.68
	B	R$ Million	-
		MWh	-
Others	A	R$ Million	255.94
		MWh	2,407,969.30
	B	R$ Million	601.49
		MWh	5,850,256.93
Total	A	R$ Million	291.06
		MWh	2,693,121.98
	B	R$ Million	601.49
		MWh	5,850,256.93

A - Through auction

B - Through free market agreements or bilateral contracts

3.2.SPE

Buyer	Sale model	Unit	1Q13
Eletrobras System	A	R$ Million	0
		MWh	0
	B	R$ Million	0
		MWh	0
Others	A	R$ Million	50.34
		MWh	332,767.86
	B	R$ Million	10.47
		MWh	36,290.00
Total	A	R$ Million	50.34
		MWh	332,767.86
	B	R$ Million	10.47
		MWh	36,290.00

A - Through auction

B - Through free market agreements or bilateral contracts

4.CCEE settlement (Spot and MRE)

	Unit	1Q13
Sale	R$ Million	376.76
	MWh	5,236,034.06
	MWaverage	2,422.97
Purchase	R$ Million	265.44
	MWh	998,749.49
	MWaverage	462.17
Net	R$ Million	111.32
	MWh	4,237,284.57
	MWaverage	1,960.80

Marketletter

5.Fuel for production of electric energy

Type	Unit	1Q13
Diesel oil	litre	103,011,000
	R$ Million	217,188,925.00

6.Losses in generation - %

1Q13
0.888

7.Average price– R$/MWh

7.1.Own assets

1Q13
104.47

7.2.SPE

SPE	1Q13
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	151.30
Amapari Energia S.A. UTE Serra do Navio	288.52

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System
Boa Vista- Santa Elena	190.2	230	Jun/01	Jan/43
Sub-Total 230 Kv	190.2
Coaracy Nunes - Santana	108	138	Oct/75	Jan/43
Coaracy Nunes - Santana	109	138		Jan/43
Santana - Portuária	4	138	Apr/96	Jan/43
Coaracy Nunes - Tartarugalzinho	87	138	Jun/00	Jan/43
Sub-Total 138 Kv	308
Santana - Macapá II	20	69	Nov/96	Jan/43
Santana - Equatorial	13	69	Aug/00	Jan/43
Tartarugalzinho - Calçoene	130	69	Dec/01	Jan/43
Tartarugalzinho - Amapá	17	69	Fec/02	Jan/43
Santana - Santa Rita	12.6	69	Dec/07	Jan/43
Equatorial - Santa Rita	5.09	69	Sep/08	Jan/43
Sub-Total 69 Kv	197.69
Total Isolated System	695.89
Interconnected System
Colinas - Miracema	173.97	500	Mar/99	Jan/43
Imperatriz - Colinas	342.6	500	Mar/99	Jan/43
Imperatriz – Marabá (C1)	181.09	500	Apr/81	Jan/43
Imperatriz – Marabá (C2)	181.82	500	Mar/88	Jan/43
Imperatriz - Pres. Dutra (C1)	386.6	500	Oct/82	Jan/43
Imperatriz - Pres. Dutra (C2)	385.3	500	Feb/88	Jan/43
Tucuruí – Marabá – C1	222.14	500	Oct/81	Jan/43
Tucuruí – Marabá – C2	221.7	500	Feb/88	Jan/43
Pres. Dutra - Boa Esperança	205.39	500	Oct/82	Jan/43
São Luiz II - Pres. Dutra	0	500	Jul/84	Jan/43
Miranda II - Pres. Dutra	195.5	500	Nov/10
São Luiz II - Miranda II – C1	106.8	500	Nov/10
São Luiz II - Miranda II – C2
São Luiz II - Pres. Dutra	0	500	Mar/86	Jan/43
Tucuruí - Vila do Conde	327.1	500	Dec/81	Jan/43
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05
Sub-Total 500 Kv	3,243.32
Altamira - Rurópolis	330.02	230	Oct/88	Jan/43
Barra Peixe – Rondonópolis – C1	216.79	230	Oct/97	Jan/43
Rondonópolis - Coxipó	187.8	230	Sep/88	Jan/43
Rondonópolis - Coxipó	187.8	230	Jul/84	Jan/43
Coxipó - Nobres	105	230	Apr/01	Jan/43
Nobres – Nova Mutum C-1		230		Jan/43
Nova Mutum - Sorriso C-1		230		Jan/43
Sinop - Sorriso C-1		230		Jan/43
Nobres - Sinop	346	230	Aug/08	Jan/43
Guamá - Utinga	19.4	230	Dec/81	Jan/43
Guamá - Utinga	19.4	230	Dec/81	Jan/43
Imperatriz - Porto Franco	110.1	230	Oct/94	Jan/43
Jauru - Coxipó	366	230	Jun/03	Jan/43
Jauru - Coxipó	366	230	Jun/03	Jan/43
Miranda Ii - Peritoró	94.2	230	Dec/02	Jan/43
Pres. Dutra - Peritoró	115	230	Mar/03	Jan/43
Peritoró - Coelho Neto	223	230	Jul/06	Jan/43
Coelho Neto - Teresina	127.1	230	Sep/06	Jan/43
São Luiz II - Miranda II	105.3	230	Nov/02	Jan/43
São Luiz II - São Luiz I - C1	18.6	230	Jan/83	Jan/43
São Luiz II - São Luiz I – C2	19	230	Set/88	Jan/43
São Luiz II - São Luiz III	35.94	230	May/10	Jan/43
Tucuruí - Altamira	317.6	230	Jun/98	Jan/43
Utinga - Santa Maria	93.02	230	Dec/94	Jan/43
Vila do Conde - Guamá	49.3	230	Apr/81	Jan/43
Vila do Conde - Guamá	49.3	230	Dec/82	Jan/43
Marabá - Carajás	145	230	Oct/04	Jan/43

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Barra Peixe – Rondonópolis- C2	217	230	May/08	Jan/43
Rio Verde (Couto Magalhães) - Rondonópolis	177.83	230	Jul/83	Jan/43
São Luiz II - UTE São Luiz	0.05	230	Jan/82	Jan/43
Carajás - Integradora	83	230	Aug/08	Jan/43
Castanhal – Santa Maria		230
Utinga - Castanhal		230
Abunã - Rio Branco	302	230	Nov/02	Jan/43
Ariquemes - Jarú	83.82	230	Sep/97	Jan/43
Jarú - Ji-Paraná	80.69	230	Spt/97	Jan/43
Ariquemes - Ji-Paraná		230		Jan/43
Samuel - Ariquemes	151.6	230	Aug/94	Jan/43
Samuel - Porto Velho	40.55	230	Jul/89	Jan/43
Samuel - Porto Velho	40.55	230	Jul/89	Jan/43
Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Jan/43
Porto Velho - Abunã	188	230	May/02	Jan/43
Ji-Paraná - Pimenta Bueno	117.8	230	Jun/08	Jan/43
Pimenta Bueno – Vilhena	160.2	230	Oct/08	Jan/43
Ribeiro Gonçalves - Balsas	95	230	Dez/11
Sub-Total 230 Kv	5,387.61
Tucuruí-Vila - Cametá	214.21	138	Ago/98	Jan/43
Coxipó - Rondonopolis-Cemat	0	138	Jul/81	Jan/43
Coxipó - São Tadeu	44.17	138	Jan/10	Jan/43
São Tadeu - Jaciara	77.92	138	Jan/10	Jan/43
Jaciara - Rondonopolis-Cemat	70	138	Jan/10	Jan/43
Couto Magalhães - Rondonopolis-Cemat	176	138	Apr/81	Jan/43
Curuá-Uma - Tapajjós-Celpa	68.8	138	Jan/06	Jan/43
Sub-Total 138 Kv	651.1
Tucuruí - Tucuruí Vila	2.3	69	Jul/97
Tucuruí Vila - Cametá		69
Utinga - Miramar		69
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Jan/80
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Dec/85
Sub-Total 69 Kv
General Total	9,983.02

Marketletter

8.1.2.Substation

Substation	Transformation capacity	Localization	Beginning of Operation
Altamira	120.30	Pará	06.06.98
Cametá	23.55	Pará	08.16.98
Carajás	0.30	Pará	11.09.06
Guamá	354.00	Pará	12.15.81
Marabá	1,063.80	Pará	10.02.81
Rurópolis	200.60	Pará	12.01.98
Santa Maria	500.15	Pará	09.06.95
Tucuruí	619.00	Pará	10.02.81
Transamazônica	60.30	Pará	12.05.98
Tucuruí-Vila	58.44	Pará	06.26.99
Utinga	602.00	Pará	12.15.81
Vila do Conde	3,549.40	Pará	12.15.81
São Luis I	401.73	Maranhão	12.01.82
São Luis II	2,079.00	Maranhão	12.01.82
São Luis III	150.30	Maranhão	05.30.10
Miranda II	950.60	Maranhão	06.01.98
Peritoró	300.11	Maranhão	12.01.82
Presidente Dutra	747.61	Maranhão	12.01.82
Coelho Neto	130.00	Maranhão	01.01.00
Imperatriz	1,842.17	Maranhão	12.01.82
Porto Franco	266.50	Maranhão	02.04.94
Ribeiro Gonçalves	350.00	Maranhão	12.04.11
Balsas	100.00	Maranhão	12.04.11
Colinas	1.50	Tocantins	03.01.99
Miracema	182.50	Tocantins	03.01.99
Barra do peixe	125.60	Mato Grosso	11.20.93
Ccouto Magalhães	15.11	Mato Grosso	10.18.81
Coxipó	571.20	Mato Grosso	07.15.87
Jauru	600.45	Mato Grosso	06.01.03
Nova Mutum	60.60	Mato Grosso	09.07.96
Rondonopolis	200.90	Mato Grosso	07.03.83
Sinop	256.00	Mato Grosso	09.07.96
Sorriso	60.60	Mato Grosso	09.07.96
Nobres	0.00	Mato Grosso	04.29.01
Rio Branco I	267.95	Acre	11.15.02
Epitaciolândia	22.10	Acre	03.15.08
Sena Madureira	18.75	Acre	10.17.08
Ariquemes	120.30	Rondônia	08.30.94
Ji-Paraná	320.60	Rondônia	09.29.94
Porto Velho	525.60	Rondônia	07.29.89
Abunã	110.60	Rondônia	05.08.02
Samuel	0.30	Rondônia	07.26.89
Pimenta Bueno	110.60	Rondônia	06.21.08
Vilhena	120.60	Rondônia	10.31.08
Jaru	30.15	Rondônia	09.27.97
Coaracy Nunes	27.08	Amapá	11.01.75
Portuária	20.05	Amapá	04.04.96
Amapá	10.08	Amapá	12.10.01
Tartarugalzinho	40.22	Amapá	06.20.00
Calçoene	10.08	Amapá	05.20.02
Santana	120.45	Amapá	10.01.75
Santa Rita	80.03	Amapá	12.16.07
Equatorial	79.95	Amapá	08.23.00
Macapá II	53.43	Amapá	11.29.96
Boa Vista	201.65	Roraima	07.22.01
Total	18,859.87

Marketletter

8.2.SPE

8.2.1.Transmission Lines

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	193	230	Aug-05	Fev-34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37	695	500	May-08	Abr-36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	402	230	Sep-09	Mar-38
Transmissora Matogrossense de Energia S.A. - TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	49	348	500	Nov-11	19/11/2039
Rio Branco Transmissora de Energia S.A. (Ações transferidas para a Eletrobrás Eletronorte- Despacho ANEEL 2350, de 01/06/2011)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100.00	487	230	Dec-12	Sep-39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Itacoatiara e SE Cariri	30.00	559	500	Mar-13	Oct-38

8.2.2.Substation

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletrobras Eletronorte-Dispatch ANEEL 3532, de 11.23.10)	Converter Station 01 CA/CC, 500/±600 KV and Inverter Station 01 CC/CA, ±600/500 kV	100.00	1,449.4	500/ ±600	Apr-12	Feb-39

9.Transmission losses - % - NA

Marketletter

10.Main investments of parent company – R$ million

Project	1Q13	2013 budget
Generation	2.807	63.008
HPU Coaracy 2nd stage	0.399	22.000
Generation system maintenance	2.056	32.008
HPU Curuá-Una-Amplia	0.352	9.000
Transmission	27.960	547.289
TS Amapá	0.007	0.200
Reinforcement of the Isolated System	0.090	11.470
TS North/Northeast-Maranhão	0.643	14.746
Transmission system maintenance	6.899	71.500
Reinforcement of interconnected system	20.321	442.473
Extension of transmission system	-	6.900
Others	7.294	49.340
Preservation and conservation	5.313	32.340
Infrastructure	-	1.050
Infrastructure	0.264	1.050
Infrastructure	1.717	12.900
Headquarters	-	2.000
Total	76.122	1,319.274

11.New investments

11.1.Generation

11.1.1.Own assets - NA

11.1.2.SPE

SPE	Unit	Participacion %	Location (State)	Total of Investment R$ million	Installed Capacity MW	Assured Energy	Beginning of Operation	Beginning of Construction	End of concession
Brasventos Miassaba 3 Geradora de Energia S.A	Miassaba 3 Wind Power Plant	24.50	RN	263.6	68.47	22	04/13	06-11	Aug-45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Rei dos Ventos 1 Wind Power Plant	24.50	RN	226.3	58.45	21	06/13	04/12	Dec-45 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Rei dos Ventos 3 Wind Power Plant	24.50	RN	226.3	60.12	21	05/13	06/11	Dec-45 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	29,375.00 basis end of the work 25,885 basis april/ 2010	11,233	4,571	02/15	Jun-11	Aug-45 (35 years)

Marketletter

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35,533	30	230	Apr/13	Jul/40
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12	52,000	30	230	Jan/14	May/42

11.2.1.2.Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE Colinas – Disjuntor 500KV	3.851 (basis Dec/2006)	3x55 MVAr	TO	Apr-04	Jun-15
SE Miracema – Autotransformador	13.75 (basis Jul/2007)	500/138 kV – 4x60 MVA	TO		Jun-15
SE Miranda II	87.023 (basis Nov/10)	500	MA	Apr-13	Jan-39

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation %	Total of investment R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession
Norte Brasil Transmissora de Energia S.A	Colected Porto Velho (RO) – Araraquara (SP)	24.50	2,030.8	2,375	±600	Sep-13 (prev.)	Feb-39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	515.7	987	230	Jan-14 (prev.)	Nov-39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), double circuit and SEs Equador (RR) Boa Vista (RR)	49.00	1,003.00	715	500	Jan-15	Jan-42

11.2.2.2.Substations - NA

letter

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Due Date	Index
Eletrobras ECF-1424/96	18.39	06/30/18	RGR +16.95%
Eletrobras ECF-1545/97	66.68	03/30/18	RGR +17.03%
Eletrobras ECF-1679/97	0.12	08/30/13	RGR +11.75%
Eletrobras ECF-2092/01	232.69	12/30/23	RGR +8.42%
Eletrobras ECF-2272/02	402.22	05/30/18	RGR+ 7%
Eletrobras ECF-2273/02	93.79	09/30/17	RGR+ 7%
Eletrobras ECF-2710/08	12.15	04/30/16	RGR+ 7%
Eletrobras ECF-2757/09	139.01	06/30/21	IPCA+ 7%
Eletrobras ECF-2758/08	27.37	06/30/21	IPCA +7%
Eletrobras ECF-2794/09	1.765.42	12/30/29	IPCA+ 7%
Eletrobras ECF-2785/09	35.62	09/30/21	IPCA+ 7%
Eletrobras ECF-2818/10	81.45	10/30/21	IPCA+ 7%
Eletrobras ECF-2894/10	369.28	01/30/14	IPCA +7%
Eletrobras ECF-2934/11	379.85	06/30/23	IPCA+ 7%
BNDES-03.2.782.3.1	357.38	09/15/16	TJLP+ 3.5%
BNDES -09.02.1355.1	34.03	11/15/24	TJLP +2.5%
BNDES -10.20.2677	11.41	11/15/24	TJLP + 2.5%
Banco do Brasil	9.74	01/01/18	8.5%
Banco do Nordeste	70.73	06/03/31	8.5%
Banco do Brasil	2.80	12/01/26	8.5%
Bando da Amazônia	25.76	01/01/29	8.5%

Foreign currency – FC

Creditor	Balance 03.31.13	Due Date	Index
Eletrobras ECR-257/97 – BID	339.18	04/06/25	US$ - 6.83%
Eletrobras ECR-259/98 – CAF	26.82	08/04/15	Libor + 3.58%
Eletrobras ECR – 260/98 – Eximbank	153.65	04/06/25	YEN + 2.48%
Credit Balbina 121/0111	0.01	12/31/13	EUR + 3.5%
Credit National 121/0118	0.02	12/31/15	EUR +3.5%
Credit National 121/0122	0.25	12/31/16	EUR + 3.5%
D.M.L.P – National Teasury	1.24	04/15/14	US$ - 8%

13.Contracts

13.1.Loans and financing – R$ million

13.1.1.Parent company

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation	230.64	646.47	302.13	283.18	213.82	1,898.23	3,574.47
Transmission	94.32	115.19	116.78	116.06	112.08	501.34	1,055.77
Energy tradings	5.51	10.65	10.65				26.81
By creditor
Eletrobras	258.21	647.21	304.89	310.68	313.36	2,179.69	4,014.04
Others	72.26	125.10	124.67	88.56	12.54	219.88	643.01

Marketletter

13.1.2.SPE

Loans and financing	2013	2014	2015	After 2015
By activity
Generation	3,833.784	4,116.081	4,427.707	4,432.047
Transmission	3,343.766	3,115.603	2,961.936	5,408.000
Energy tradings
By creditor
Eletrobras	6,155.127	6,192.645	6,347.990	4,432.047
Others	1,022.422	1,039.039	1,041.653	5,408.000

13.2.Energy purchase

13.2.1.Parent company

Energy Purchase Contracts	Unit	2013	2014	2015	2016	2017	After 2017
Edelca	MWh	832	876	876	876	876	2,628
	R$ million	69,633	73,581	77,628	81,665	85,748	223,222
Termonorte	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	832	876	876	876	876	2,628
	R$ million	69,633	73,581	77,628	81,665	85,748	223,222

13.2.2.SPE - NA

13.3.Energy sale

13.3.1.Parent company

Energy sale contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	10,813,281	8,137,881	982,151	0	0	0
	R$	1,228,937.18	1,018,511.65	135,417.45	0.00	0.00	0.00
Bilateral Contract – Free consumers-Long term	MWh	14,579,610	12,955,690	12,178,240	11,728,485	11,696,440	78,134,959
	R$	1,273,504.85	1,168,192.28	1,130,787.86	1,114,092.28	1,171,044.92	9,432,182.47
Bilateral Contract – Captive consumers	MWh	1,888,941	1,889,817	1,889,817	1,894,995	1,889,817	6,857,564
	R$	273,571.67	287,993.05	303,012.11	319,688.14	335,441.62	1,606,282.51
Bilateral Contract – Free consumers- Midium term	MWh	6,176,383	1,699,440	1,226,400	351,360	350,400	350,400
	R$	762,881.94	223,509.74	174,659.30	48,830.18	51,326.38	54,098.01
TOTAL	MWh	33,458,215	24,682,828	16,276,608	13,974,839	13,936,657	85,342,923
	R$	3,538,895.64	2,698,206.72	1,743,876.73	1,482,610.60	1,557,812.92	11,092,562.99

13.3.2.SPE

Energy sale contracts	Unit	2013	2014	2015	2016	2017	After 2017
(EAPSA) Regulated Market	MWh	1,287,720.00	1,287,720.00	1,287,720.00	1,287,720.00	1,287,720.00	29,638,858.00
	R$ million	208.289	226.031	244.144	263.644	2.874	19.007
(Eolo) Regulated Market	MWh	183,960	183,960	183,960	183,960	183,960	2,759,400
	R$ million	34.5	34.5	34.5	34.5	34.5	517.3
(Rei dos Ventos 3) Regulated Market	MWh	183,960	183,960	183,960	183,960	183,960	2,759,400
	R$ million	34.5	34.5	34.5	34.5	34.5	517.3
(Miassaba 3) Regulated Market	MWh	192,720	192,720	192,720	192,720	192,720	2,890,800
	R$ million	35.9	35.9	35.9	35.9	35.9	538.4
(N E S A) Regulated Market	MWh	0	0	604,133	10,085,137	26,905,239	805,200,267
	R$ million	0	0	60	1.043	2.888	172.837
(N E S A) Contratos Bilaterais (Auto Produtor)	MWh	0	0	77,614	1,295,652	3,465,554	100,876,585
	R$ million	0	0	10	178	492	26.551
Bilateral Contract – Free consumers Long Term	MWh
	R$ million
Bilateral Contract – Captive consumers	MWh
	R$ million
Bilateral Contract – Free consumers- Midium term *	MWh	246.29	252.00	252.00	0	0	0
	R$ million	51.46	57.5	60.40	0	0	0
TOTAL	MWh
	R$ million

*(Amapari) Maximum values as per power purchased contracts terms

14.Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13
Up to 5	280
6 to 10	315
11 to15	10
16 to 20	17
21 to 25	373
beyond 25	567
Total	1,562

Transmission

Composition of employees by tenure (Years)	1Q13
Up to 5	51
6 to 10	209
11 to15	18
16 to 20	18
21 to 25	142
beyond 25	204
Total	642

Administration

Composition of employees by tenure (Years)	1Q13
Up to 5	110
6 to 10	298
11 to15	58
16 to 20	39
21 to 25	175
beyond 25	543
Total	1,223

14.2.By region

State	Number of employees
1Q13
Acre	147
Amazonas	09
Amapá	189
Maranhão	363
Mato Grosso	230
Pará	524
Rondônia	262
Roraima	51
São Paulo	06
Tocantins	61
Tucuruí	292
Distrito Federal	1,293

14.3.By departments

Department	Number of employees
1Q13
Field	2,134
Administrative	1,293

15.Complementary work force

Operational	1Q13
396

16.Turn-over

1Q13
0.4

arketletter

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	220,605	131,354
Marketable securities	406,316	513,492
Consumers	420,641	475,524
Taxes and social contribution	83,950	81,977
Storage Nuclear fuel	422,144	360,751
Stored goods	59,322	64,925
Other	54,752	63,872
	1,667,730	1,691,895
Non-Current Assets
Long-term assets
Marketable securities	236,602	230,670
Consumers	338,274	400,212
Stored Nuclear fuel	393,908	481,495
Linked deposits	40,207	39,726
Other	17,021	17,021
	1,026,012	1,169,124
Property, plant and equipment	8,527,583	8,413,775
Intangible	32,829	34,330
	9,586,424	9,617,229
Total Assets	11,254,154	11,309,124

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	438,207	443,648
Loans and financing	53,893	53,590
Taxes and social contributions	123,342	111,267
Estimated obligation	71,582	68,001
Sector charges	3,649	3,664
Post-retirement benefits	8,011	7,736
Other	56,086	56,771
	754,770	744,677
Non-Current Liabilities
Suppliers	472,283	546,854
Loans and Financing	2,407,661	2,395,394
Provision for risks	59,184	67,359
Post-retirement benefits	220,782	214,078
Demobilization of assets obligation	1,000,574	988,490
Other	154	852
	4,160,638	4,213,027
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Accrued losses	(86,015)	(69,992)
Other comprehensive income	(182,497)	(185,846)
	6,338,746	6,351,420
Total Liabilities and Stockholders’ Equity	11,254,154	11,309,124

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Net Operating Revenue	427,104	378,069
Operating cost	(341,871)	(266,428)
Gross operating income	85,233	111,641
Operating Expense	(57,532)	(49,437)
Electric energy service result	27,701	62,204
Financing result	(35,380)	(9,697)
Income before tax	(7,679)	52,507
Tax and Social contribution	(8,344)	(14,058)
Net income for the period	(16,023)	38,449
Income attributable to controlling shareholders	(16,023)	38,449
Base and diluted income per share (R$)	(0.0006)	0.0015

Cash Flow

(R$ thousand)

	03.31.13	03.31.12
Operating Activities
Net income for the period	(7,679)	52,507
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	69,493	62,644
Property, plant and equipment discharges	(211)	(133)
Intangible amortization	1,884	1,848
Intangible discharges	(44)	(34)
Raw material consumption and stored material	93,497	77,766
Monetary Variations- loans and financing	-	(27)
Monetary Variations – suppliers and other	(872)	(1,230)
Debt charges – loans and financing	8,255	10,694
Income fund decommissioning	4,913	2,636
Post-retirement benefit– actuarial provision	11,707	(1,410)
Income participation	7	-
Vacation provisions	(1,757)	(4,106)
Reversion for credits of questionable liquidation	4,208	(18)
Adjustment to present value of the decommissioning liability	12,084	5,498
Other adjustments	8,089	(6,291)
	203,579	200,344
Variation - (increase) and decrease in operating assets
Clients	116,821	122,367
Stored materials	(61,700)	(108,150)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(1,973)	(6,216)
Decommissioning Fund	(10,845)	(10,630)
Other operating assets	27,288	13,112
	69,591	10,483
Variation – increase and (decrease) – in operating liabilities
Suppliers	(79,140)	(40,566)
Taxes (except Income tax and Social Contribution)	12,075	(42,796)
Payment-roll obligations and vacation provision	5,338	16,093
Income participation	(60)	(58)
Post-employment benefits	(2,843)	2,645
Other comprehensive income	3,349	(1,746)
Payment to Fundação Real Grandeza	(2,231)	(9,050)
Other operating liabilities	(22,043)	(20,041)
	(85,555)	(95,519)
Resources from operating activities	187,617	115,308
Financing Activities - increase and (decrease)
Long-term loans and financing obtained	-	150,000
Financing payments on a short-term basis	(9,801	(10,775)
Payment of IOF and debt charges	(16,611)	(20,411)
Resources from loans and financing activities	(26,412)	118,814
Investment Activities - increase and (decrease)
Acquisition of property, plant and equipment assets	(180,852)	(119,778)
Acquisition of intangible	(2,886)	(329)
Acquisition of marketable securities	111,886	11,496
Resources applied in investment activities	(71,952)	(108,611)
Increase in cash and cash equivalent	89,351	125,511
- Cash and cash equivalent – beginning of period	131,354	124,432
- Cash and cash equivalent – end of period	220,605	249,943
Increase in cash and cash equivalent	89,251	125,511

Analysis of the result

Net income (loss)

The company presented, in the 1Q13, a loss of R$ 16 million, which is 94% higher than the R$ 264.7 million loss accrued in the 4Q12, explained by:

Operating Income

In the Generation

Net operating revenue in this quarter showed a decrease of 52%, from R$ 892.7 million in the 4Q12, to R$ 427 million in the 1Q13.

This reduction was due to the revenue established for 2013 and to changes in the calculation criteria of the Pasep and Cofins based on a noncumulative policy as of 2013; whereas in the 4Q12 the revenue was registered in accordance to the difference approved by Aneel resolution nº. 1,406, 12/21/12.

Cost of Electric Energy Service

There was no record of operating cost of electric energy purchased for resale in the 1Q13. Such cost, registered in the 4Q12 in the amount of R$ 581.4 million, referred to the difference accrued between the tariff practiced by Eletronuclear and the reference tariff, between 2010 and 2012, in accordance with the provisions set in art. 2 of the Aneel Resolution nº 1,406, dated December 21, 2012.

The charges for the use of electric network presented a 10% reduction, from R$14.9 million in the 4Q12, to R$ 13.4 million in the 1Q13.

The fuel for the production of electric energy presented a reduction of 10.6%, from R$ 80.9 million in the 4Q12, to R$ 72.3 million in the 1Q13.

Personnel spending showed a 4.5 % reduction, from R$ 111.4 million in the 4Q12, to R$ 106.4 million in the 1Q13.

Spending on services showed a 1.5% reduction, from R$ 51 million in the 4Q12, to R$ 50 million in the 1Q13.

Operating income (expense)

Personnel spending showed a decrease of 14.6%, from R$ 21.6 million in the 4Q12, to R$ 18.4 million in the 1Q13, mostly due to the actuarial adjustments of foundations.

Provisions for contingencies and actuarial provisions were reduced by 87%, from R$ 28.2 million in the 4Q12, to R$ 3.5 million in the 1Q13, mostly due to the reversion of ~~a~~  provisions for contingencies and to actuarial adjustments of foundations.

The provision for loan losses showed a 95% reduction, from R$ 90.9 million in the 4Q12, to R$ 4.2 million in the 1Q13.  The expense regarding this quarter refers mainly to accounts receivable of Inepar due to a contractual fine applied. As for the 4Q12 expenditures most of which refer to amounts receivable from Furnas related to the diversion of energy during the period from September 2000 to September 2002 in the amount of R$ 91.7 million, that still remain under the effect of court injunctions filed by companies in the sector to uphold the payment to Furnas.

Financial Result

The financial income showed a 67% reduction, from R$ 25 million in the 4Q12, to R$ 8 million in the 1Q13, due mostly to the adjustment to present value of the tariff differential payable to Furnas and also due to financial remuneration of demobilization fund.

Financial expenses showed a 28% reduction, from R$ 61 million in the fourth quarter, to R$ 44 million in the 1Q13, due mostly to the adjustment to present value of the tariff difference to be received from distributors and the financial remuneration of the demobilization fund.

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q13
Angra I	640	509.8	355,684.06
Angra II	1,350	1,204.7	2,872,228.44
Total	1,990	1,714.5	3,227,912.50

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric energy purchased for resale  - NA

3. Energy sold

Buyer	Sale model	1Q13
		R$	MWh
Eletrobras System	A	470,660,081.89	3,423,285.5
	B
Others	A
	B
Total	A	470,660,081.89	3,423,285.5
	B

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q13
	Kg	R$ Million
Uranium	54,558.0	77,287.

6. Losses in generation - %

1Q13
3

7. Average price– R$/MWh

1Q13
137.49

8. Extension of transmission lines - Km – NA

9. Transmission losses - % - NA

Marketletter

10.Main investments of parent company– R$ million

Project	1Q13	2013 budget
Generation
Angra 1 and 2	26.3	294.7
Angra 3	160.6	2,796.6
Others	2.6	44.7
Total	189.5	3,136.0

11. New investments

Generation

Unit	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Angra 3 Nuclear Plant	State of Rio de Janeiro / Municipality of Angra dos Reis	13,016.5 (basis: Jun/12 – Direct costs)	1,405 MW	1,214.2 MW médios	Jun/16	Jun/10	not applicable

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Date Due	Index
Eletrobras	1,089.8	2038	Ufir + 7% p.y.
BNDES	1,371.8	2036	TJLP + 1.72 p.y.

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity
Generation	43.4	41	41	59	78.1	2,199.1
By creditor
Eletrobras	39.7	41	41	38.1	34.2	895.8
Others	3.7	0	0	20.9	43.9	1,303.3

13.2.Energy purchase – NA

Marketletter

13.3.Energy sale

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	13,876,900
	R$	1,882,640,327.56
Bilateral Contract	MWh
	R$
TOTAL	MWh	13,876,900
	R$	1,882,640,327.56

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Tenure in years	1Q13
Up up to 5	401
6 to 10	359
11 to15	291
16 to 20	169
21 to 25	137
beyond 25	511
Total	1,868

Administration

Tenure in years	1Q13
Up up to 5	99
6 to 10	149
11 to15	43
16 to 20	9
21 to 25	97
beyond 25	288
Total	685

14.2.By region

State	Number of employees
1Q13
Rio de Janeiro	2,548
Federal District	5

13.3.By departments

Departments	Number of employees
1Q13
Field	2,250
Administrative	303

15.Complementary work force- NA

Marketletter

16.Turn-over

1Q13
0.0043

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current Assets
Cash and banks	1,133,341	87,454	1,243,812	210,988
Consumers	92,646	141,835	109,526	168,112
Financing asset – public service concession	25,460	16,434	54,000	52,119
Compensation credits – Law 12,783/13	391,107	1,404,632	391,107	1,404,632
Renegotiated energy credits – Law 8,727/93	162,637	140,068	162,637	140,068
Dividends to receive	4,684	23,052	47	1,340
Taxes to recover	60,160	29,582	71,764	36,038
Stored materials	32,177	32,318	32,177	32,318
Colateral, deposit and linked funds	54,873	55,352	54,873	55,352
Other credits	72,567	69,410	73,342	69,238
	2,029,652	2,000,137	2,193,285	2,170,205

Non-current Assets
Compensation credits – Law 12,783/13	521,476	620,651	521,476	620,651
Renegotiated energy credits – Law 8,727/93	401,854	438,586	401,854	438,586
Taxes to recover	36,237	41,435	39,515	51,992
Deferred fiscal asset	310,419	319,214	315,814	324,543
Colateral, deposit and linked funds	49,679	45,718	52,784	56,536
Advance for future capital increase	130,462	31,898	115,462	31,898
Financing asset – public service concession	1,207,147	969,776	2,158,503	2,158,504
Other credits	36,706	41,014	44,607	53,649
	2,693,980	2,508,292	3,650,015	3,736,359
Investments	2,449,215	2,547,215	1,616,890	1,461,129
Property, plant and equipment, net	2,021,135	2,012,129	2,436,584	2,431,982
Intangible	168,748	83,274	186,014	188,317
	7,333,078	7,150,910	7,889,503	7,817,787
Total Assets	9,362,730	9,151,047	10,082,788	9,987,992

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current Liabilities
Loans and financing	260,176	180,526	339,461	270,336
Suppliers	44,435	70,540	57,104	84,987
Payment-roll	23,598	36,775	23,649	36,808
Taxes	42,576	45,329	45,050	59,238
Dividends payable	15,899	15,636	16,535	16,272
Estimated obligations	99,1 69	64,942	100,270	72,107
Complementary security fund	10,772	13,158	10,772	13,158
Research and development	26,396	26,331	27,697	29,298
Provision for losses on onerous contracts	16,274	28,673	16,274	28,673
Other liabilities	161,981	168,781	166,443	175,364
	701,276	650,691	803,255	786,241
Non-Current Liabilities
Loans and financing	1,972,360	1,852,407	2,576,173	2,535,414
Taxes	102,432	109,762	102,432	109,762
Provision for contingencies	118,687	120,366	118,687	120,366
Complementary security fund	238,406	239,011	238,406	239,011
Advance for future capital increase	564,098	554,930	564,098	554,930
Provisios for onerous contracts	907,645	930,327	907,645	930,327
Concessions to pay – Use of public owned assets	26,888	26,507	26,888	26,507
Other liabilities	6,235	7,269	6,296	12,196
	3,936,751	3,840,579	4,540,625	4,528,513
Stockholders’ Equity
Social Capital	3,740,410	3,740,410	3,740,410	3,740,410
Income reserve	1,059,172	1,059,172	1,059,172	1,059,172
Adjustment of asset evaluation	(186,866)	(186,711)	(186,866)	(186,711)
Additional proposed dividends	46,906	46,906	46,906	46,906
Accrued income	65,081	-	65,081	-
	4,724,703	4,659,777	4,724,703	4,659,777
Non-controlling participation	-	-	14,205	13,461
Total Liabilities and Stockholders’ Equity	9,362,730	9,151,047	10,082,788	9,987,992

Statement of Income

(R$ thousand)

	Parent Company
	03.31.13			03.31.12
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	61,503	135,940	197,443	-	239,172	239,172
Operational cost
Electric energy cost	(15,511)	-	(15,511)	-	(30,172)	(30,172)
Electric energy purchased for resale	(27,811)	-	(27,811)	-	(34,282)	(34,282)
Provision for losses on onerous contracts	12,300	-	12,300	-	4,110	4,110
Operational costs	(16,436)	(56,621)	(73,057)	-	(48,597)	(48,597)
Personnel, Material and Third party services	(2,445)	(51,541)	(53,986)	-	(47,054)	(47,054)
Depreciation and amortization	(10,746)	-	(10,746)	-	-	-
Legal fee	(151)	(1,440)	(1,591)	-	-	-
Provision for credits of questionable liquidation	-	(379)	(379)	-	(170)	(170)
(-)Expenses to recover	84	669	753	-	898	898
Others	(3,178)	(3,930)	(7,108)	-	(2,271)	(2,271)
Cost of service rendered to third parties	(24)	(2,116)	(2,140)	-	(2,063)	(2,063)
Construction costs	-	(8,598)	(8,598)	-	(14,823)	(14,823)
Gross Operating Income	29,532	68,605	98,137	-	143,517	143,517
Operating Expenses	(1,546)	(32,101)	(33,647)	-	(34,215)	(34,215)
Result of Service	27,986	36,504	64,490	-	109,302	109,302
Other operating revenues (expenses)
Shareholdings	(6,130)	11,847	5,717	-	10,820	10,820
Financial Result	(14,128)	22,973	8,845	-	(61,937)	(61,937)
Onerous Contracts	19,187	-	19,187	-	-	-
Other revenues/expenses	-	(2,266)	(2,266)	-	(2,865)	(2,865)
Operational Income	26,915	69,058	95,973	-	55,320	55,320
Income tax and social contribution - current	(6,229)	(15,982)	(22,211)	-	(11,378)	(11,378)
Income tax and social contribution - deferred	(2,435)	(6,246)	(8,681)		(4,137)	(4,137)
Net income for the period	18,251	46,830	65,081	-	39,805	39,805

	Consolidated
	03.31.13			03.31.12
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	72,030	169,166	241,196	7,694	369,149	376,843
Operational cost
Electric energy cost	(15,516)	-	(15,516)	-	(30,172)	(30,172)
Electric energy purchased for resale	(27,816)	-	(27,816)	-	(34,282)	(34,282)
Provision for losses on onerous contracts	12,300	-	12,300	-	4,110	4,110
Operational costs	(23,708)	(57,397)	(81,105)	(9,188)	(48,557)	(57,745)
Personnel, Material and Third party services	(3,479)	(52,354)	(55,833)	(906)	(48,087)	(48,993)
Depreciation and amortization	(16,252)	-	(16,252)	(7,570)	-	(7,570)
Legal fee	(151)	(1,440)	(1,591)	-	-	-
Provision for credits of questionable liquidation	-	(491)	(491)	-	94	94
(-)Expenses to recover	84	669	753	-	898	898
Others	(3,910)	(3,781)	(7,691)	(712)	(1,462)	(2,174)
Cost of service rendered to third parties	(24)	(2,565)	(2,589)	-	(2,063)	(2,063)
Construction costs	-	(27,167)	(27,167)	-	(113,468)	(113,468)
Gross Operating Income	32,782	82,037	114,819	(1,494)	174,889	173,395
Operating Expenses	(2,390)	(33,790)	(36,180)	(1,231)	(35,557)	(36,788)
Result of Service	30,392	48,247	78,639	(2,725)	139,332	136,607
Other operating revenues (expenses)
Shareholdings	(6,446)	10,302	3,856	(2,423)	51	(2,372)
Financial Result	(15,888)	13,133	(2,755)	2,533	(76,559)	(74,026)
Onerous Contracts	19,187	-	19,187	-	-	-
Other revenues/expenses	-	(2,378)	(2,378)	-	(2,829)	(2,829)
Operational Income	27,245	69,304	96,549	(2,615)	59,995	57,380
Income tax and social contribution - current	(6,451)	(15,624)	(22,075)	445	(16,022)	(15,577)
Income tax and social contribution - deferred	(2,435)	(6,213)	(8,648)	-	(3,292)	(3,292)
Net income for the period	18,359	47,467	65,826	(2,170)	40,681	38,511

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Operating Activities
Income before income tax, social contribution and participations	95,973	55,320	96,549	58,029
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(4,920)	(117,439)	(20,581)	(148,955)
Amortization of financial assets	12,272	143,472	45,868	169,651
Depreciation and amortization	11,215	1,048	16,739	8,623
Amortization of investment fees	2,242	2,230	2,242	2,230
Monetary variation	(11,957)	6963	(12,349)	5,582
Financing charges	18,193	75,324	32,145	89,210
Equity method result	(5,717)	(10,820)	(3,856)	2,372
Present value adjustment	(848)	(3,176)	(848)	(3,176)
Impairment	24	635	24	635
Provision for contingencies	4,586	(3,600)	4,586	(3,600)
Provision for credits of questionable liquidation	373	170	485	(94)
Special retirement complement/ actuarial liability	(230)	20	(230)	20
Provision for losses on onerous contracts	(31,487)	(4,110)	(31,487)	(4,110)
Other	(2,435)	(8,484)	(2,547)	(11,838)
Sub total	(8,689)	82,233	30,191	106,550
Variations of operating assets
Consumers	56,962	(15,321)	58,095	(18,094)
Créditos de indenização Lei 12.783/13 recebidos	1,152,722	-	1,152,722	-
Renegotiated energy credit - receivable	35,863	34,895	35,863	34,895
Taxes to compensate	(5,785)	(9,151)	(3,613)	(16,857)
Deferred fiscal asset	8,795	5,064	8,809	1,937
Stored materials	9,568	(539)	9,568	(2,112)
Collateral, deposits and linked funds	4,333	(7,067)	4,231	(5,807)
Other credits	2,060	1,570	1,487	(9,327)
Sub total	1,264,518	9,451	1,267,162	(15,365)
Variations of operating liabilities
Suppliers	(26,644)	(62,655)	(28,506)	(51,794)
Payment-roll	(13,177)	(14,486)	(13,159)	(14,574)
Taxes and social contributions	(50,770)	(5,442)	(49,068)	(13,121)
Deferred fiscal liability	(2,424)	(927)	(2,390)	1,916
Estimated obligations	34,227	(3,557)	28,163	(5,278)
Complementary pension fund	(1,043)	(396)	(1,043)	(396)
Research and development	(1,698)	(7,945)	(1,600)	(7,750)
Other liabilities	(13,284)	(3,746)	(13,332)	(4,298)
Sub total	(74,813)	(99,154)	(80,935)	(95,295)
Operating activities cash	1,276,989	47,850	1,312,967	53,270
Financial charges paid	(41,816)	(39,770)	(51,530)	(50,568)
Financial charges receivable	155	23	155	23
Income tax and social contribution paid	(16,902)	(15,069)	(17,621)	(15,069)
Legal deposits	(6,191)	167	(6,191)	167
Net cash flow of operational activities	1,212,815	(6,799)	1,237,780	(12,177)
Investment Activities
Financing asset	(8,598)	(14,823)	(27,167)	(113,468)
Property	(29,486)	(74,991)	(30,608)	(96,390)
Intangible	(124)	(204)	(124)	(104)
Equity participation	(249,824)	(163,755)	(234,824)	(148,755)
Remuneration from equity participation	489	449	489	449
SPE incorporation	22,264	-	-	-
Others	12	(4)	12	(4)
Total of Investment Activities	(264,647)	(253,328)	(292,222)	(358,272)
Financing Activities
Loans and financing obtained	135,429	83,862	136,918	162,418
Resources for capital increase	-	294,067	-	294,067
Loans and financing –principal payment	(34,361)	(26,980)	(46,883)	(34,619)
Shareholders remuneration - payment	(2,769)	(3,347)	(2,769)	(3,347)
Total of Financing Activities	98,299	347,602	87,266	418,519
Variation
Increase (decrease) in cash and cash equivalent	1,045,887	87,475	1,032,824	48,070
Cash and cash equivalent – beginning of period	87,454	257,339	210,988	409,569
Cash and cash equivalent – end of period	1,133,341	344,814	1,243,812	457,639

Analysis of the result

The company presented a net income in 1Q13 148.7% higher than that recorded in the previous quarter, from a loss of R$ 135.1 million in 4Q12, to a income of R$ 65.8 million in 1Q13, impacted primarily by provision for onerous contracts in the amount of R$ 896,5 million, Impairment, in the amount of R$ 149.8 million and the recognition of gains provided by Law 12.783/13 in the amount of R$577.8 million, registered in 4Q12.

Operating Income

In the generation:

The power supply showed a 136.3% increase from R$ 24.1 million in 4Q12 to R$ 56,9 million in 1Q13, mainly due to the entry into commercial operation of the Mauá power plant at the end of the 4Q12.

The electric energy supply presented a 51.8% reduction when the 1Q13 is compared with the 4Q12, which went from R$ 43.2 million in 4Q12 to R$ 20.8 million in 1Q13. This reduction is mainly due to the entry into commercial operation of the Mauá power plant at the end of the 4Q12, ceasing the need to buy energy at the short term market to comply with generation shortage in concession contracts.

Eletrosul, due to the characteristics of its concession contracts has no construction revenue in connection with power generation.

In transmission:

The revenues accrued under the transmission system (O&M and Financial Assets revenue) showed a 36.6% decrease from R$ 253,2 million in 4Q12 to R$ 160.5 million in 1Q13, and this variation is due to the renewal of concessions.

The revenue and the cost of construction, in line with the ICPC 01, are calculated on a monthly basis. However, as the company does not accrue a profit margin in its construction operations the revenue value is cancelled by the same value recognized in the operating cost.

Cost of Electric Energy Service

The electricity purchased for resale presented a 36.2% reduction from R$ 43.6 million in 4Q12 to R$ 27.8 million, in 1Q13, mainly due to the entry into operation during the year of 2012, of Passo São João and Mauá power plants, ceasing the need to buy energy at the short term market to comply with generation shortage in concession contracts.

The charges for the use of electric power grid showed a 34.1% decrease from R$ 3.8 million, in 4Q12, to R$ 2.5 million in 1Q13, and this variation did not have a significant impact on the result.

Depreciation and amortization showed a 63.3% increase from R$ 10.3 million at 4Q12, to R$ 16.7 million, in 1Q13, mainly due to the entry into operation of the Mauá power plant, at the end of the 4Q12, and its unitization only occurred at the beginning of the 1Q13 (when the depreciation expense began being accounted for).

Personnel expenditures showed a 14.5% decrease from R$ 80.6 million in 4Q12 to R$ 68.9 million in 1Q13, mainly due to the large number of employees on vacation at the beginning of the 1Q13 causing a reduction in salary payments.

Material expenditures showed a 2.1% decrease keeping the same level of R$ 3.8 million in both quarters, and this variation did not have a significant impact on the results accrued.

Expenditures on third party services showed a 35.4% decrease from R$ 26.6 million in 4Q12, to R$ 17.2 million in 1Q13, basically due to a reduction in new contract signings in 1Q13.

Operating income (expense)

Provisions for contingencies presented a 95.8% reduction from R$ 67.3 million in 4Q12 to R$ 2.9 million in 1Q13, mainly due to the fact, that during the 4Q12 the company made a R$ 46 million provision on behalf of the tax credit on the costs incurred for the plan of readjustment of the personnel contingent (PREQ).

Provisions for doubtful accounts receivable showed a 23.7% increase from R$ 0.4 million in 4Q12 to R$ 0.5 million in 1Q13, and this variation did not have a significant impact on the results.

Provisions for Onerous Contracts showed a 103.5% decrease from an expense of R$ 909,5 million in 4Q12, for a reversion of R$ 31.5 million in 1Q13, such reversion is due to the power purchase agreements of São Domingos (R$ 12.3 million) and Jirau (R$ 19.2 million) power plants.

Financial Result

The financial income showed a 61.6%  increase from R$ 50.1 million in 4Q12, to R$ 80.9 million, in 1Q13, mainly due to price-level restatement on the compensation claims from the renewal of the concession contract 057/2001, in the amount of R$ 40 million in 1Q13 (R$ 16.6 million in 4Q12).

Financial expenditures did not show a significant increase in 1Q13 compared to the 4Q12, showing an amount of R$ 83.6 million in both quarters.

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13
HEU Passo São João	77.0	39.0	107,241.939
HEU Mauá*	177.9	96.9	209,065.553
SCH Barra do Rio Chapéu	15.0	8.61	5,533.536

* Consortium Mauá (49% Eletrosul)

Plant	Location (State)	Beginning of Operation	End of Operation
HEU Passo São João	RS	Jul/12	Aug/41
HEU Mauá*	PR	Nov/12	Jul/42
SCH Barra do Rio Chapéu	SC	Feb/13	Dec/35
* Consortium Mauá (49% Eletrosul)

1.2.SPE

SPE	Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13
Eólica Cerro Chato I	Cerro Chato I Wind Power Plant	30	11	21,398.700
Eólica Cerro Chato II	Cerro Chato II Wind Power Plant	30	11	21,564.400
Eólica Cerro Chato III	Cerro Chato III Wind Power Plant	30	11	21,839.200

Plant	Participation %	Location (State)	Beginning of Operation	End of concession
Cerro Chato I Wind Power Plant	100.00	RS	Nov/11	Aug/45
Cerro Chato II Wind Power Plant	100.00	RS	Sep/11	Aug/45
Cerro Chato III Wind Power Plant	100.00	RS	May/11	Aug/45

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13
Eletrobras	MWh
	R$ million
Others	MWh	88,489.400
	R$ million	28.77
TOTAL	MWh	88,489.400
	R$ million	28.77

2.2.SPE – NA

3.Energy sold

3.1.Own assets

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A
	B
Others	A		88,489.400
	B		28.77
Total	A		88,489.400
	B		28.77

A - Through auction

B - Through free market agreements or bilateral contracts

3.2.SPE

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A
	B
Others	A	10.93	72,290.000
	B
Total	A	10.93	72,290.000
	B

4.CCEE settlement (Spot and MRE)

	Unit	1Q13
Sale	R$ milhões
	MWh
	MWaverage
Purchase	R$ milhões	28.77
	MWh
	MWaverage	88,489.400
Net	R$ milhões	28.77
	MWh
	MWaverage	88,489.44

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7.Average price– R$/MWh

7.1.Own assets

1Q13
137.80

7.2.SPE

1Q13
151.19

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Biguaçu – Biguaçu -Campos Novos	359.0	525	Set-06	Mar-35
Salto Santiago/Ivaiporã	168.5	525	Out-05	Fev-34
Ivaiporã/Cascavel Oeste	203.4	525	Out-05	Fev-34
Sub-Total 525 kV	730.9
Presidente Médice/Santa Cruz	237.4	230	Jan-10	Mar-38
Sub-Total 230 kV	237.4
General total	968.3

8.1.1.2.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Areia-Bateias	220.3	525	Jun-00	Dec-42
Areia-Campos Novos	176.3	525	Sep-82	Dec-42
Areia-Curitiba	235.2	525	Jun-00	Dec-42
Areia-Ivaiporã	173.2	525	May-82	Dec-42
Areia - Segredo	57.8	525	Aug-92	Dec-42
Blumenau - -Curitiba	136.3	525	Dec-83	Dec-42
Campos Novos - Machadinho	44.8	525	Jan-02	Dec-42
Campos Novos - Caxias	203.3	525	Dec-01	Dec-42
Caxias - Gravataí	78.8	525	Dec-01	Dec-42
Caxias - Itá	256.0	525	Feb-02	Dec-42
Curitiba - Bateias	33.5	525	Jun-00	Dec-42
Itá – Nova Santa Rita	314.8	525	Apr-06	Dec-42
Gravataí – Nova Santa Rita	29.0	525	Apr-06	Dec-42
Itá -Machadinho	64.6	525	Jan-02	Dec-42
Itá - Salto Santiago	186.8	525	Sep-87	Dec-42
Ivaiporã - Londrina	121.9	525	Apr-88	Dec-42
Ivaiporã - Salto Santiago	167.0	525	May-82	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Sep-82	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Feb-92	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.7	525	Jun-04	Dec-42
Salto Santiago -Salto Santiago	60.9	525	Aug-92	Dec-42
Salto Santiago -Segredo	2.1	525	Aug-92	Dec-42
Areia -Gov. Bento Munhoz	10.7	525	Sep-80	Dec-42
Areia -Gov. Bento Munhoz	10.9	525	Aug-81	Dec-42
Sub-Total 525 kV	2,586.5
Anastácio - Dourados	210.9	230	Aug-94	Dec-42
Areia - Ponta Grossa Norte	181.6	230	Oct-76	Dec-42
Areia - Salto Osório	160.5	230	Jan-77	Dec-42
Areia - Salto Osório	160.3	230	Dec-76	Dec-42
Areia - São Mateus do Sul	129.0	230	Jul-90	Dec-42
Assis - Londrina Copel	114.3	230	May-79	Dec-42
Biguaçu – Desterro	56.6	230	Dec-08	Dec-42
Biguaçu –Palhoça	20.4	230	Oct-08	Dec-42
Blumenau –Jorge Lacerda B	116.4	230	Oct-80	Dec-42
Biguaçu – Blumenau 2	129.5	230	Jun-79	Dec-42
Blumenau - Itajaí	37.6	230	Jan-02	Dec-42
Blumenau - Itajaí	37.6	230	Mar-02	Dec-42
Blumenau - Joinville	67.0	230	Sep-79	Dec-42
Blumenau - Joinville	72.9	230	Apr/79	Dec/42
Blumenau - Palhoça	133.9	230	Jan/84	Dec/42
Campo Mourão - Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão -Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão -Salto Osório	181.2	230	Feb/76	Dec/42
Campo Mourão -Salto Osório	181.3	230	May/76	Dec/42
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	Dec/42
Caxias - Caxias 5	22.0	230	Jun/09	Dec/42
Curitiba -Joinville Norte	96.4	230	Nov/76	Dec/42
Joinville – Joinville Norte	5.3	230	Nov/76	Dec/42
Curitiba -Joinville	99.7	230	Jun/77	Dec/42
Curitiba -São Mateus do Sul	116.7	230	Jul/90	Dec/42
Dourados -Guaíra	226.5	230	Nov/91	Dec/42
Farroupilha -Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha -Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha -Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A -Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	Dec/42
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	Dec/42
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Londrina(ESUL) - Assis	156.6	230	May/05	Dec/42
Londrina(ESUL) - Maringá	95.1	230	May/05	Dec/42
Londrina - Apucarana	40.4	230	Apr/88	Dec/42
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	Dec/42
Atlândida 2 - Osório 2	36.0	230	May/07	Dec/42
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo - Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo - Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	Dec/42
Passo Fundo - Passo Fundo 2	0.45	230	May/73	Dec/42
Salto Osório - Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório - Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório - Salto Osório	2.3	230	Nov/75	Dec/42
Siderópolis - Lajeado Grande	121.9	230	Sep/03	Dec/42
Lajeado Grande - Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê - Pato Branco	79.6	230	Dec/79	Dec/42
Joinville - Vega do Sul	44.9	230	Nov/02	Dec/42
Joinville - Vega do Sul	44.9	230	Nov/02	Dec/42
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	Dec/42
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	Dec/42
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Atlântida 2/Gravataí 3	102.0	230	Apr/08	Dec/42
Sub-Total 230 kV	4,913.2
Blumenau - -Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande - Mimoso	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande - Mimoso	108.3	138	Sep/83	Dec/42
Campo Grande - Mimoso	108.3	138	Sep/83	Dec/42
Dourados das Nações - Ivinhema	94.7	138	Dec/83	Dec/42
Eldorado - Guaíra	16.9	138	Oct/82	Dec/42
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	Dec/42
Florianópolis - Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis - Palhoça 2	9.6	138	Nov83	Dec/42
Gaspar - -Blumenau	20.7	138	Sep/89	Dec/42
Ilhota - Picarras	14.8	138	Apr/94	Dec/42
Ilhota - Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota - Itajaí 2	7.9	138	Jan/02	Dec/42
Ilhota - Joinville	75.8	138	Jan/67	Dec/42
Itajaí - Camboriú Morro do Boi	13.3	138	Fev/02	Dec/42
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema - Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A - Palhoça	108.6	138	Oct/83	Dec/42
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	Dec/42
Jupiá - Mimoso	218.7	138	Feb/92	Dec/42
Jupiá - Mimoso	218.7	138	Jan/82	Dec/42
Jupiá - Mimoso	218.7	138	Jan/82	Dec/42
Palhoça - Imbituba	74.0	138	Oct/83	Dec/42
Anastácio - Aquidauana	11.1	138	Nov/06	Dec/42
Anastácio - Aquidauana	11.1	138	Nov/06	Dec/42
Dourados/Dourados 2	0.1	138	Jun/07	Dec/42
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sep/94	Dec/42
Salto Osório - -Salto Santiago	56.2	69	Oct/78	Dec/42
Sub-Total (132 e 69 kV)	68.7
General total	9,409.7

Marketletter

8.1.2.Substations

Substations	Transformation capacity	Location	Beginning of operation	End of operation
SS - Missões	150 MVA	RS	Nov/10	Jan/39
SS – Biguaçu/Blumenau/Campos Novos	1,344 MVA	SC	Apr/08	Mar/35
Total	1,494 MVA

8.1.2.3.Compensated Substations

Substations	Transformation capacity	Location	Beginning of operation	End of operation
SE - Campos Novos	2,466	SC		Dec-42
SE - Caxias	2,016	RS		Dec-42
SE - Gravataí	2,016	RS		Dec-42
SE - Nova Santa Rita	2,016	RS		Dec-42
SE - Blumenau	1,962	SC		Dec-42
SE - Curitiba	1,344	PR		Dec-42
SE - Londrina	1,344	PR		Dec-42
SE - Santo Ângelo	1,344	RS		Dec-42
SE - Biguaçu	300	SC		Dec-42
SE - Joinville	691	SC		Dec-42
SE - Areia	672	PR		Dec-42
SE - Xanxerê	600	SC		Dec-42
SE - Itajaí	525	SC		Dec-42
SE - Jorge Lacerda "A"	400	SC		Dec-42
SE - Palhoça	384	SC		Dec-42
SE - Canoinhas	375	SC		Dec-42
SE - Siderópolis	364	SC		Dec-42
SE - Assis (*)	336	SP		Dec-42
SE - Joinville Norte	300	SC		Dec-42
SE - Dourados	300	MS		Dec-42
SE - Atlântida 2	249	RS		Dec-42
SE - Caxias 5 (*)	215	RS		Dec-42
SE - Passo Fundo	168	RS		Dec-42
SE - Tapera 2	166	RS		Dec-42
SE - Gravataí 3	165	RS		Dec-42
SE - Desterro	150	SC		Dec-42
SE - Anastácio	150	MS		Dec-42
Conver. frequência de Uruquaiana	110	RS		Dec-42
SE - Ilhota	100	SC		Dec-42
Outras subestações	365	-		Dec-42
Total	21,593

8.2.SPEs

SPE	From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	187	230	Jul/05	Dec/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	120	525	Jul/06	Mar/35
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	260	525	May/09	Apr/36
Porto Velho	TL Coletora Porto Velho – Porto Velho (RO) Coletora Porto Velho Sustation. Two converter station CA/CC/CA Back to Back 400 MW	22	500/230	Aug/12	Feb/39

9.Transmission losses - % - NA

Marketletter

10.Main investments of parent company– R$ million

Project	1Q13	2013 budget
Generation	27.7	355.4
Installation of Hydro Complex São Bernardo	11.6	55.5
Installation of Hydro Unit Maua	5.7	155.5
Installation of Hydro Complex São Domingo	9.2	47.5
Installation of Solar Megawatt Project	0.5	8.5
Electric energy generation maintenance	-	48.7
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	0.7	35.0
Environmental Preservation and Conservation Projects	-	4.7
Transmission	10.2	149.2
Expansion of South transmission system	6.7	80.7
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	1.0	48.0
Maintenance of electric energy transmission system	2.5	20.5
Others	0.7	52.0
Total	76.5	1,061.2

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
HEU São Domingos	MS	475.9	48.0	36.9	Mar/13	May/13	Dec/37
PCH João Borges	SC	169.1	19.0	10.12	Apr/13	Jun/10	Dec/35
PCH Santo Cristo	SC	183.5	19.5	10.2	Dec/14	Aug/13	Nov/37
PCH Coxilha Rica	SC	-	18.0	10.0	-	Aug/13	Feb/37

Marketletter

11.1.2.SPE

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	UHE JIRAU	20	RO	16.128,9	3,750 MW	2,184.6 MW	Apr/13	Dec/09	Aug/43
Teles Pires Participações S.A.	UHE Teles Pires	24.5	MT	4.257,8	1,820 MW	915.4 MW	Sep/14	Aug/11	Dec/46
Eólica –Chuí Holding SA	Chuí I a V Wind Power Plant, (98MW) and Minuano VI and VII (46MW).	49	RS	565.3	144 MW	59.8 MWm	Dec/13	Jan/13	Mar/47
Eólica –Livramento Holding SA	Cerro Chato IV, V, VI Wind Power Plant, Ibirapuitã and Trindade	49	RS	290.3	78 MW	38.5 MWm	Jun/13	Jan/12	Feb/47
Eólica – Santa Vitória do Palmar SA	Geribatu de I to X Wind Power Plant	49	RS	983.8	258 MW	109.0 MWm	Nov/13	Nov/12	Mar/47

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total of investment R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
Secc. LT JLA – PAL, and SE GAROPABA	7.61	5.4	138	Anticipated Nov/13	Dec/42
Secc. LT JLA – PAL, and SE PALHOÇA - PINHEIRA	5.33	3.7	138	Anticipated Set/13	Dec/42
LT Passo Fundo - Monte Claro 230Kv	9.93	11.0	230	Anticipated Out/13	Dec/42

Marketletter

11.2.1.2.Substations

Substation	Total of investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
SE Garopaba – Implementation of two models of EL	6.24	0.00	SC	Anticipated Nov-13	Dec/42
SE Pinheira – Implementation of two models of EL	4.64	0.00	SC	Anticipated Sep-13	Dec/42
SE Nova Prata 2 – Implementation of two models of EL	10.47	0.00	RS	Anticipated Oct-13	Dec/42
SE Joinville Norte - Extension “C”– 230/138/ kV	12.25	300.00	SC	Anticipated Oct-13	Dec/42
SE Nova Santa Rita – Extension F 525/230-13,8 KV 672MVA	29.69	2.016	RS	Anticipated dec-13	Dec/42
SE Itajaí – Extension E -230/138-13,8 KV 75MVA	7.12	525	RS	Anticipated Nov-14	Dec/42
SE Joiville Norte – Extension D Implementation of two capacitors bank 230kV – 2x100MVA	12.07	300	SC	Anticipated Feb-15	Dec/42
Brazil-Uruguay-Electric Interconnection	52.56	0.00	RS	Anticipated Jan-14	Dec/42
SS Alegrete–Transf. trafo -69/13,8/13,8kV 17MVA	7.78	66	RS	Anticipated Dec-14	Dec/42

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total of investment R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
RS Energia	TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	100	137.5	33	230	Mar/13	Oct/36
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,030.8	2,375	+ 600	Sep/13	Feb/39
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	49	50.87	143	230	Jan/14	Jan/42
Marumbi	TL 525 KV Curitia - Curitiba Leste (PR)	20	52.38	28	525	May/14	Apr/42
Transmissora Sul Brasileira de Energia SA	TL de 230KV 140KmNova Santa Rita – Camaquã	80	482.14	140	230	Dec/13	Apr/42
	TL 230KV 163Km Camaquã – Quinta			163	230
	TL 525 KV 190 Km Salto Santiago – Itá			190	525
	TL 525KV 305 Km Itá – Nova Santa Rita			305	525
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	51	634.47	281	525	Dec/13	Jul/42
	TL Povo Novo – Marmeleiro, CS			154	525
	TL Marmeleiro – Santa Vitória do Palmar			52	525

Marketletter

11.2.2.2. Substations

Substations	Total of investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
Substation Umuarama 230/138 kV – 2X150 MVA, Lot E auction ANEEL 004/2011	22.98	300 MVA	PR	Jan/13	Jan/42
SE Curitiba Leste 1 banco 3x224MVA 525/230kV	52.42	672 MVA	PR	May/14	Apr/42
SE Povo Novo525/230 kV, 672 MVA (4 monophasic units 224 MVA)	-	672 MVA	RS	Dec/13	Jul/42
SE Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar	-	200 MVA	RS	Dec/13	Jul/42
SE Santa Vitória do Palmar 525/138 kV, 75 MVA (1 three-phase unit)	-	75 MVA	RS	Dec/13	Jul/42
SE Camaquã 3 230/69Kv 2x83MVA	-	249MVA	RS	Dec/13	Apr/42

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Due Date	Index
BRDE	26.5	05/15/2019	TJLP + 4.5% py
BNDES	774.4	01/15/2028	Currency basket + 4% py
Banco do Brasil	217.3	01/15/2028	TJLP + 2.65% py
Eletrobras	1,179.8	03/30/2030	RGR + interest

Foreign currency – FC

Creditor	Balance 03.31.13	Due Date	Currency
Eletrobras	34.5	12/30/2038	EUROS

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity	260.2	241.8	226.5	169.8	166.9	1,167.3
Generation	107.6	100.0	93.7	70.2	69.0	482.8
Transmission	152.6	141.8	132.8	99.6	97.9	684.5
By creditor	260.2	241.8	226.5	169.8	166.9	1,167.3
Eletrobras	163.2	173.4	135.2	78.5	75.6	588.5
Others	97.0	68.4	91.3	91.3	91.3	578.8

Marketletter

13.1.2.SPE – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity	79.3	89.9	94	92.5	91.1	236.3
Generation	28.3	23.3	27.9	27.9	27.9	72.2
Transmission	51	66.6	66.1	64.6	63.2	164.1
By creditor	79.3	89.9	94.0	92.5	91.1	236.3
BRDE	6.2	4.7	5.6	5.5	5.5	7.0
BNDES	73.1	85.2	88.4	87	85.6	229.3

13.2.Energy purchase

13.2.1.Parent Company

Energy Purchase Contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	185,077.00	105,120.00	105,120.00	5,472.00	0	0
	R$ million	24,985	14,191	14,191	739	0	0
Bilateral Contracts	MWh
	R$ million
TOTAL	MWh	185,077.00	105,120.00	105,120.00	5,472.00	0	0
	R$ million	24,985	14,191	14,191	739	0	0

13.2.2.SPE

Energy Purchase Contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	902,021.32	1,822,763.28	1,400,312.96	1,240,819.06	1,240,011.14	23,128,334.93
	R$ million	136,446	285,663	282,234	202,180	191,649	3,372,272
Bilateral Contracts	MWh
	R$ million
TOTAL	MWh	902,021.32	1,822,763.28	1,400,312.96	1,240,819.06	1,240,011.14	23,128,334.93
	R$ million	136,446	285,663	282,234	202,180	191,649	3,372,272

13.3.Energy sale

13.3.1.Parent Company

Energy Purchase Contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	1,463,620.80	1,463,620.80	1,463,620.80	1,463,620.80	1,467,620.80	33,654,518.40
	R$ million	232,791	232,791	232,791	232,791	232,791	5,355,266
Bilateral Contracts	MWh
	R$ million
TOTAL	MWh	1,463,620.80	1,463,620.80	1,463,620.80	1,463,620.80	1,467,620.80	33,654,518.40
	R$ million	232,791	232,791	232,791	232,791	232,791	5,355,266

13.3.2.SPE

Energy Purchase Contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	1,844,974.61	4,389,855.29	6,585,987.24	6,814,835.26	6,809,452.70	155,587,765.25
	R$ million	231,649	548,187	691,438	702,220	691,388	14,922,402
Bilateral Contracts	MWh
	R$ million
TOTAL	MWh	1,844,974.61	4,389,855.29	6,585,987.24	6,814,835.26	6,809,452.70	155,587,765.25
	R$ million	231,649	548,187	691,438	702,220	691,388	14,922,402

Marketletter

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13
Up to 5	9
6 to 10	9
11 to 15	-
16 to 20	-
21 to 25	-
beyond 25	1
Total	19

Transmission

Composition of employees by tenure (Years)	1Q13
Up to 5	157
6 to 10	233
11 to 15	126
16 to 20	-
21 to 25	206
beyond 25	134
Total	856

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	220
6 to 10	113
11 to 15	41
16 to 20	-
21 to 25	175
beyond 25	121
Total	670

14.2.By region

State	Number of employees
1Q13
Santa Catarina	1,116
Rio Grande do Sul	168
Paraná	166
Mato Grosso do Sul	69
Rondônia	26

14.3.By departments

Departments	Number of employees
1Q13
Field	875
Administrative	670

Marketletter

15.Complementary work force- NA

16.Turn-over

1Q13
0.03

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	4,082	26,795
Clients	70,685	85,635
Taxes to recover	19,842	13,546
Acquisition of fuel to be recovered - Energetic development account - CDE	64,724	64,176
Stored materials	75,980	75,680
Other credits	8,909	4,391
	244,222	270,223

Non-Current Assets
Taxes to recover	9,989	9,989
Deposits linked to legal suits	10,781	10,927
	20,770	20,916

Property, plant and equipment	1,650,153	1,658,058
Intangibles	1,755	1,819
	1,672,678	1,680,793
Total Assets	1,916,900	1,951,016

Marketletter

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	323,838	265,967
Loans and financing	159,620	190,527
Taxes and social contributions	8,702	12,539
Estimated obligations	10,729	13,542
Sectorial charges	15,536	15,359
Provision for risks	21,194	21,096
Retirement benefit	82	119
Shareholders remuneration	56,064	55,152
Others	11,905	12,119
	607,670	586,420

Non-Current Liabilities
Loans and financing	938,334	870,507
Sector charges	3,738	-
Retirement benefit	7	16
Resources for capital increase	222,230	160,949
Provision for actuarial liabilities	122,914	122,914
	1,287,223	1,154,386
	1,894,893	1,740,806
Stockholders’ Equity
Social Capital	770,815	770,815
Income reserve	2,596	2,596
Other comprehensive income	(146,015)	(146,015)
Accrued income (losses)	(605,389)	(417,186)
	22,007	210,210
Total Liabilities and Stockholders’ Equity	1,916,900	1,951,016

Marketletter

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Net Operating Revenue	49,411	121,889
Operational cost	(201,159)	(117,247)
Cost of service of electric energy	(127,969)	(42,007)
Electric energy purchased for resale	(121,979)	(38,123)
Charges on the use of electric grid	(5,990)	(3,884)
Operational cost	(73,190)	(75,240)
Personnel, material and third party service	(55,946)	(46,757)
Depreciation and amortization	(17,434)	(21,577)
Raw material for production of electric energy	(50,360)	(41,159)
(-) Expense recuperation – fuel subvention	47,539	37,555
Other expenses	3,011	(3,302)
Gross operating result	(151,748)	4,642
Operating expenses	(10,388)	(12,280)
Service result	(162,136)	(7,638)
Other revenues/expenses	21	7
Fniancing result	(26,088)	(1,520)
Operational result before fixed asset adjust	(188,203)	(9,151)
Taxes and social contribution	-	-
Net income for the period	(188,203)	(9,151)
Basic income (loss) per share (R$)	(0.0361)	(0.0072)
Diluted income (loss) per share (R$)	(0.0361)	(0.0072)

Cash Flow

(R$ thousand)

	03.31.13	03.31.12
Operating Activities
Result before taxes	(188,203)	(9,151)
Social contribution and income tax	-	-
Net income (loss) for the period	(188,203)	(9,151)
Adjustments for:
Depreciation and amortization	19,393	21,993
Financing exchange	(1,360)	15,238
Monetary and net exchange variations	14,848	(18,399)
Provision for contingencies	98	1,555
	32,979	20,387
Variations:
(Increase) / decrease in open market application	-	66,120
(Increase) / decrease in clients	14,950	7,415
(Increase) / decrease in refundable taxes	(6,296)	9,707
(Increase) / decrease in law suit deposits	146	(179)
(Increase) / decrease in reimbursement rights	(549)	(17,839)
(Increase) / decrease in stored material	(300)	3,741
(Increase) / decrease in other assets	(4,517)	(3,530)
(Increase) / decrease in suppliers	57,872	2,898
(Increase) / decrease in taxes and social contributions to collect	(3,837)	(12,706)
(Increase) / decrease in estimated obligations	(2,814)	(2,900)
(Increase) / decrease in sectorial charges	3,915	285
(Increase) / decrease in other liabilities	(261)	723
	58,309	53,735
Operating activities – net cash	(96,915)	64,971
Investment Activities
Acquisition of property, plant and equipment	(11,414)	(12,405)
Acquisition of intangible assets	(10)	(226)
Investment Activities – net cash	(11,424)	(12,631)
Financing activities
Capital increase - receivable	60,395	-
Loans and financing - receipt	81,322	7,065
Loans and financing - amortization	(56,091)	(29,395)
Financing activities- net cash	85,626	(22,330)
Net increase (decrease) in cash and cash equivalents	(22,713)	30,010
Initial cash balance	4,082	34,650
Final cash balance	26,795	4,640
Net increase (decrease) in cash and cash equivalents	(22,713)	30,010

Analysis of the result

The company presented on 1Q13 a loss 8.0% lower than that recorded in the previous quarter, from R$ 204.5 million in 4Q12 to R$ 188.2 million in 1Q13. The loss accrued in 4Q12 resulted of the unavailability of power generation equipment and as for the loss regarding the 1Q13 resulted from revenue write-offs applied due to generating volumes below the non-flexible standards settled by ONS orders.

Operating Income

In generation:

Electric energy supply showed a 61.1% reduction from R$ 149.8 million in 4Q12 to R$ 58.3 million in 1Q13, such energy revenue reduction demonstrates the recognition of revenue losses ordered by ANEEL resulting  of generating volumes of energy below the amounts contracted in previous periods.

Cost of Electric Energy Service

The electric energy purchased for resale reduced by 12.7% from R$ 139.7 million in 4Q12 to R$ 122.0 million, in 1Q13, such reduction is a result of the migration of energy purchase for cancellation of revenue, ordered by the regulatory board.

The charges for the use of electric power grid showed a 16.8% reduction from R$ 7.2 million in 4Q12 to R$ 6.0 million, in 1Q13, as the company had its revenues partially cancelled, this fact caused lower costs of charges for the use of the power network.

The fuel for electric power production increased by 17.9% from R$ 42.7 million, in 4Q12, to R$ 50.4 million, in 1Q13, the increase of fuel consumption was due to improvements applied to CGTEE’s operating units

The depreciation and amortization registered a 3.1% reduction from R$ 18.0 million, in 4Q12, to R$ 17.4 million, in 1Q13, mainly due to equipments that have reached the end of their useful life.

Personnel expenditures showed a 7.9% reduction from R$ 21.3 million in 4Q12, to R$ 19.6 million in 1Q13, mainly due to the reduction of the employees that quitted their jobs on behalf of a  voluntary resignation plan.

Expenditures on material presented a 21.6% increased  from R$ 18.2 million in 4Q12 to R$ 22.1 million in 1Q13, mainly due to purchase of lime for operation of TEU Candiota III (stage C)

Expenses on third party services showed a 42.2% decrease from R$ 24.7 million in 4Q12 to R$ 14.2 million in 1Q13, mainly due to maintenance and up keep line in 4Q12 had a greater allotment of financial resources to the maintenance and up-keep line in the 4Q12 as a result of the preventive maintenance revision of TEU Candiota III during that  quarter.

Operating income (expense)

Personnel expenditure presented a 14.3% reduction from R$ 8.3 million in 4Q12 to R$ 7.1 million in 1Q13, mainly due to the reduction of the employees that quitted their jobs on behalf of a voluntary resignation plan.

Provisions for contingencies were reduced by 100.0% reduction, from R$ 1.7 million in 4Q12 to R$ 0.0 million in 1Q13, because the need for new provisions were not identified in this quarter.

Financial Result

The financial income showed a 26.4% reduction from R$ 14.6 million in 4Q12, to $ 6.75 million, in 1Q13, mainly due to the unavailability of financial resources  for short term investments by  CGTEE.

Financial expenses increased by 1.2%, from R$ 36.4 million in 4Q12 to R$ 36.8 million, in 1Q13, mainly due to the update of new loans at Eletrobras.

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q13
P. Médici (Candiota)	446	251.500	300,470
Candiota III – Fase C	350	292.000	618,460
S. Jerônimo (Candiota)	20	12.600	7,260
Nutepa (Candiota)	24	6.100	-
Total	840	573.700	926,190

Unit	Location (State)	Beginning of operation	End of concession
P. Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul-41
S. Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras	MWh	-
	R$ million	-
Others	MWh	130,404.00
	R$ million	42.57
Total	MWh	130,404.00
	R$ million	42.57

3. Energy sold

Buyer	Sale model	1Q13
		R$ million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	148.90	933,070.96
	B	-	-
Total	A	148.90	933,070.96
	B	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q13
Sale	R$ million	25.72
	MWh	26,268.826
	MWaverage	12.156
Purchase	R$ million	-
	MWh	-
	MWaverage	-
Net	R$ million	25.72
	MWh	26,268.826
	MWaverage	12.156

5. Fuel used to produce electricity

Type	Unit	1Q13
		Amount	R$ million
Fuel oil	T	9,104.220	9,630,420.08
Diesel Oil	L	5,700.00	-
Coal	T	931,885.25	39,721,564.15

6. Losses in generation - %

1Q13
13.88

7. Average price– R$/MWh

1Q13
159.58

8. Extension of transmission lines - Km  - NA

9. Transmission losses - % - NA

10. Main investments of parent company– R$ million

Project	1Q13	2013 budget
Generation	-	-
Generation system maintenance - MSGEE	27	71
Environmental impact mitigation	1	61
Phase A/B UPME revitalization	4	44
Other	-	4
Total	32	180

11.New investments – NA

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Due Date	Index
Eletrobras	516,202	Dec/21	IPCA + Spread
Eletrobras	168,720	Jun/16	IPCA + Spread
Eletrobras	98,140	Dec/22	IPCA + Spread
Eletrobras	109,589	Jan/17	5% p.y.
Eletrobras	10,033	Feb/13	Selic + 0.5% p.y.
Eletrobras	13,451	Feb/13	Selic + 0.5% p.y.
Eletrobras	10,350	Apr/13	Selic + 0.5% p.y.
Eletrobras	26,087	Jun/18	5% p.y.
Eletrobras	46,258	Ago/17	Selic + 0.5% p.y.
Eletrobras	54,741	May/15	Selic
Eletrobras	46,258	Dec/15	Selic

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity
Generation	135.131	186.319	182.944	131.359	106.294	355.907
By creditor
Eletrobras	135.131	186.319	182.944	131.359	106.294	355.907

13.2.Energy purchase

Energy Purchase contracts	2013	2014	2015	2016	2017	After 2017
MWh
R$ million

13.3.Energy sale

Contracts of energy sales	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	3,708,600.44	3,712,688.44	3,712,688.44	2,845,628.54	2,561,926.78	2,561,923.78
	R$ million	589.73	591.28	591.28	488.79	455.22	455.22
Bilateral Contract	MWh
	R$ million
TOTAL	MWh	3,708,600.44	3,712,688.44	3,712,688.44	2,845,628.54	2,561,926.78	2,561,923.78
	R$ million	589.73	591.28	591.28	488.79	455.22	455.22

Marketletter

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13
Up up to 5	274
6 to 10	118
11 to 15	-
16 to 20	31
21 to 25	48
beyond 25	244
Total	715

14.2.By region

State	Number of employees
1Q13
Rio Grande do Sul	715

14.3.By departments

Department	Number of employees
1Q13
Field	571
Administrative	144

15.Complementary work force

Operational	1Q13
1,061

16.Complementary work force

1Q13
0.76%

Marketletter

2. Distribution Companies

Company	Net Operating Revenue		Service Result		Income/Loss for the Period		EBITDA (R$ million)		EBITDA Margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Amazonas Energia	511	374	(20)	(26)	(58)	(109)	59	9	11.5	2.4
Ceal	84	64	15	(27)	9	(35)	25	(25)	30.2	(39.2)
Cepisa	219	193	(67)	(6)	(59)	(2)	(61)	(3)	(27.9)	(1.4)
Ceron	251	208	(15)	12	(36)	(3)	(5)	18	(1.9)	8.7
Boa Vista Energia	255	196	(22)	(27)	0,5	(34)	13	(22)	5.3	(11.2)
Eletroacre	44	41	58	(11)	52	(14)	59	(9)	133.3	(22.0)

Eletrobras System Distribution

Company	Extension of Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	42,128	793,486	62	50
Distribuição Acre	16,021	224,843	22	14
Distribuição Alagoas	38,276	954,816	102	39
Distribuição Piauí	77,500	1,070,934	224	78
Distribuição Rondônia	21,810	550,812	52	57
Distribuição Roraima	3,130	93,430	1	3

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2013	Total (a+b)
Amazonas	673	-	-	673
Geration and Transmission Companies	58,938	2,546	460	61,484
Total				62,157
(b) The company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2013	Total (a+b)
Amazonas Energia	2,203	-	-	2,203
Distribuição Rondônia	3	-	-	3
Eletrobras	13	-	-	13
Geration and Transmission Companies	38,958	1,242	132	40,200
Total				42,419
(b) The company's participation in the enterprise

Energy sold – MWh

	1Q13	1Q12
Amazonas Energia	1,335,818	1,336,516
Distribuição Acre	197,286	187,926
Distribuição Alagoas	824,955	762,002
Distribuição Piauí	647,082	596,162
Distribuição Roraima	145,944	137,955
Distribuição Rondônia	632,427	620,978
Total	3,783,512	3,641,539

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	218,865	390,677
Consumers	362,431	385,678
Taxes and social contributions to compensate	32,447	31,789
Reimbursement rights	7,080,743	6,348,222
Stored materials	88,381	77,318
Other credits	109,608	103,502
	7,892,475	7,337,186
Non-Current Assets
Related parties	5	5
Taxes and social contributions	1,508,401	1,450,703
Deposits linked to legal suits	211,541	190,062
Financial asset	2,562,311	2,302,732
Other credits	9,072	9,072
Investment	7,670	7,670
Intangible	614,356	623,765
Property, plant and equipment	1,263,515	1,278,105
	6,176,871	5,862,114
Total Asset	14,069,346	13,199,300

Marketletter

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	2,516,244	3,253,609
Loans and Financing	281,035	270,381
Taxes and social contributions	40,448	47,250
Estimated obligations	27,326	23,032
Reimbursement obligations	6,143,430	5,328,423
Sector charges	9,956	6,352
Leasing	166,537	162,929
Other	174,890	194,540
	9,359,866	9,286,516

Non-Current Liabilities
Loans and financing	751,721	758,962
Reimbursement obligations	1,622,761	1,591,287
Leasing	1,859,664	1,860,104
Post-employment benefits	11,562	11,562
Provisions for lawsuits	214,707	240,650
Resources for capital increase	278,832	277,687
Concessions to pay – use of public owned assets	283,389	279,392
Others	873,173	21,159
	5,895,809	5,040,803
Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Accumulated losses	(5,503,748)	(5,445,438)
Equity adjustment	(13,498)	(13,498)
	(1,186,329)	(1,128,019)
Total Liabilities and Stockholders’ Equity	14,069,346	13,199,300

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Net operating revenue	511,156	373,788
Operating expenses
Cost with electric energy	(31,512)	(19,135)
Operating cost	(232,727)	(227,076)
Third party services cost	(230,208)	(71,487)
	(494,447)	(317,698)
Gross income	16,709	56,090
Operating expenses	(36,814)	(81,809)
Service Result	(20,105)	(25,719)
Income financing	(79,487)	(83,225)
Operating result before Law 12,783/13	(99,592)	(108,944)
Gain (loss) – Law 12,783/13	41,282	-
Operating result after Law 12,783/13	(58,310)	(108,944)
Loss for the period	(58,310)	(108,944)

Cash Flow

(R$ thousand)

	03.31.13	03.31.12
Operating activities – cash flow
Loss for the period	(58,310)	(108,944)
Adjustments to reconcile loss of cash provided by operations
Depreciation and amortization	37,668	34,514
Financing charges	20,958	12,733
Financing charges - leasing	84,906	77,637
Provision for credit of questionable liquidation	(777)	21,657
Provision for contingencies - constitution	(24,116)	10,584
New Replacement Value - VNR	(41,282)	-
Write-off of intangible asset	2,302	1,354
-	21,349	49,535
Current asset variations
Clients	24,024	(25,482)
Stored materials	(11,063)	(14,723)
Taxes and social contributions	(658)	(1,206)
CCC	(732,521)	383,256
Others	(6,106)	6,923
-	(726,324)	348,768
Non-Current asset variations
Taxes and social contributions	(57,698)	(63,166)
Related parties	-	(94)
Financing asset - concession	(216,420)	(51,617)
Others	-	(2)
	(274,118)	(114,879)
Current liability variations
Supplier	(737,365)	266,320
Reimbursement Obligations	815,007	(486,027)
Leasing	3,608	2,831
Taxes and social contributions	(6,802)	(8,622)
Sectorial charges	3,604	(5,678)
Estimated obligations	4,294	3,957
Others	(19,650)	(24,537)
	62,696	(251,756)
Non-current liability variations
Reimbursement Obligations	31,474	73,435
Leasing	(85,346)	(78,936)
Provision for contingencies	(1,827)	1,766
Post-employee benefict	-	-
Special obligations – financing asset concession	5,727	2
Special obligations – intangible asset	272	-
Others	852,014	(8,604)
	802,314	(12,337)
Cash from Operating Activities
Financing charges – payment	(17,502)	(9,389)
Legal deposits	(21,479)	(12,444)
Net Cash (Used in) Generated by Operating Activities	(153,064)	(2,502)
Cash from investment activities
Property, plant and equipment acquisition	(9,842)	(3,839)
Intangible acquisition	(392)	(3,132)
Intangible acquisition - concession	(9,615)	(11,121)
Net Cash used in investment activities	(19,849)	(18,092)
Financing Activities
Loans and financing obtained	33,693	54,242
Loans and financing payment	(32,592)	(23,514)
Net cash used in financing activities	1,101	30,728
Increase (Decrease) in Cash and Cash Equivalents	(171,812)	10,134
Cash and cash equivalents at beginning of the period	390,677	94,928
Cash and cash equivalents at end of the period	218,865	105,062

Analysis of the result

The company presented in the 1Q13 a loss 82.0% lower than that recorded in the previous quarter, from R$ 320.8 million in 4Q12 to R$ 58.3 million in 1Q13, mainly due to the reduction of some items, such as third-party Services, electricity purchased for resale and provisions/reversions of provisions as detailed below.

Operating Income

The supply of electric energy presented a 22.9% reduction from R$ 523.0 million in 4Q12 to R$ 403.4 million in 1Q13, mainly due to the tariff reduction of 18.2%, according to the company's extraordinary adjustment (approved as per terms of the Resolution nº 1.454/13, Technical Note 15/2013 -SER/ANEEL), such readjustment took effect as from 01/24/2013.

Construction revenues registered a 45.5% reduction from R$ 422.3 million in 4Q12 to R$ 230.2 million in 1Q13. This is due to the fact that during the previous quarter expenditures were carried out on the expansion of electricity distribution grid in the capital and in the interior, transmission lines, revitalization of the generating plants, maintenance of the distribution system and increase on  the capacity of thermal generation plants throughout the State of Amazonas. It’s also important to mention the revitalization of the TEU Aparecida, acquisition of the mobile substation, deployment of Mutirão and Centro substations. It is worth mentioning that amounts registered under this heading anull amounts registered under the heading of construction cost in expenditures, not having a material impact on the overall Results.

Cost of Electric Energy Service

The electricity purchased for resale presented a 26.9% reduction, from R$ 43.1 million in 4Q12 to R$ 31.5 million in 1Q13. During the 4Q12 the amount of R$ 19.7 million was accrued as a difference of values not reimbursed by the CCC to independent power producers (PIEs) Rio Amazon Energia S/A and Manauara according to restrictions as set forth under ANEEL Resolution No. 347/2009. Additionally, in the 4Q12, the PIE contract were duly readjusted.

Depreciation and amortization had a 9.6%  increase from R$ 34.4 million in 4Q12 to R$ 37.7 million in 1Q13, not showing, therefore, significant impact on the company's results.

Personnel expenditures showed a 9.1% increase from R$ 72.8 million in 4Q12 to R$ 79.4 million in 1Q13, not showing, therefore, significant impact on the company's results.

Expenditures on material presented a 10.6% reduction from R$ 12.8 million in 4Q12 to R$ 11.4 million in 1Q13, not showing, therefore, significant impact on the company's result.

Expenditures on third party services showed a 18.5% reduction from R$ 63.8 million in 4Q12 to R$ 52.0 million in 1Q13. During the 4Q12 several payments to Consulting Companies were carried out, among which we highlight: consulting services provided by Fundação Getúlio Vargas (FGV); consulting services provided to the company viewing the reclassification of its warehouse materials and legal consulting services developed by several law firms on the basis of the legal demands and lawsuits under way.

Operating income (expense)

Operating provisions registered a 111.2% decrease from R$ 222.8 million in 4Q12 to a reversion of R$ 24.9 million in 1Q13, among which we highlight:

Provisions for contingencies presented a 389.1% reduction  from R$ 8.3 million in 4Q12 to a reversion of R$ 24.1 million in 1Q13, since the reversions were larger than the provisions of the period due to the reclassification of some lawsuits, previously classified as “likely” and now regarded as “possible”. Amongst these, the most important were: R$ 17.6 million for the  moral damages idemnification lawsuit filed by an industrial client and R$ 14.5 million for the lawsuit related to cancellation of administrative act of Amazonas Energia (breach of Contract by delay in the start of the commercial operation of the TEU Ponta Negra).

Provision for doubtful accounts (PCLD) registered a 102.0% reduction from R$ 39.3 million in 4Q12 to a reversion of R$ 0.8 million in 1Q13, because the reversions were larger than the provisions of the period on the basis of the fulfillment of contractual obligations of all classes of consumers. As consumers are up to date with their bills, R$ 11.2 million for PCLD was reversed this quarter.

Provision for Impairment on tax credits - in 4Q12 was registered in the amount of R$ 92.5 million (this impairment is about federal PIS and COFINS credits) and in the current quarter the company did not register further values for this provision.

Provision for Loss with enjoin of tax credits in 4Q12 was registered for the value of R$ 36.0 million (this provision is on the Federal credits PIS and COFINS) and in the current quarter the company did not register further values for this provision.

Provision for loss on Asset Conveyance - in 4Q12 was registered for the value of R$ 24.9 million for materials yet to be sold and during the current quarter the company did not register further values for this provision.

Financial Result

The financial income showed a 139.4% increase from an expense of R$ 96.3milhões in 4Q12 to a revenue of R$ 37.9 million in 1Q13. In 4Q12, the negative result occurred mainly due to the amount registered under price-level restatement line - Law nº 12.111/2009 since the amount of R$ 78.6 million was reverted given the low expectation of its attainment.

Financial expenditures were reduced by 8.9%, from R$ 128.8 million in 4Q12 to R$ 117.4 million in 1Q13, not showing, therefore, significant impact on the company's results.

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13
Parintins	Biodiesel BS1800	33.16	10.083	22,757
Itacoatiara	Biodiesel BS1800	34.83	6.328	6,196
Manacapuru	Biodiesel BS1800	28.93	10.868	157
Barreirinha	Biodiesel BS1800	3.71	0.729	2,610
Coari	Biodiesel BS1800	20.85	7.572	18,615
Maués	Biodiesel BS1800	12.43	3.822	8,393
Humaitá	Biodiesel BS1800	15.37	4.661	11,459
Urucará	Biodiesel BS1800	4.67	1.484	3,161
Benjamin Constant	Biodiesel BS1800	7.32	2.549	6187
Tefé	Biodiesel BS1800	18.2	6.783	16,724
Manicoré	Biodiesel BS1800	7.67	2.489	6,100
Autazes	Biodiesel BS1800	6.07	1.753	5,181
Codajás	Biodiesel BS1800	7	1.653	3,829
Eirunepé	Biodiesel BS1800	10.62	1.996	4,464
Nova Olinda do Norte	Biodiesel BS1800	6.52	1.996	4,545
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	2
Barcelos	Biodiesel BS1800	4.87	1.367	3,347
Lábrea	Biodiesel BS1800	9.54	2.611	6,347
São Paulo de Olivença	Biodiesel BS1800	3.79	0.986	2,370
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,570
Carauari	Biodiesel BS1800	7.18	2.036	4,977
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,482
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,338
São Gabriel da Cachoeira	Biodiesel BS1800	8.42	3.021	7,326
Itapiranga	Biodiesel BS1800	3.06	0.985	2,740
Anori	Biodiesel BS1800	4.16	1.073	2,661
Silves	Biodiesel BS1800	2.5	0.498	1,325
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	115
Nhamundá	Biodiesel BS1800	4.58	0.961	2,473
Tabatinga	Biodiesel BS1800	15.43	5.336	12,771
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,783
Borba	Biodiesel BS1800	3.6	1.851	4,694
Santa Isabel do Rio Negro	Biodiesel BS1800	2.42	0.676	1,638
Jutaí	Biodiesel BS1800	6.18	1.182	2,437
Novo Airão	Biodiesel BS1800	5.27	1.206	2,996
Ipixuna	Biodiesel BS1800	3.04	0.597	1,432
Envira	Biodiesel BS1800	3.38	0.856	1,915
Cucuí	Biodiesel BS1800	0.57	0.073	151
Japurá	Biodiesel BS1800	0.18	0.044	123
Maraã	Biodiesel BS1800	3.69	0.628	1,755
Juruá	Biodiesel BS1800	2.49	0.462	1,261
Tapauá	Biodiesel BS1800	3.71	1.155	3,195
Canutama	Biodiesel BS1800	2.23	0.613	1,345
Pauini	Biodiesel BS1800	2.62	0.698	1,777
Careiro	Biodiesel BS1800	2.5	0.859	1,791
Amaturá	Biodiesel BS1800	1.8	0.446	1,085
Estirão do Equador	Biodiesel BS1800	0.72	45.207	123
Palmeiras	Biodiesel BS1800	0.72	0.053	109
Ipiranga	Biodiesel BS1800	0.42	0.054	105
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	171
Iauaretê	Biodiesel BS1800	1	0.178	221
São Sebastião do Uatumã	Biodiesel BS1800	2.64	0.638	1,469
Tonantins	Biodiesel BS1800	3.46	0.944	1,825
Alvarães	Biodiesel BS1800	2.72	0.641	1,693
Beruri	Biodiesel BS1800	2.97	0.756	2,138
Caapiranga	Biodiesel BS1800	2.06	0.493	1,338
Uarini	Biodiesel BS1800	1.94	0.615	1,651
Urucurituba	Biodiesel BS1800	2.84	0.787	2,034

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13
Pedras	Biodiesel BS1800	0.57	0.102	264
Anamã	Biodiesel BS1800	1.73	0.54	1,473
Itamarati	Biodiesel BS1800	2.56	0.405	1,018
Castanho	Biodiesel BS1800	12.72	4.195	10,822
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	8,638
Limoeiro	Biodiesel BS1800	1.79	0.335	916
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	1,868
Manaquiri	Biodiesel BS1800	3.01	1.118	2,984
Caviana	Biodiesel BS1800	0.58	0.122	295
Campinas	Biodiesel BS1800	0.43	0.06	144
Caiambé	Biodiesel BS1800	0.88	0.121	311
Murituba	Biodiesel BS1800	0.3	0.033	72
Apuí	Biodiesel BS1800	7.19	1.381	3,354
Mocambo	Biodiesel BS1800	0.89	0.188	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	394
Itapeaçú	Biodiesel BS1800	0.85	0.153	403
Caborí	Biodiesel BS1800	0.78	0.095	698
Cametá	Biodiesel BS1800	0.612	0.136	325
Sacambú	Biodiesel BS1800	0.448	0.064	171
Novo Remanso	Biodiesel BS1800	4.06	1.331	3,916
Tuiué	Biodiesel BS1800	0.71	0.096	277
Jacaré	Biodiesel BS1800	0.34	0.164	489
Novo Céu	Biodiesel BS1800	1	0.404	1,872
Zé Açú	Biodiesel BS1800			0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,076
Terra Nova	Biodiesel BS1800			264
Axinim	Biodiesel BS1800	0.66	0.107	139
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	135
Arara	Biodiesel BS1800	0.332	0.052	178
Feijoal	Biodiesel BS1800	0.778	0.062	730
Lindoia	Biodiesel BS1800	1	0.304	142
Moura	Biodiesel BS1800	0.52	0.065	114
Santana	Biodiesel BS1800	0.31	0.051	133
Sucunduri	Biodiesel BS1800	0.16	0.048	40
Carvoeiro	Biodiesel BS1800	0.33	0.016	61
Itapuru	Biodiesel BS1800	0.31	0.02	240
Betânia	Biodiesel BS1800	0.43	0.111	1,512
Vila de Matupí	Biodiesel BS1800	1.85	0.619	203
Auxiliadora	Biodiesel BS1800	0.468	0.079	31
Santa Rita Well	Biodiesel BS1800	0.62	0.183	468
Parauá	Biodiesel BS1800	0.568	0.096	260
Belo Monte	Biodiesel BS1800	0.246	0.044	109
Vila de Alterosa	Biodiesel BS1800	0.33	0.067
HEP Balbina	Água	282.5	285,486.60	275,682
TEP Aparecida	OCTE, GN	251.5	206,143.70	204,162
TEP Mauá	Bloco 1 - OC1A / Bloco 3 Natural Gas (Alternativo OCTE) / Bloco4 – OPGE / Bloco 5 – Biodiesel / Bloco 6 – Biodiesel / Bloco 7 - Biodiesel	738.1	425,763.05	345,435
TEP Electron	OCTE	121.1	911.7	486
TP CO Cidade Nova	Diesel/Biodiesel	29.6	19,096.20	19,126
TP AS São José	Diesel/Biodiesel	73.4	59,172.30	58,554
TP FO Flores	Diesel/Biodiesel	124.7	87,184.60	95,163
TEP Distrito	Biodiesel (B S1800)	51.3	37,207.00	26,669
TEP Iranduba	Diesel/Biodiesel	66.6	28,026.00	38,369
Total		2,202.8		1,333,662

Unit	Location (State)	Beginning of operation	End of operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
Humaitá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug68	Undefined
Manicoré	Amazonas	Ma/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Out/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined

Unit	Location (State)	Beginning of operation	End of operation
Caiambé	Amazonas	Aug/76	Undefined
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
UHE Balbina	Amazonas	Jan/89	Mar/27
UTE Aparecida	Amazonas	Feb/84	Undefined
UTE Mauá	Amazonas	Apr/73	Undefined
UTE Electron	Amazonas	Jun/05	Undefined
UT CO Cidade Nova	Amazonas	Aug/08	Undefined
UT AS São José	Amazonas	Feb/08	Undefined
UT FO Flores	Amazonas	Aug/08	Undefined
UTE Distrito	Amazonas	Oct/10	Undefined
UTE Iranduba	Amazonas	Nov/10	Undefined

Marketletter

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras (Guajará)	MWh	1,597
	R$ million	0.1
Others (PIE'S-Independent Producer.- Self producer)	MWh	657,738
	R$ million	30.0
Total	MWh	659,335
	R$ million	30.1

3 .Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	62.8	222,552
Industrial	111.9	423,118
Residential	136.5	384,458
Commercial	104.4	287,417
Others	3.9	18,273
Total	419.5	1,335,818

4. Number of Consumer Units Serviced

1Q13
State utilities	9,916
Industrial	3,165
Residential	671,088
Commercial	67,953
Others	41,364
Total	793,486

5. Network Expansion - number of new connections

1Q13
13,905

6. Substations

1Q13
Ses 69/13.8 Kv	22
Ses Special Consumers	28
Total	50

7. Fuel used to produce electricity

Type	Unit	1Q13
		Amount	R$ Million
Diesel oil	Litre	85,746,310	884.8

8. Losses  - %

1Q13
Technical	Commercial
11.01	28.89

9. Extension of distribution lines

Tension kV	Extension Km
1Q13
138kv
69kv
34,5kv
13,8kv Urb.	2.235,9 (capital)
13,8kv Rural	1.015,07 (capital) 25.335,65 (interior)
220/127kV Urb.	3.341,04 (capital)
220/127kV Rural	146,34 (capital)
10.054,19 (interior)

Obs: In the first and second quarters of 2012 work was completed on: TL Ponta do Ismael - Ponta Negra 69 kV - 4km, but this line was not energized, due to the non deployment of bays in substations Ponta Negra 69 kV and Ponta do Ismael. These works are still in progress. In the case of Ponta Negra, it is still in a bidding process

10. Extension of transmission lines – 03.31.13

Line	Extension (Km)	Tension (Kv)	Beginning of operation	End of concession
Balbina–Cristiano Rocha	158.513	230	Nov/06	Mar/27
Manaus–Cristiano Rocha	22.704	230	Nov/06	Mar/27
Ramal de Transmissão–Presidente Figueiredo	0.124	230	Sep/08	Mar/27
Balbina – Manaus I	180.344	230	May/89	Mar/27
Balbina – Balbina – Circuit 1	0.590	230	Feb/89	Mar/27
Balbina – Balbina – Circuit 2	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 3	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 4	0.680	230	Sep/89	Mar/27
Balbina – Balbina – Circuit 5	0.680	230	Jul/89	Mar/27
Total	364.905

Subtransmission

Line	Extension (Km)	Tension (kV)	Beginning of operation	End of concession
Manaus I – São José	7.285	69	02/04/01	Sep/15
Manaus I – Mauá	11.815	69	10/13/91	Sep/15
Manaus I – Distrito I – Circuit 1	4.685	69	10/13/91	Sep/15
Manaus I – Distrito I – Circuit 2	4.682	69	11/11/06	Sep/15
Manaus I – V8 – Circuit 1	1.160	69	10/13/91	Sep/15
Manaus I – V8 – Circuit 2	1.160	69	10/13/91	Sep/15
Manaus I – Cachoeirinha	6.112	69	07/26/92	Sep/15
Manaus I – Seringal Mirim – Circuit 1	6.649	69	09/28/97	Sep/15
Manaus I – Seringal Mirim – Circuit 2	7.277	69	10/12/97	Sep/15
Manaus I– Flores – Circuit 1	4.460	69	02/11/89	Sep/15
Manaus I – Flores – Circuit 2	4.565	69	11/18/01	Sep/15
Manaus I – Flores – Circuit 3	4.810	69	12/02/07	Sep/15
Manaus I – Cidade Nova	7.463	69	01/01/96	Sep/15
Manaus I – Santo Antônio	9.516	69	04/19/05	Sep/15
Flores – Redenção	1.469	69	11/30/08	Sep/15
Redenção – Ponta Negra	4.515	69	11/30/08	Sep/15
Flores – Ponta Negra	5.959	69	12/02/07	Sep/15
Aparecida – Ponta Negra	8.610	69	07/15/83	Sep/15
Aparecida – Seringal Mirim	3.796	69	02/02/97	Sep/15
Aparecida – Cachoeirinha	3.994	69	04/23/05	Sep/15
Aparecida – El Paso	0.153	69	11/23/99	Sep/15
Mauá – Distrito I – Circuit 1	7.481	69	04/30/77	Sep/15
Mauá – Distrito I – Circuit 2	6.728	69	04/12/99	Sep/15
Mauá – Distrito II – Circuit 1	4.122	69	11/29/97	Sep/15
Mauá – Distrito II – Circuit 2	4.107	69	04/07/04	Sep/15
Mauá – Marapatá	6.489	69	11/05/11	Sep/15
Marapatá – Cachoeirinha	2.894	69	11/06/11	Sep/15
Mauá – Cidade Nova	26.016	69	08/20/06	Sep/15
Mauá – Mauá Geração – Circuit 1	0.533	69	02/22/04	Sep/15
Mauá – Mauá Geração – Circuit 2	0.226	69	02/29/04	Sep/15
Mauá – El Paso	0.200	69	03/07/04	Sep/15
Mauá Geração – São José	8.924	69	03/09/04	Sep/15
Mauá Geração – special consumers	9.362	69	07/09/04	Sep/15
Eletro – Cachoeirinha	0.357	69	01/01/81	Sep/15
Distrito I – special consumers	7.723	69	03/17/96	Sep/15
Distrito II – Cachoeirinha – Circuit 1	7.421	69	11/29/97	Sep/15
Distrito II – Cachoeirinha – Circuit 2	7.830	69	09/17/11	Sep/15
Seringal Mirim – Cachoeirinha	3.980	69	02/02/97	Sep/15
Santo Antônio – Sivam	5.326	69	03/19/95	Sep/15
Ponta Do Ismael – Iranduba	18.043	69	06/17/06	Sep/15
Flores – Ambev	0.161	69	03/16/03	Sep/15
Iranduba – Manacapuru	70.000	69	08/22/12	Sep/15
Total	308.058

11. DEC- Duration of interruptions - in hours

1Q13
11.97

12. FEC – Frequency of interruptions – Number of outages

1Q13
10.71

13. TMA – Average response time – in minutes

1Q13
175.05

14. Average price– R$/MWh

1Q13
257.89

15. Main investments – R$ million

Project	1Q13	Budget 2013
Distribution	79.56	775.17
Extension of Urban distribution	34.01	332.21
“Light for All” Program	26.88	230.44
Maintenance of the distribution system	6.67	103.67
Maintenance of the urban network	12.01	108.85
Others (infrastructure)	3.36	41.44
Transmission	6.87	88.20
Generation	149.43	317.17
Total	239.22	1,.221.99

16. New Investments

                 16.1. Generation

                                   16.1.1. Owner assets

Unit	Location (State)	Total of Investment R$ million	Installed Capacity - MW		Assured Energy MW average		Beginning of operation		Beginning of construction
			Open cycle	Comb. cycle	Open cycle	Combined cycle	Open cycle	Combined cycle
TEU Mauá 3	Amazonas	1,054.33	379.76	589.61	375	570.4	04/28/2014	11/11/2014	09/28/2012 assigned contract OC n˚ 83599/2012

17. Loans and financing – R$ million

Creditor	Balance 03.31.13	Due Date	Index
Eletrobras	1,032.7	01/2024	RGR

18. Contract obligations – 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	281.0	169.3	179.1	154.0	122.7	126.6

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$	553,383,248.07	580,978,689.44	608,633,275.06	637,956,612.57	667,954,179.77	6,056,833,394.89
MWh	2,659,595.25	2,671,800	2,671,800	2,679,120	2,671,800	16,260,445

19. Default – more than 120 days – 03.31.13

Class	R$ million
State utilities	1,582.1
Industrial	65,415.9
Residential	22,232.7
Commercial	21,474.1
Others	48,045.1
Total	158,749.9

20.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

20.1.By tenure

Generation and transmission

Composition of employees by tenure (Years)	1Q13
Up up to 5	91
6 to 10	210
11 to 15	102
16 to 20	167
21 to 25	152
beyond 25	219
Total	941

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	68
6 to 10	188
11 to 15	46
16 to 20	85
21 to 25	127
beyond 25	246
Total	758

Administration

Tenure (years)	1Q13
Up up to 5	147
6 to 10	199
11 to 15	13
16 to 20	27
21 to 25	57
Beyond 25	132
Total	575

20.2. By region

State	Number of employees
1Q13
Amazonas	2,074

20.3. By departments

Department	Number of employees
1Q13
Field	1,615
Administrative	659

21.Complementary work force

Operational	1Q13
1,670

22.Turn-over

1Q13
0.22

Balance Sheet

(R$ thousand)

Asset	03.31.13	12.31.12
Current
Cash and cash equivalent	93,524	52,043
Clients	39,789	54,763
Taxes and contributions	6,695	5,296
Reimbursement rights	98,707	96,964
Stored material	2,939	2,768
Service in course	10,876	9,571
Others	6,515	5,899
	259,045	227,304
Non current
Long term asset
Clients	13,458	14,178
Securities and colateral deposits	16,356	14,324
Taxes and social contribuions – to compensate	3,377	3,847
Financing assets	3 14,688	29 1,573
Fixed assets	6,284	6,340
Intangibles	57,804	58,523
	411,967	388,785
Total	671,012	616,089

Marketletter

Liabilities and Stockholders Equity	03.31.13	12.31.12
Current
Suppliers	209,298	176,313
Taxes and social contributions	17,158	16,764
Loans and financings	26,672	26,815
Estimated obligations	3,577	4,585
Research and development	29,653	29,097
Sectorial charges	253	1,212
Others	18,438	11,941
	305,049	266,727
Non-current
Loans and financing	129,224	125,350
Reimbursement obligations	58,887	57,792
Provisions for civil, labor andfiscal risks	1,432	1,432
Advance for future capital increase	220,407	217,497
Others	4,493	4,616
	414,443	406,687
Stockholders Equity
Social capital	245,158	245,158
Capital reserves	4,277	4,277
Accured losses	(297,915)	(306,760)
	(48,480)	(57,325)
Total	671,012	616,089

Statement of Income

(R$ thousand)

	03.31.13	03.12. 12
Net operating revenue	84,058	63,526
Operating costs	(37,096)	(59,893)
Electric Energy costs	(24,971)	(37,801)
Electricity purchased for resale	(24,625)	(36,25 1)
Charges for the use of the transmission network	(346)	(1,550)
Operational costs	3,959	(14,097)
Personnel, material and third-party services	(5,261)	(4,755)
Depreciation and amortization	(2,152)	(1,910)
Fuel for electric power production	(27,5 16)	(24,086)
Expense recovery - CCC	27,5 16	24,086
Others	11,372	(7,432)
Construction costs	(16,084)	(7,995)
Gross income	46,962	3,633
Operating expenses	(32,222)	(30,473)
Electric Energy service result	14,740	(26,840)
Financing result	(11,404)	(8,275)
Operating result	3,336	(35,115)
Gain-Law12,783/13	8,454	-
Operating result after the law 12,783/13	11,790	(35,115)
Tax and social contribution	(2,945)	-
Losses of the period	8,845	(35,115)

Cash Flow

(R$ thousands)

	03.31.13	03.31.12
Operational Activities
Net income (loss) of the period	11,790	(35,116)
Expenses (income) that do not affect the cash:
Depreciation/Amortization	104	129
Amortization of intangible assets	2,351	1,926
Net Monetary Variation	2,910	3,267
Provision for doubtful accounts	12,148	19,510
Provision for contingencies	-	(23)
Write-off of intangible assets	(3)	-
	29,300	(10,307)
Variation of assets
Clients	3,546	(8,425)
Taxes and social contribution	(928)	(1,171)
Reimbursement reights	(1,743)	(29,699)
Stored materials	(171)	(481)
Service in course	(1,305)	(438)
Linked deposits	(2,033)	(813)
Other assets	(616)	(990)
	(3,250)	(42,017)
Variation of liabilities
suppliers	32,985	27,014
Taxes and social contribution	(2,551)	201
Estimated obligations	(1,008)	(551)
Research and development	556	3,557
Sector charges	(959)	93
Reimbursement obligations	1,095	-
Other liabilities	6,374	108
	36,492	30,422
Cash from operating activities
Resources (applied to) Operating Activities	62,542	(2 1,902)
Acquisition of property, plant and equipment	(48)	(2,727)
Acquisition of financing assets	(23,115)	(7,033)
Acquisition of linked intangible assets	(1,452)	(962)
Acquisition of no linked intangible assets	(177)	(874)
Net cash from investment activities	(24,792)	(11,596)
Loan entrance	10,611	31,781
Loan amortization	(6,880)	(2,894)
Net cash from financing activities	3,731	28,887
Increase (decrease) in cash and cash equivant	41,481	(4,611)
Cash and cash equivalent at the beginning of the period	52,043	17,427
Cash and cash equivalent at the end of the period	93,524	12,816
	41,481	(4,611)

Analysis of the Result

The company performed at the 1Q13 a net income of R$ 8.8 million, a 297% increase compared to the loss of R$ 36 million registered at the 4Q12. The impact occurred mainly due to the Impairment of the New Value Registry-replacement - VNR in 4Q12.

Operating Income

The value of electric energy supplied presented a 3.8% reduction from R$ 5.3 million in 4T12 to R$ 5.1 million in 1T13, due to the impairment caused by MP 579.

The construction revenues presented a 147.4%  increase from R$ 6.5 million in 4T12 to R$ 16.0 million in 1T13, due to the increase in the volume of constructions under way.

The revenues accrued by the use of the  distribution system did not change from 4Q12 to 1Q13.

Cost of Electric Energy Service

The electricity purchased for resale presented a 25.1% increase from R$ 19 million, in 4T12, to R$ 23.7 million, in 1T13, this variation occurred mainly due to an increase of the energy market and its number of consumers.

The expenditures for the use of electric grid showed a 83% decrease from R$ 2 million, in 4T12, to R$ 0.34 in 1T13 according to the measures 579.

Depreciation and amortization had a 43.4% increase from R$ 1.5 million, in 4Q12, to R$ 2.16 million, in 1Q13, the change occurred as a result of the increase in the number of constructions under way.

Personnel expenditures registered a 20.9% reduction from R$ 11 million in 4Q12 to R$ 8.69 million in 1Q13, due to the payment of the 13th salary occurred in December 2012.

Expenditures with materials did not register relevant fluctuations between 4Q12 and 1Q13.

Expenditures with Third-party services also did not register relevant fluctuations between 4Q12 and 1Q13.

Operating income (expense)

The account of provisions for contingencies did not change.

Financial Result

The financial income showed a 34.3% reduction from R$ 8 million in 4Q12 to R$ 5.2 million in 1Q13, mainly due to the reduction of default regarding installments covering late bills negotiated.

Financial expenditures had a 51.3% increase from R$ 11 million in 4Q12 to R$ 16.7 million, in 1Q13, mainly because of the update on the Petrobras CCC account.

Market Data

1.  Generation Assets and Energy generated – NA

2.  Electric energy purchased for resale

System	Unit	1Q13
Eletrobras (SIN)	MWh	53,224
	R$ million	7.61
Eletrobras Eletronorte	MWh	111,018
	R$ million	15.88
Others	MWh	89,768
	R$ million	19.53
Total	MWh	254,010
	R$ million	43.03

SIN – National Interconected System

3.  Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	15	42,822
Industrial	3	8,630
Residential	35	90,374
Commercial	17	44,019
Others	3.1	11,441
Total	73.2	197,286

4.  Number of Consumer Units Serviced

1Q13
State utilities	3,401
Industrial	744
Residential	175,951
Commercial	18,150
Others	29,920
Total	224,843

5.  Network Expansion - number of new connections

1Q13
Industrial	21
Residential	1,510
Commercial	560
Other	209
Total	2,300

6.  Substation

1Q13
14

Marketletter

7.  Fuel for production of electric energy

Type	Unit	1Q13
		Amount	R$ million
Diesel	Litre	12,929,506	38,912,584.28
Total:		12,929,506	38,912,584.28

8.  Losses - %

1Q13
Technical	Commercial
11.76	9.94

9.  Extension of distribution lines – 03.31.13

Tension (kV)	Extension (Km)
Distribution Network Low Voltage - urban	1,617.25
Distribution Network / Distribution Line Medium Voltage - 13.8	13,994.35
Distribution Line 34.5
Distribution Line 69	169.90
Distribution Line 138 Kv	240.00

10.   Extension of transmission line – 03.31.13 – NA

11.   Duration of interruptions - in hours

1Q13
27

12.   FEC – Frequency of interruptions – Number of outages

1Q13
15.06

13.   TMA – Average response time – in minutes

1Q13
614

14.   Average price– R$/MWh (without ICMS)

1Q13
155.04

15.   Main investments – R$ million

Project	1Q13	2013 budget
Distribution
Rural Distribution Network Expansion- Light for All	2.309	44.751
Urban Distribution Network Expansion	7.569	10.376
Distribution System Maintenance	1.528	11.659
Energy in Isolated Systems	0	0
Modernization and Adequacy of Commercial and Distribution System	359	55.343
Others
Asset maintenance	2.318	1.303
Total	14.084	123.432

16.   Loans and financing – R$ million

Creditor	Balance 03.31.13	Due	Index
Eletrobras	35,049	12.31.13	SELIC/FINEL
Eletrobras	120,845	After 2017	SELIC/FINEL

17.   Contract obligations – 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	35,049	22,780	19,405	16,992	36,723	24,945

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ milhões	173,94	138,01	97,69	133,43	149,69	409,18
MWh	1.121.920	962.910	922.172	1.376.173	1.584.444	41.120.999

18. Default – more than  120 days – 03.31.13

Class	R$ million
State utilities	0.6
Industrial	2.02
Residential	19.2
Commercial	5.2
Others	12.0
Total	39.02

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	74
6 to 10	40
11 to 15	0
16 to20	0
21 to 25	32
beyond 25	71
Total	217

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	39
6 to 10	22
11 to 15	0
16 to20	0
21 to 25	19
beyond 25	35
Total	115

19.2.By region

State	Number of employees
1Q13
Acre	332

19.3.By departments

Department	Number of employees
1Q13
Field	127
Administrative	205

20.   Complementary work force

Operational	1Q13
538

21.   Turn-over

1Q13
0.006

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets

Cash and banks	37,373	46,006
Consumers	199,516	224,884
Taxes and social contributions	7,708	7,446
Sundry debtors	69,241	979
Reimbursements rights	6,345	6,128
Stored materials	6,451	5,693
Service in course	21,165	19,407
Other credits	17,264	14,293
	365,063	324,836
Non-Current Assets
Long-term assets
Consumers	147,204	162,023
Taxes and social contributions	6,199	6,079
Collaterals and tied deposits	36,031	45,822
Financing assets - concessions	580,601	553,183
Investments	168	168
Intangible	10,472	34,360
Property, plant and equipment - net	25,423	26,739
Other	3,972	3,980
	810,070	832,354
Total of Assets	1,175,133	1,157,190

Liabilities	03.31.13	12.31.12
Current Liabilities

Loans and financing	108,814	96,042
Suppliers	192,867	125,576
Taxes and social contributions	37,590	43,819
Estimated obligations	13,591	12,627
Reimbursements obligations	35,898	34,198
Post-retirement benefits	6,775	6,637
Sector charges	968	2,421
Research and development	9,845	9,913
Others	27,540	33,134
	433,888	364,367

Non-Current Liabilities

Loans and financing	333,120	351,630
Provision for contingencies	96,549	94,026
Resources for capital increase	200,262	176,514
Post-retirement benefits	137,323	137,897
Research and development	17,729	16,343
Taxes and social contributions	7,311	8,009
Other obligations	4,286	4,286
	796,580	788,705

Stockholders’ Equity

Social Capital	525,484	525,484
Accrued losses	(433,604)	(374,151)
Other comprehensive income	(147,215)	(147,215)
	(55,335)	4,118
Total Liabilities	1,175,133	1,157,190

Statement of Income

(R$ thousand)

	03.31.13	03.31.12 reclassified
Net Operating Revenue	219,463	192,718
Operational costs
Cost of electric energy	(142,937)	(113,274)
Operational costs	(38,729)	(48,488)
Third party services costs	(18,239)	(15,258)
	(199,905)	(177,020)
Gross Income	19,558	15,698
Operating Expenses	(86,062)	(21,663)
Electric Energy services - losses	(66,504)	(5,965)
Financing result	2,215	3,564
Operational losses before Law 12,783/13	(64,289)	(2,401)
Gain Law 12,783/13	4,836
Net income (loss) for the period	(59,453)	(2,401)
Basic loss per share	(0.15)	(0.0046)

Cash Flow

(thousands reais)

	03.31.13	03.31.12
Cash from operation activities
Operating activities
Losses for the period	(59,453)	(2,401)
Adjustments
Depreciation and Amortization	538	3,307
Financing result – advance for future capital increase and loans	5,738	2,451
Financing result – taxes and other liabilities	(1,591)	(936)
Provision for credit of questionable liquidation	43,341	3,589
Provision for contingencies	2,561	(2,598)
Provision for losses of stored material	(459)	(150)
Residual value of the financial asset - public service concessions	2,124	412
Residual value of the intangible	17,282	106
Residual value of the Property, plant and equipment	720	98
Financial asset - VNR Law 12,783/13	(4,836)
Fiscal instalment amortization	(761)	(737)
Other	554	(587)
	65,211	4,955
Assets and liabilities variation
Clients	(756)	(15,279)
Taxes and social contributions	(382)	(18)
Reimbursement rights	(217)	(2,021)
Stored material	(299)
Other assets	(73,391)	(6,700)
Linked deposits	9,449	(131)
Suppliers	67,291	7,484
Taxes and social contributions	(4,234)	(6,698)
Estimated obligations	964	4,137
Reimbursement obligations	1,700	2,737
Sectorial charges	(1,453)	(1,097)
Post-retirement benefits	(436)	10,867
Other liabilities	(4,664)	(3,496)
	(6,428)	(10,215)
Net cash from operational activities	(670)	(7,661)
Investment activities
Financing asset acquisition – public service concession	(18,821)	(10,318)
Intangible acquisitions	(916)	(4,021)
Property, plant and equipment acquisition	(498)	(20)
Net cash from investment activities	(20,235)	(14,359)
Financing activities
Income from loans and financing	9,427	18,440
Advance for future capital increase	21,918
Loans and financing amortization - principal	(17,242)	(10,258)
Financing charges amortization – loans and financing	(1,831)	(3,174)
Net cash from financing activities	12,272	5,008
Increase (decrease) in the cash and cash equivalent	(8,633)	(17,012)
Cash and cash equivalents at beginning of the period	46,006	39,365
Cash and cash equivalents at end of the period	37,373	22,353
	(8,633)	(17,012)

Analysis of the result

Operating income

Operating income in the 1Q13 presented a 7% decrease compared to 4Q12, from R$ 235.7 million in 4Q12 to R$219.5 million in 1Q13 due to the seasonal consumption pattern.

Electric power cost of service and operating expenses

Service costs expenditure and operating expenses of the distribution segment in the 1Q13 showed a 17.12%  increase compared to 4Q12, from R$ 244,1 million in 4Q12 to R$ 285,9 million in 1Q13. The main variations are described below:

Energy cost

The electric energy costs in 1Q13 showed a 12.9% increase from R$ 126.5 million in 4Q12 to R$ 142.9 million in 1Q13 due to:

Involuntary exposure due to physical guarantee quota regime;

Postponement of the supply from power plants scheduled to begin operating as of January 1st , 2013;

Cancellation of contracts with the grupo Bertin thermal power plants;

High price of PLD-Difference Price Settlement, which prevailed during the first quarter of the year, the average price at that time was R$ 313.50.

Operation cost

The operation costs of 1Q13 as compared to the 4Q12 increased by 110%  from R$ 18.4 million to R$ 38.7 million due mainly to a 20% reduction of the 2013 budget, so it is the reduction in personnal costs, with overtime reduction measures, danger and other compensation and the transfer to investment; the reduction with third-party services with measures adopted as centralization of callcenter, surveillance posts reduction, reduction of contracts: and reduction of depreciation expenses with application of the new fares by ANEEL from Dec/2012;

Cost of service provided to third parties

The costs of service rendered to third parties during the 1Q13 showed a 71.7% decrease compared to 4Q12, from R$  45.2 million to R$ 12.8 million due to purchases made towards the expansion of the distribution system, expansion of the rural system (PLpT), and investments in new assets and supporting infrastructure;

Operating expenses

Operating expenses of 1Q13 showed a 59.7% increase compared to 4Q12 from R$ 53.9 million in 4Q12 to R$ 86.1 million in 1Q13 due mainly to:

Increase of provisions for doubtful receivable accounts due to application of a new calculation criterion that considers the reversal of the debt once the third installment paid; in high voltage consumers accrued debt to 60 days overdue debts and low voltage to 90 days. In the same period of 2012 the technical note provided for the reversion of installments at the time of negotiation, so the smaller balance presented was due to the reversion of installments made in December 2011;

Of accounting for the difference between the accounting and balance cleared the survey between the physical fixed assets in service, in compliance with ANEEL resolution 367;

Financial Result

The financial results of 1Q13 showed a 69% reduction in comparison to 4Q12 from R$ 7.1 million to R$ 2.2 million resulting of a 20.08% increase in financial expenses related to the increase of monetary variations and of interest accrued on loans and also due to monetary restatement of Advance for Future Capital Increase; meantime revenues increased by 8.68% due to increased interest and monetary variation on installments.

Market Data

1. Generation Assets and Energy generated – NA

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras	MWh	607,936
	R$ million	61.47
Others	MWh	407,151
	R$ million	41.17
Total	MWh	1,015,087
	R$ million	102.640

3. Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	31.9	122,953
Industrial	32.8	142,001
Residential	126.3	302,126
Commercial	66.3	167,950
Others	15.5	89,925

4. Number of Consumer Units Serviced

1Q13
State utilities	9,619
Industrial	2,643
Residential	875,684
Commercial	56,447
Others	10,423
Total	954,816

5. Network Expansion - number of new connections

1Q13
5,147

6. Substations

1Q13
39

7. Fuel used to produce electricity- NA

8. Losses - %

1Q13
Technical	Commercial
8.42	18.40

9. Extension of distribution line – 03.31.13

Tension (kV)	Extension (Km)
13.8	21,268.98
0.22/0.38	17,007.3

10. Extension of transmission line – 03.31.13 - NA

11. DEC- Duration of interruptions - in hours

1Q13
5,1105

12. FEC – Frequency of interruptions – Number of outages

1Q13
3,2167

13. TMA – Average response time – in minutes

1Q13
237

14. Average price– R$/MWh

1Q13
256.25

15. Main Investments – R$ million

Projectt	1Q13	2013 budget
Distribution
Rural Distribution Network Expansion - Light for All	2.9	38.7
Distribution System Expansion	5.1	40.4
Distribution System Maintenance	3.5	43.4
Modernization and Adequacy of Commercial and Distribution System – losses reduction	1.5	43.7
Others
Maintenance and Adequacy of Goods	0.1	1.4
Maintenance and Adequacy of movable property, vehicles, and equipment n.	0.1	1.0
Maintenance and Adequacy of computer, information assets and teleprocessing	0.5	13.5
Total	13.7	182.1

16. Loans and Financing – R$ million

Creditor	Balance 03.31.13	Due Date	Index
Eletrobras	413	2022	Selic + varied
Faceal	20	2015	INPC + 12.68%
Bndes	1	2013	TR + 8%
Bic Banco	2	2012	CDI + 5.91%
Caixa Econômica Federal	5	2013	CDI/OVER + 1.694%
Lloyds Bank	1	2024	DOLAR + 4%

17. Contract obligations – 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	109	87	83	62	49	52

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million	390	473	520	546	574	602
MWh	4,333,713	4,801,762	5,137,373	5,414,657	5,834,698	5,834,698

18. Default – more than  120 days – 03.31.13

Class	R$ million
State utilities	10
Industrial	45
Residential	13
Commercial	18
Others	29
Total	115

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	529
6 to 10	22
11 to 15
16 to20
21 to 25	224
beyond 25	293
Total	1,068

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	90
6 to 10	28
11 to 15
16 to20	2
21 to 25	22
beyond 25	94
Total	236

19.2.By region

State	Number of employees
1Q13
Alagoas	1,304

19.3.By departments

Departments	Number of employees
1Q13
Field	1,068
Administrative	236

20.Complementary work force

Operational	1Q13
1,014

21.Turn-over

1Q13
42%

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	38,789	33,923
Consumers	237,406	289,441
Taxes to recover	11,941	12,534
Reinbursement rights	12,686	16,129
Stored materials	10,774	10,962
Other credits	40,879	17,524
	352,475	380,513
Non-Current Assets

Consumers	142,997	138,499
Recoverable taxes	6,865	6,865
Collaterals and tied deposits	13,235	10,709
Financial assets - concessions	750,834	707,343
Other	1,141	1,118
	915,072	864,534
Investments	146	146
Property, plant and equipment - net	30,135	60,526
Intangible	3,324	17,960
	948,677	943,166
Total Assets	1,301,152	1,323,679

Liabilities and Stockholders Equity	03.31.13	12.31.12
Current Liabilities
Loans and financing	120,431	108,522
Suppliers	90,673	141,929
Taxes to collect	72,812	68,937
Estimated obligations	37,894	36,375
Sector charges	3,195	5,206
Post-retirement benefits	14,709	13,313
Research and development	22,462	21,536
Other	35,608	38,943
	397,784	434,761
Non-Current Liabilities
Loans and financing	466,633	478,879
Taxes to collect	45,297	48,206
Provision for contingencies	86,455	63,021
Post-retirement benefits	68,968	71,785
Advance for future capital increase	475,241	430,282
Research and development	19,712	19,392
Other	859	859
	1,163,165	1,112,424
Stockholders Equity uncovered
Social Capital	779,224	779,224
Accumulated losses	(1,035,462)	(999,171)
Adjustment on equity	(3,559)	(3,559)
	(259,797)	(223,506)
Total Liabilities and Stockholders Equity uncovered	1,301,152	1,323,679

Statement of Income

(R$ thousand)

	2013	2012
Net Operating Revenue	250,505	207,584
Operational Costs
Electric Energy Cost	(116,170)	(96,809)
Operational costs	(65,926)	(59,821)
Construction costs	(43,502)	(15,942)
	(225,598)	(172,572)
Gross income	24,907	35,012
Operational expenses	(39,796)	(23,499)
Electric energy service result	(14,889)	11,513
Financing result	(13,195)	(14,871)
Result before Income	(28,084)	(3,358)
Income tax and social contribution	(8,207)	(86)
Net income (loss) for the period	(36,291)	(3,444)
Basic income (loss) per share (R$)	(0.0466)	(0.0044)
Diluted income (loss) per share (R$)	(0.0289)	(0.0032)

Cash Flow

(thousand reais)

	03.31.13	03.31.12
Operational Activities
Loss for the period	(36,291)	(3,444)
Income and non-cash expenses:
Depreciation of property, plant and equipment	853	225
Amortization of intangible assets	9,237	6,239
Provisions/reversals for doubtful accounts	10,638	6,225
Provisions/reversals for contingencies	24,923	3,897
Interest, charges, net monetary variation	8,936	141
Update Advance for Future Capital Increase	4,959	5,237
	59,546	21,964
Changes in assets and liabilities
Customers	36,899	9,248
Compensation rights	3,443	(5,621)
Tributes to retrieve	593	(1,318)
Stored materials	188	(1,445)
Other (asset)	(23,378)	(4,108)
Linked deposits	(2,526)	1,988
Suppliers	(51,256)	747
Sector charges	(2,011)	(439)
Post-employment benefits	(1,421)	(42)
Taxes to be collected	966	13,283
Estimated obligations	1,519	1,977
Advance for Future Capital Increase	40 ,000	-
Research and development	1,246	1,909
Provision for contingencies	(1,489)	(5,906)
Other (liability)	(3,335)	(3,438)
Net resources from operations	(562)	6,835
Net cash generated by operating activities	22,693	25,355
Cash flow from operating activities
Net cash from operating activities	22,693	25,355
Cash flows from investment activities
Write-off (Acquisitions of fixed assets)	29,538	(11,836)
Write-off (net acquisitions) of intangible assets	5,399	(6,282)
Acquisitions financial assets	(43,491)	5,092
Net cash used in investment activities	(8,554)	(13,026)
Cash flow from financing Activities
Loans and financing admission	12,867	12,293
Amortization of Principal and interest of loans and financing	(22,140)	(17,922)
Net cash provided by financing activities	(9,273)	(5,629)
Reduction in cash and cash equivalents	4,866	6,700
Initial balance of cash and cash equivalents	33,923	45 ,208
Closing balance of cash and cash equivalents	38,789	51,908

Analysis of the result

The company presented a loss of R$ 36.6 million in 1Q13 compared to a loss of R$ 26 million accrued in 4Q12, representing a negative growth of 39.7%, mainly due to:

Operating Income:

The electric power supply revenue registered a 23.6% decrease from R$ 339,8 million in 4Q12 to R$ 259.7 million in 1Q13.

Construction revenues registered a 64.6% decrease from R$ 122.9 million in 4Q12 to R$ 43.5 million in 1Q13 relating to the strong capitalization works of RD, TL and Substations during 1Q13.

Reduction in net operating revenue by 37.5%, from R$ 400.7 million in 4Q12 to R$ 250.5 million in 1Q13. Excluding the construction revenues the negative variation was of 25.5%.

Cost of Electric Energy Service

Electricity purchased for resale registered a 19.8%decrease from R$ (129.8) million in 4Q12 to R$ (104.2) million in 1Q13, mainly due to the reduction of power consumption;

Charges for the use of the power grid registered a 59.6% decrease from R$ (14.4) million in 4Q12 to R$ (5.8) million in 1Q13.

Depreciation and amortization showed a 252.5% increase from R$ 4.0 million in 4Q12 to R$ (14.4) million in 1Q13, caused mainly by the transfer made for special obligations (value of constructions built with CDE resources) that occurred in 4Q12 and by the growth of fixed assets in service on the basis of strong unitization of constructions in 2013;

Other expenditures presented 98.8% decrease, mainly due to administrative the growth of FACEPI costs, own consumption of energy and daily rates paid out for training costs;

Provisions for contingencies had a 4.050% increase from R$ (0.6) million in 4Q12 to R$ (24.9) million in 1Q13 due mainly by the change of the probability of loss of several lawsuits, highlighting the company's action ENGESER from R$ 8 million to R$ 29 million;

Provision for loan losses registered a 159.6% increase from R$ 17,8 million in 4Q12 to R$ (10.6) million in 1Q13, motivated by the growth of payment defaults;

Financial Result

The financial income of the 1Q13 showed a 58.7% decrease compared to the 4Q12, from R$ 10.5 million to R$ 4.3 million;

Financial expenses of 1Q13 showed a 2.3% decrease over the 4Q12 from R$ 17.9 million to R$ 17.5 million in 1Q13, motivated mainly by settlement/payment on schedule of installments referred to Pis/Cofins, FGTS, free energy, etc;

The financial results of the 1Q13 registered a 78.3% decrease compared to the 4Q12, motivated mainly by decreased revenues.

Market Data

1. Generation Assets and Energy generated - NA

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras	MWh	488,003
	R$ million	24.202
Others	MWh	451,102
	R$ million	120.331
Total	MWh	939,105
	R$ million	114.533

3. Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	43.551	123,147
Industrial	15.622	44,756
Residential	163.541	311,181
Commercial	66.132	140,954
Others	8.321	27,044
Total	297.167	647,082

4. Number of Consumer Units Serviced

1Q13
Public Services Utilities	19,989
Industrial	3,661
Residencial	939,869
Comercial	77,220
Others	30,195
Total	1,070,934

5. Network Expansion - number of new connections

1Q13
15,973

6. Substations

1Q13
78

7. Fuel used to produce electricity- NA

8. Losses  - %

1Q13
Technical	Commercial
12.45	17.56

9. Extension of distribution lines – 03.31.13

Tension Kv	Extension Km
138	282
69	2,297
34.5	7,598
13.8	43,220
Low tension	24,103

10. Extension of transmission lines – 03.31.13 - NA

11. DEC- Duration of interruptions - in hours

1Q13
8.31

12. FEC – Frequency of interruptions – Number of outages

1Q13
6.89

13. TMA – Average response time – in minutes

1Q13
390

14. Average price– R$/MWh

1Q13
339.28

15. Main investments – R$ million

Project	1Q13	2013 budget
Distribution
Rural Distribution Network Expansion - Light for All Program	7.685127	101.102192
Urban Distribution Network Expansion	4.481619	106.072665
Distribution System Maintenance	0.987791	46.171233
Modernization and Adequacy of Commercial and Distribution System	0.241108	48.490815
Others	0.014403	15.697562
Asset Maintenance	0.0	3.303163
Total	13.530940	320.837630

16. Loans and financing – R$ million

Creditor	Balance 03.31.13	Due	Index
BB	1.444	2014	IGPM- 10% p.y.
Eletrobras	578.433	2019	FINEL/RGR - 5,00% p.y.
Morgan	7.187	2024	DOLAR- 8.46% p.y.

17. Contract obligations – 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	120.431	108.277	88.728	82.120	43.724	143.784

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ milhões	425.864	452.382	463.607	502.696	583.026	109,318.941
MWh	4,162,535	4,049,207	3,878,205	3,982,189	4,373,618	282,429,935

18. Default – more than 90 days – 03.31.13

Class	R$ Million
State utilities	112.558
Industrial	21.150
Residential	92.149
Commercial	33.269
Others	13.202
Total	172.328

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	412
6 to 10	1
11 to 15	-
16 to 20	1
21 to 25	56
beyond 25	722
Total	1,192

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	59
6 to 10	-
11 to 15	-
16 to 20	-
21 to 25	16
beyond 25	188
Total	263

19.2.By region

State	Number of employees
1Q13
Piauí	1,455

19.3.By departments

Department	Number of employees
1Q13
Field	796
Administrative	659

20.Complementary work force

Operational	1Q13
998

21.Turn-over

1Q13
0.58

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	42,441	75,332
Consumers	176,269	228,302
Taxes and social contribution	10,151	8,046
Reimbursements rights	100,659	54,264
Stored materials	5,916	6,288
Collaterals and linked deposits	6,559	90,998
Service in course	9,052	5,369
Others	6,327	4,736
	357,374	473,335

Non-Current Assets

Consumers	23,963	24,077
Compensated rights	1,039,311	901,029
Collaterals and linked deposits	59,641	58,785
Taxes and social contribution	8,890	7,435
Financial Asset (concession)	692,914	614,023
Others	7,271	14,660
Investments	1,809	1,809
Property, plant and equipment - net	27,377	27,800
Intangible	95,265	95,372
	1,956,441	1,744,990
Total of Assets	2,313,815	2,218,325

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	329,903	326,069
Taxes and social contribution	27,755	43,638
Debt charges	1,482	1,469
Loans and financing	69,225	63,236
Reimbursement obligations	10,182	10,090
Estimated obligations	15,125	13,524
Sector charges	826	3,994
Others	30,279	35,856
	484,777	497,876
Non-Current Liabilities
Suppliers	1,125,697	1,052,533
Taxes and social contribution	3,3 14	3,286
Loans and financing	198,578	208,142
Reimbursement obligations	114,976	109,301
Provisions for civil, labor and fiscal risks	108,734	102,354
Provisions for onerous contract	113,588	131,200
Resources for capital increase	112,137	162,378
Others	30,024	24,023
	1,807,048	1,793,217
Stockholders’ Equity (not covered)
Social Capital	1,212,157	1,117,860
Accrued losses	(1,190,167)	(1,190,628)
	21,990	(72,768)
Total Liabilities and Stockholders’ Equity	2,313,815	2,218,325

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Net Operating Revenue	254,880	196,108
Operational cost	(211,486)	(176,947)
Electric energy cost	(128,124)	(120,776)
Electric energy purchased for resale	(118,317)	(109,538)
Charge on the use of the Electric grid	(4,380)	(6,925)
Proinfa	(5,427)	(4,313)
Operation cost	(29,495)	(23,864)
Personnel, material and thrid party services	(22,804)	(18,442)
Depreciation e amortization	(6,096)	(5,097)
Others	(595)	(325)
Third party services cost	(53,867)	(32,307)
Gross operating income	43,394	19,161
Operating Expenses	(65,719)	(46,151)
Service Results	(22,325)	(26,990)
Financial Result	(6,894)	(7,106)
Operating result before Law 12,783/13	(29,219)	(34,096)
Gain – Law 12,783/13	29,680	-
Operating result after Law 12,783/13	461	(34,096)
Loss for the period	461	(34,096)

Cash Flow

 (thousands reais)

	03.31.13	03.31.12
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	461	(34,096)
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	382	437
Intangible - amortization	6,632	5,550
Net monetary variation	4,721	7,447
Financing charges	5,562	38
Provision for credit of questionable liquidation	30,355	2,084
Provision for other assets	37	8
Liabilities provisions	3,144	(1,307)
Provision for onerous contracts	(17,612)	-
Right off of fixed assets	1	-
	33,682	(19,839)
(Increase) decrease in assets
Consumers	22,247	(8,898)
Compensation rights	(184,675)	101,484
Sundry debtors	(750)	(756)
Service in course	(3,683)	(153)
Taxes and social contributions	(3,559)	(764)
Stored material	372	(1,122)
Prepaid expenses	502	502
Linked funds	(5)	3,898
Colateral and linked deposits	84,468	(5,359)
Other credits	6,515	811
	(78,568)	89,643
Increase (decrease) in liabilities
Suppliers	76,998	(68,307)
Payroll	3	65
Taxes and social contributions	(15,965)	6,923
Estimated obligations	1,597	852
Liabilities provisions	-	(10,218)
Regulatory charges	(2,199)	(322)
Obligation to reimbursement	1,031	122
Consumers – diverse tariffs	1,399	1,157
Others	1,151	5,906
	64,015	(63,822)
Resources provided by operating activities	19,129	5,982
Cash flow from investment activities
Financing asset indemnification - acquisition	(78,891)	(28, 182)
Property, plant and equipment - acquisition	(1,830)	(973)
Intangibles - acquisition	(4,655)	(4,469)
Net cash used in investment activities	(85,376)	(33,624)
Cash flow from financing activities
Loans and financing obtained	40	5,608
Financing charges - payment	(5,548)	(370)
Loans and financing - payment	(4,136)	(4,853)
Advance for future capital increase	43,000	-
Net cash provided by financing activities	33,356	385
Net Increase (decrease) from cash and equivalents cash	(32,891)	(27,257)
Cash and cash equivalents – beginning of the period	75,332	169,972
Cash and cash equivalents – end of the period	42,441	142,715

Analysis of the result

The company presented on 1Q13 a 100.8% increase of its net income, from a loss of R$ 65.0 million in 4Q12 to an income of R$ 0.5 million in 1Q13, mainly due to the recognition of VNR-New Replacement Value of its financial assets and to CDE transfers.

Operating Income

The electric energy supply showed a 23.3 % reduction from R$ 291.8 million in 4Q12 to R$ 223.9 million in 1Q13, mainly due to  the tariff reduction imposed by Law 12.783/13, and to a reduction of the billed consumption from 720,662 MWh in 4Q12 to 632,496 MWh in 1Q13.

Construction revenues registered a 11.7% reduction from R$ 61.0 million in 4Q12 to R$ 53.9 million in 1Q13, mainly due to the amount of fixed assets accounted for in both periods.

The revenue for use of distribution grid showed a 3.0% reduction from R$ 46.6 million in 4Q12 to R$ 45.2 million in 1Q13, without meaningful   impact on the company's results.

Cost of Electric Energy Service

The electric energy purchased for resale presented a 17.2% reduction, from R$ 143.0 million in 4Q12 to R$ 118,3 million in 1Q13, due mainly to the recovery of costs related to CDE transfers enforced by Law 12.783/2013.

The charges for the use of electric grid showed a 51.1% reduction, from R$ 9.0 million in 4Q12 to R$ 4.4 million in 1Q13, due mainly to the impact enforced by law 12.783/2013.

Depreciation and amortization presented a 5.2% increase from R$ 5.8 million in 4Q12 to R$ 6.1 million in 1Q13, without meaningful impact on the company's results.

Personnel expenses showed a 2.1% reduction from R$ 8.8 million in 4Q12 to R$ 8.6 million in 1Q13, without meaningful impact on the company's results.

The material expenses registered a 9.5% increase from R$ 0.7 million in 4Q12 to R$ 0.8 million in 1Q13, without meaningful impact on the company's results.

Expenditures on third party services showed a 97.0% increase from R$ 6.8 million in 4Q12 to R$ 13.4 million in 1Q13, mainly due to the increase of the data base contingent, billing delivery;  fund raiser commission; multi-functional teams and CALL Center.

Operating income (expenditures)

Personnel expenditures registered a 9.2% reduction from R$ 17.5 million in 4Q12 to R$ 15.9 million in 1Q13, mainly due to the reduction of overtime and the granting of Christmas meal tickets  occurred in December 2012.

Provisions for contingencies presented a 77.3% reduction, from R$ 147.4 million in 4Q12 to R$ 33.5 million in 1Q13.

Financial Result

The financial income showed a 45.6% increase from R$ 6.8 million in 4Q12 to R$ 9.9 million in 1Q13, mainly due to the adjustment at present value (AVP) of installment plans over late bills negotiated  with electric power consumers in December 2012.

Financial expenditures have shown a 9.1% increase from R$ 15.4 million in 4Q12 to R$ 5.4 million in 1Q13, mainly due to interest on financing and loans with Eletrobras.

Market Data

1. Generation Assets and Energy generated

Own assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh
			1Q13
SHU – Rio Vermelho	2.6	2.0	5,117

Plant	Location (State)	Begenning of operation	End of operation
SHU – Rio Vermelho	RO	Nov/86	Indefinido

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras (SIN)	MWh	511,165
	R$ million	64.6
Others	MWh	361,951
	R$ million	53.7
Total	MWh	876,116
	R$ million	118.3

SIN – National Interconnected System

3. Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	6.1	23,819
Industrial	34.6	97,229
Residential	119.2	253,600
Commercial	64.2	138,726
Others	44.9	119,053
Total	269.0	632,427

4. Number of Consumer Units Serviced

1Q13
State utilities	221
Industrial	2,009
Residential	391,201
Commercial	37,932
Others	119,449
Total	550,812

5. Network Expansion - number of new connections

1Q13
2,529

6. Substations

1Q13
57

7. Fuel used to produce electricity

Type	Unit	1Q13
		Amount	R$ Million
Diesel oil	Litre	7,257.47	36.0

8. Losses - %

1Q13
Technical	Commercial
12.74	13.69

9. Extension of distribution lines – 03.31.13

Tension kV	Extension Km
Urban Distribution Grid - Low tension	5,585
Distribution grid / Average Tension of distribution line - 13.8	13,780
Distribution line 34.5	1,751.13
Transmission line 69	334.75
Transmission line 138 kV	359

10. Extension of transmission lines – 03.31.13 - NA

11. DEC- Duration of interruptions - in hours

1Q13
9.09

12. FEC – Frequency of interruptions – Number of outages

1Q13
7.92

13. TMA – Average response time – in minutes

1Q13
273.2

14. Average price – R$/MWh (without ICMS)

1Q13
353.2

Marketletter

15. Main investments – R$ million

Project	1Q13	2013 budget
Distribution
Rural Expansion of distribution - Light for All Project	19.6	47.8
Expansion of Urban distribution	9.5	199.8
Maintenance of the distribution system	19.6	37.8
Isolated system - energy	0	0
Modernization – Distribution and Comercialization System	3.6	39.1
Others
Maintenance and Adjustment of property / IT assets	0.3	10.7
Total	52.6	335.2

16. Loans and financing – R$ million

Creditor	Balance 03.31.13	Due	Index
Eletrobras	275.3	2025	UFIR + 5%

17. Contract obligations 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	61.1	40.7	37.5	35.9	34.8	65.3

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$	715.9	744.3	848.4	880.7	990.9	3,556.3
MWh	4,196,442	4,196,442	4,632,235	4,773,947	5,112,326	17,740,900

18. Default – more than  120 days - 03.31.13

Class	R$ thousand
Public Utility Services	83,127
Industrial	14,839
Residencial	25,869
Comercial	9,340
Outros	30,856
Total	164,031

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	238
6 to 10	66
11 to 15	0
16 to 20	41
21 to 25	108
beyond 25	176
Total	629

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	59
6 to 10	24
11 to 15	2
16 to 20	10
21 to 25	32
beyond 25	91
Total	218

19.2.By region

State	Number of employees
1Q13
Rondônia	847

19.3.By departments

Department	Number of employees
1Q13
Field	629
Administrative	218

20.Complementary work force

Operational	1Q13
1,048

21.Turn-over

1Q13
0.24

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	53,059	14,741
Consumers	73,896	68,574
CCC - reimbursement	16,688	6,321
Stored materials	1,662	1,704
Taxes to recover	6,768	3,850
Other Credits	4,135	3,604
	156,208	98,794
Non- Current Assets
Consumers		3,200
Taxes to recover	4,020	4,146
Collaterals and linked deposits	14,285	14,060
Financial Asset	128,447	127,093
Other	1,583	1,195
Property, plant and equipment	11,409	11,826
Intangible	7,368	7,799
	167,112	169,319
Total Assets	323,320	268,113

Liabilities and Stockholders’ Equity	03.31.13	12.31.12
Current Liabilities
Suppliers	96,096	100,559
Loans and financings	3,475	3,223
Taxes and social contributions	4,336	7,162
Estimated obligations	13,834	13,671
Sector charges	248	376
Related parties	6,963	9,468
Research and Development	1,689	2,647
Other	2,806	3,413
	129,447	140,519
Non-Current Liabilities
Loans and financings	15,741	15,962
Reimbursements obligations	54,533	42,679
Related parties	47,222	47,222
Provisions for contingencies	19,605	19,111
Retirement benefit	3,512	3,512
Onerous concession	31,386	29,934
Research and Development	4,825	4,413
Stockholders’ Equity	176,824	162,833
Social Capital
Other comprehensive income	684,204	684,204
Accrued losses	(4,088)	(4,088)
	(663,067)	(715,355)
Total Liabilities and Stockholders’ Equity	17,049	(35,239)
	323,320	268,113

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Net Operating Revenue	44,327	41,482
Operating cost	(41,491)	(30,879)
Cost with electric energy	(30,550)	(19,082)
Electric energy purchased for resale	(30,550)	(19,082)
Cost of operation	(9,434)	(8,080)
Personnel, Material and Third party services	(7,834)	(6,660)
Depreciation and amortization	(1,557)	(1,471)
Others	(43)	51
Construction cost	(1,507)	(3,717)
Gross income/loss	2,836	10,603
Operating expenses	54,697	(21,187)
Service result	57,533	(10,584)
Financing result	(5,245)	(3,328)
Net income (loss) for the period	52,288	(13,912)

Cash Flow

 (thousand reais)

	03.31.13	03.31.12
Loss for the period	52,288	(13,912)
Expenses (income) not affecting cash
Depreciation	402	284
Intangible - amortization	2,146	1,951
Service debt charges	640	462
Provision for credit of questionable liquidation	(65,827)	16,014
Provision for contingencies	-	(329)
	(10,351)	4,470
(Increase) decrease in asset
Clients	63,704	(15,011)
CCC	(10,367)	-
Stored materials	42	187
Taxes to recover	(2,792)	(4,177)
Colaterals and linked deposits	(225)	11
Others	(2,466)	(753)
	47,896	(19,743)
Increase (decrease) in liabilitites
Suppliers	(4,463)	30,508
Taxes to collect	(2,826)	(972)
Estimated obligations	(1,117)	234
Sector charges	(128)	(470)
Related parties	9,349	6,702
Research and development	(546)	422
Provision for contingencies	494	511
Onerous concession	1,452	1,065
Others	673	(918)
	2,888	37,082
Cash flow from operational activities	40,433	21,809
Service debt charges - payment	(640)	(462)
	(640)	(462)
Net cash generated by operational activities	39,793	21,347
Cash flow from investment activities
Financing asset	(1,354)	1,941
Property, plant and equipment - acquisition	15	(22)
Intangible asset (concession)	(166)	(608)
Net cash used in investment activities	(1,505)	1,311
Cash flow from financing activities
Loans and financing obtained	803	395
Loans and financing - payment	(773)	(697)
Net cash used in financing activities	30	(302)
Increase (decrease) in cash and cash equivalents	38,318	22,356
Cash and cash equivalents– beginning of the period	14,741	79,666
Cash and cash equivalents – end of the period	53,059	102,022
Increase (decrease) in cash and equivalents cash	38,318	22,356

Analysis of the result

The company presented on 1Q13 a result 415.5% higher than the result recorded in the previous quarter, from a R$ 16.5 million loss in 4Q12, to a Net Income of R$ 52 million in 1Q13, mainly as a result of the discharge of the payment installments related to the provision and supply of electric energy towards the Companhia Energética de Roraima-CERR which fully occurred in the 1Q13, and were all provisioned until then.

The supply of electricity presents a 31.5% reduction from R$ 54.3 million in 4Q12 to R$ 37.2 million in 1Q13, mainly due to Aneel Resolution No. 1.455/2013, which approved the extraordinary tariff adjustment held by the Company in  2013 which corresponds to a negative effect on the tariff of 18.00%, effective as  of January 24,  2013 to October 2013.

Cost of Electric Energy Service

Expenditure on raw materials and and other inputs for energy production had 94% variation mainly due to the consumption of fuel oil for power generators, which were used throughout  the whole first quarter of 2013 .

Depreciation and amortization had a 292.2% increase from R$ 0.39 million, at 4Q12, for R$ 1.6 million, in 1Q13, due to the large amount of unitizations completed in December 2012, therefore its share of depreciation has already started to have an impact in the first quarter of 2013.

Personnel expenses showed a 30.6% increase from R$ 5.4 million in 4Q12 to R$ 7 million in 1Q13, mainly due to the upfront payment of 50% of the thirteenth salary occurred in February 2013.

Expenditures on material did not show variations or significant impact on current results.

Expenditures with third party services showed a 67.4% reduction from R$ 6.7 million in 4Q12 to R$ 2.2 million in 1Q13, mainly due to the contingency plan applied by the company and also due to the period under analysis (usually third party services are completed at the end of the year and therefore paid in full during the 4th Quarter).

Operating income (expense)

Personnel expenditures showed an 8.4% increase from R$ 6.9 million in 4Q12 to R$ 7.5 million in 1Q13, mainly due to the upfront payment of 50% of the thirteenth salary occurred in February 2013.

Provisions for contingencies registered a 418.8% variation  from R$ (20.6) million in 4Q12 to R$ 65.8 million in 1Q13, mainly due to reversal of provisions relating to installments paid off in full to  State Energy Company - Cerr.

Financial Result

The financial income showed a 22% reduction from R$ 9.7 million in 4Q12 to R$ 7.6 million in 1Q13, mainly due to reduction of amounts invested, as well as the discharge of fully paid off debts.

Financial expenditures showed a 2.509% increase from R$ 0,49 million, in 4Q12, to R$ (12.8) million, in 1Q13, mainly due to discounts applied to the agreed installments paid by the Energy Company; and also due to the additional burden regarding payments due to energy purchased from Eletronorte.

Market Data

1. Generation Assets and Energy generated (PIE’s contract)

Plant	Installed	Energy generated - MWh	Beginning of operation	End of concession
	Capacity - MW	1Q13
Floresta	40MW	8,883.42	Apr/2010	Apr/2014
Distrito	20MW	15,898.15	Apr/2010	Apr/2014

2. Electric energy purchased for resale

System	Unit	1Q13
Eletrobras	MWh	200,880
	R$ million	37.5
Total	MWh	200,880
	R$ million	37.5

3. Energy sold

Distribution to	1Q13
	R$ million	MWh
State utilities	4.5	22,688
Industrial	0.9	3,413
Residential	26.3	76,099
Commercial	10.2	33,680
Others	2.0	10,064
Total	43.9	145,944

4. Number of Consumer Units Serviced

1Q13
State utilities	64
Industrial	355
Residential	80,611
Commercial	8,765
Others	3,635
Total	93,430

5. Network Expansion - number of new connections

1Q13
1,908

6 .Substations

1Q13
3

7. Fuel used to produce electricity

Type	Unit	1Q13
		Amount	R$
Diesel oil	Litre	6,947,831	17,321,637.47

Marketletter

8. Losses - %

1Q13
Technical	Commercial
8.07%	4.15%

9. Extension of distribution lines – 03.31.13

Tension kV	Extension Km
138kv	0
69kv	70.53
34.5kv	0
13.8kv Urb.	671.9
13.8kv Rural	1,106.07
127/220V	1,281.82

10. Extension of transmission lines – 03.31.13 – NA

11. DEC- Duration of interruptions - in hours

1Q13
1.91

12. FEC – Frequency of interruptions – Number of outages

1Q13
2.21

13. TMA – Average response time – in minutes

1Q13
66.78

14. Average price– R$/MWh

1Q13
301.143

15. Main investments – R$ million

Project	1Q13	2013 budget
Distribution	1.63	29.89
Expansion of Urban Electricity Distribution (Light for All)	0.00	5.89
Expansion of Urban Electricity Distribution	0.85	9.47
Maintenance of energy distribution system	0.26	6.39
Modernization and adaptation of energy distribution and Energy tradingssystem	0.52	8.14
Others	0.03	5.50
Maintenance and adjustment of property	0.02	0.58
Maintenance and adjustment of goods	0.00	0.23
Maintenance and adjustment of thecnological activity	0.01	4.69
Total	1.66	35.39

16. Loans and financing – R$

Creditor	Balance on 03.31.13	Date Due	Index
Eletrobras	5,576,868.99	07/2016	Interest 10% py + Adm fee 2%
Eletrobras	4,038,047.77	11/2018	Interest 5% py + Adm fee 2%
Eletrobras	4,954,892.48	07/2016	Interest 10% py + Adm fee 2%
Eletrobras	1,434,192.87	08/2016	IGP-M + Interest 10% aa + Adm fee 2%
Eletrobras	155,386.32	09/2015	Interest 5% py + Adm fee 2%
Eletrobras	122,471.44	09/2015	Interest 5% py + Adm fee 2%
Eletrobras	1,206,867.00	01/2019	Interest 5% py + Adm fee 2%
Eletrobras	1,829,001.98	10/2019	Interest 5% py + Adm fee 2%
Eletrobras	1,715.93	05/2026	Interest 5% py + Adm fee 2%
Eletronorte	6,962,702.65	11/2013	IGP-M + Interest 10% py + Adm fee 2%

17.Contract obligations - 03.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	9.46	4.61	5.27	3.83	1.41	1.67

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million	153.73	155.450	200.607	275.31	301.15	2,759.62
MWh	624,150	625,860	1,007,476	1,090,101	1,149,592	6,024,529

18.Default – more than 120 days –03.31.13

Class	R$
State utilities	8,605,195.52
Industrial	222,520.43
Residential	9,005,527.09
Commercial	324,527.61
Others	19,295,999.30
Total	37,453,769.95

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q13
Up up to 5	18
6 to 10	63
11 to 15	0
16 to 20	0
21 to 25	25
beyond 25	44
Total	150

Administration

Composition of employees by tenure (Years)	1Q13
Up up to 5	10
6 to 10	95
11 to 15	0
16 to 20	0
21 to 25	9
beyond 25	22
Total	136

19.2.By region

State	Number of employees
1Q13
Roraima	286

19.3.By departments

Department	Number of employees
1Q13
Field	150
Administrative	136

20.Complementary work force

Operational	1Q13
235

21.Turn-over

1Q13
0.003%

Balance Sheet

(R$ thousand)

Assets	03.31.13	12.31.12
Current Assets
Cash and banks	63,917	63,804
Return on investments	2,509	946
Fiscal assets to recover	860	945
Legal deposits	21	21
	67,307	65,716

Non-current assets
Long-term assets	2,741	2,741
Fiscal assets to compensate	1,760	1,743
Legal deposits	4,501	4,484

Investments	98,779	113,178
Property, plant and equipment	30	33
Intangible	12	12
	103,322	117,707
Total Assets	170,629	183,423

Liabilities and Stockholders Equity	03.31.13	12.31.12
Current liabilities
Stockholders remuneration	3,194	3,194
Payable accounts - Eletrobras	450	401
Tax obligations	46	153
Estimated obligations	220	220
	3,910	3,968

Non-current liabilities
Provisions for fiscal and administrative risks	1,713	1,697
Income tax and social contribution - deferred	11,044	16,075
	12,757	17,772

Stockholders equity
Social capital	118,054	118,054
Legal reserve	2,991	2,991
Additional Proposed Dividend	9,581	9,581
Equity adjustment	21,426	31,057
Accrue losses	1,910	-
	153,962	161,683
Total liabilities and stockholders equity	170,629	183,423

Statement of Income

(R$ thousand)

	03.31.13	03.31.12
Operating Revenues
Dividends	1,563	7,108
Equity participation	263	1,687
	1,826	8,795
Operating Expenses
Personnel/fees	(558)	(661)
Materials and Products	(21)	(17)
Traveling expenses, transportation, training	(3)	(14)
Third party services	(124)	(135)
Publicity	(9)	(9)
Taxes and contributions	(3)	(39)
Rent, Condominium Installments and Municipal Taxes	(20)	(23)
Other	(51)	(51)
	(789)	(948)
Operating Result Before Financing Result	1,037	7,847
Financial Revenues (Expenses)	1,046	7,850
Financing revenues	943	1,971
Financing expenses	(52)	(23)
Financial Result	891	1,948
Income before income tax and social contribution	1,928	9,794
Income tax and social contribution	(18)	(332)
Net income for the period	1,910	9,463
Net income per share
Basic and diluted	0.1624	0.8044

Cash Flow

(thousands Reais)

	03.31.13	03.31.12
Operating Activities
Net income for the period	1,910	9,463
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	3	3
Equity income	(263)	(1,687)
Sub total	1,650	7,779
(Increase) decrease in operating assets
Investment remuneration	(1,563)	(7,793)
Financing assets to compensate	85	58
	(1,478)	(7,735)
Increase (decrease) in operating liabilities
Taxes and social contributions	(108)	197
Payables	49	5
	(59)	202
Cash flow from operating activities	113	246
Finacing activities
Dividend payment	-	2,213
Cash flow from investment activities	-	2,213
Increase in cash and cash equivalent	113	2,459
Cash and cash equivalent in the beginning of the period	63,804	71,695
Cash and cash equivalent in the end of the period	63,917	74,154
Increase in cash and cash equivalent	113	2,459

Analisis of Result

Eletropar presented, in the 1Q13 an income of R$ 1.9 thousand, which represents an increase of 109% compared to the 4Q12, when the loss was in the amount of R$ 907 thousand.

Eletropar obtained in the 1Q13, revenue arising from dividends in the amount of R$ 1,563 thousand distributed by Eletropaulo, CPFL Energia and Energias do Brasil, which represents a 53.8% increase of compared to the 4Q12. In the 4Q12, Eletropar obtained as interest on own capital the amount of R$ 1,112 thousand, arising from its share holding in Eletropaulo and Energias do Brasil.

Eletropar presented in the 1Q13, a positive result of equity from the evaluation of its share in CTEEP, amounting to R$ 263 thousand (noting that there was no recognition of equivalence, in the quarter of the investee EMAE, because it did not submit in due time its quarterly financial statements). As for the 4Q12, the negative equity result totaled R$ 1,681 thousand.

With regards to its operating expenses a 35% reduction compared to the 4Q12. Mainly due to the cuts made on the travel expenditures and taxes and contributions in the amounts of 89% and 97%, respectively.

Market Data

1.    Investments – 03.31.13

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.65%
Eletropaulo	PNB	2,095,644	1.25%
EMAE	PN	523,911	1.42%
Energias do Brasil	ON	1,485,678	0.31%
CPFL Energia	ON	1,703,600	0.18%

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other  Eletrobras companies)

2.1.By tenure

Composition of employees by tenure (Years)	1Q13
Up up to 5	3
6 to 10	3
11 to15	-
16 to 20	-
21 to 25	-
Beyond 25	-
Total	6

2.1.By region

State	Number of employees
1Q13
RJ	6

3. Complementary work force

1Q13
6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.